The Bank
of Princeton

ANNUAL
REPORT
2024

At The Bank of Princeton,

We Listen to You -

We appreciate your business, and we're committed to being a true resource for our community.

We Understand -

We show it by providing you with the highest level of friendly, helpful, and personalized banking services.

We Get It -

We know you want to be treated with respect and we thank you, genuinely, for entrusting us with your banking. Most importantly, we believe that our own success is achieved only when yours is, when we deliver our unique banking experience to you… and everyone we meet. For you, in that way,

… We Make a Difference.



Table of Contents



EDWARD J. DIETZLER
PRESIDENT & CHIEF
EXECUTIVE OFFICER

"I am pleased with
the Bank's continued
strong financial
performance, crossing
the $2 billion mark
in assets. The Bank
increased loan and
deposit balances
and expanded our
products and services
while maintaining
strong liquidity, good
credit quality, and
high capital levels."

- Edward Dietzler

Dear Shareholders,

In 2024, Princeton Bancorp and The Bank of Princeton concluded another successful year of operations by completing its second acquisition in two consecutive years. Financial results included strong earnings on a core basis, along with growth in both loans and deposits centered on the Company's acquisition of Cornerstone Bank. The Cornerstone acquisition enhanced the Company's strategic initiative by providing an expansion in its market share with six additional branch locations, filling in the market presence between Trenton, New Jersey, and the Gloucester County in southern New Jersey.

We achieved a successful year with core earnings of $ 18.9 million, or $2.85 per diluted common share, excluding one-time Cornerstone acquisition costs and the related allowance for credit losses associated with the Cornerstone acquisition. Total assets stood at $2.3 billion at year end. Loans grew by $270 million and



deposits increased by $397 million. Stockholders' equity increased by $21.9 million. We continue to maintain a fortified balance sheet with solid liquidity and excellent capital levels, while carrying no borrowings. These efforts continue to provide increased shareholder value.

The Bank of Princeton enters its 18th year of operation and continues its success following its core mission of targeting the commercial real estate and small business communities for their lending needs, and providing expanded deposit products and services employing state-of-the-art technology. Our capital position provides the opportunity for future traditional organic growth, as well as the ability to take advantage of possible future acquisition opportunities that may arise.

NOTABLE HIGHLIGHTS

- During the 1st quarter, the Bank **upgraded its online banking system and mobile apps**, increasing functionality, convenience, and security.

- In August, we **integrated Cornerstone Bank's core operating system** and branch network.

- In October, the Bank **debuted its chat bubble via its website, online banking portal, and mobile apps**. This feature provides consumers with an additional resource for information and support through instant messaging with bank representatives.

In the spring of 2024, The Bank of Princeton successfully launched the Q2 Online Banking platform, marking a significant leap forward in our digital banking capabilities. This upgrade brings a modern, intuitive, and secure online banking experience to our customers, with features that rival those offered by larger financial institutions. With enhanced account management, seamless mobile access, and robust financial tools, our customers now enjoy greater flexibility and oversight of their finances. This investment reinforces our commitment to innovation and customer satisfaction, ensuring we remain competitive in an evolving digital banking landscape.

The strength of our Company comes from our board of directors, management, and employees, who are dedicated to delivering exceptional customer service in our ever-expanding market footprint and supporting strong relationships within these communities we serve.

Sincerely,

Edward J. Dietzler

Richard J. Gillespie



RICHARD J. GILLESPIE
CHAIRMAN

"The addition of Cornerstone Bank represents another in-market acquisition that adds to the Bank's central and southern Jersey footprint. The Bank will continue to grow and build on our valuable franchise reaching from New York to Philadelphia."

- Richard Gillespie

2024

Financials

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20429

FORM 10-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the Fiscal Year Ended December 31, 2024

- OR -

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: **001-41589**

PRINCETON BANCORP, INC.
(Exact name of Registrant as specified in its Charter)

Pennsylvania	**88-4268702**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

183 Bayard Lane, Princeton, NJ	**08540**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (609) 921-1700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common stock, no par value	BPRN	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] YES [X] NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. [ ] YES   [X] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] YES [ ] NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the registrant was required to submit such files). [X] YES [ ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] YES [**X**] NO

The aggregate market value of the voting common stock held by non-affiliates at June 30, 2024 was $159.0 million.

As of March 12, 2025, there were 6,915,086 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive Proxy Statement for the Annual Meeting of Shareholders scheduled to be held April 22, 2025. The information required by Part III of this Form 10-K is incorporated by reference to such Proxy Statement.

TABLE OF CONTENTS

Glossary of Acronyms and Terms

The following listing provides a comprehensive reference of common acronyms and terms used throughout the document:

ACL	Allowance for Credit Losses
AFS	Available-for-sale
AI	Artificial Intelligence
ALCO	Asset-liability committee
AML	Anti-money laundering
ASC 326	ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments
ATM	Automated teller machines
ASU	Accounting Standards Update
BHCA	Bank Holding Company Act of 1956, as amended
CBT	Corporation Business Tax
CECL	ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments
CFC	Cornerstone Financial Corporation and its wholly owned subsidiary Cornerstone Bank
CFPB	Consumer Financial Protection Bureau
CIO	Chief Information Officer
COSO 2013	Committee of Sponsoring Organizations of the Treadway Commission
CRA	Community Reinvestment Act
DCF	Discounted Cash Flow Method
Department	New Jersey Department of Banking and Insurance
DIF	Deposit Insurance Fund of the FDIC
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
DRR	DIF Designated reserve (target) ratio
FDIC	Federal Deposit Insurance Corporation
Federal Reserve	Federal Reserve System
FHLB	Federal Home Loan Bank
GAAP	Accounting principles generally accepted in the United States of America
GAP Table	Table setting forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding
HELOC	Home equity line of credit
HTM	Held-to-maturity
LTV	Loan to Value
NPV	Net portfolio value
SBIC	Small Business Investment Company

PRINCETON BANCORP, INC.

PART I

In this report, unless the context indicates otherwise, references to "we," "us," and "our" refer to the Company and the Bank.

Item 1. Business

General

Princeton Bancorp, Inc. is a Pennsylvania corporation formed in 2022 to be the holding company for The Bank of Princeton (the "Bank"). The Bank was incorporated on March 5, 2007 under the laws of the State of New Jersey and is a New Jersey state-chartered banking institution. The Bank was granted its bank charter on April 17, 2007, commenced operations on April 23, 2007 and is a full-service bank providing personal and business lending and deposit services. As a state-chartered bank, the Bank is subject to regulation by the New Jersey Department of Banking and Insurance and the FDIC. The area served by the Bank, through its 33 branches, is generally an area within an approximate 50-mile radius of Princeton, NJ, including parts of Burlington, Camden, Gloucester, Hunterdon, Mercer, Middlesex, Ocean, and Somerset Counties in New Jersey, and additional areas in portions of Philadelphia, Montgomery and Bucks Counties in Pennsylvania. The Bank also has two retail branches and conducts loan origination activities in select areas of the New York City metropolitan area.

The Bank offers traditional retail banking services, one-to-four-family residential mortgage loans, multi-family and commercial mortgage loans, construction loans, commercial business loans and consumer loans, including home equity loans and lines of credit.

From 2007 until January 2023, the Bank was a stand-alone bank. On January 10, 2023, the Bank caused the Company to acquire all the outstanding stock of the Bank in a corporate reorganization. As a result, the Bank became the sole direct subsidiary of the Company, the Company became the holding company for the Bank and the stockholders of the Bank became stockholders of the Company. As of December 31, 2024, the Company had 249 total employees and 247 full-time equivalent employees.

On May 19, 2023, the Company completed the acquisition of Noah Bank, a Pennsylvania chartered state bank headquartered in Elkins Park, Pennsylvania that primarily served the Philadelphia, North New Jersey and New York City markets. On that date the Company acquired 100% of the outstanding common stock, for cash, of Noah Bank and Noah Bank was merged with and into the Bank.

On August 23, 2024, the Company completed the acquisition of Cornerstone Financial Corporation ("CFC"), the holding company for Cornerstone Bank, a New Jersey chartered state bank headquartered in Mt. Laurel, New Jersey that primarily served the southern New Jersey market. The Company acquired 100% of the outstanding common stock of CFC in exchange for the Company's stock, CFC was merged into the Company, and Cornerstone Bank was merged with and into the Bank.

Our headquarters and one of our branches are located at 183 Bayard Lane, Princeton, New Jersey 08540. Our telephone number is (609) 921-1700 and our website address is www.thebankofprinceton.com.

The Company has elected to prepare this Annual Report on Form 10- K and other annual and periodic reports as a "smaller reporting company" consistent with the rules of the SEC.

Competition

We have substantial competition in originating commercial and consumer loans in our market area. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of our competitors enjoy advantages over us, including greater financial resources and higher lending limits, more aggressive marketing campaigns, better brand recognition, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. Among other things, this competition could reduce our interest income and net income by decreasing the number and size of loans that we originate and the interest rates we may charge on these loans. We compete for loans primarily on the basis of value and service by building customer relationships through addressing our customers' entire suite of banking needs, demonstrating expertise, and providing convenience. We also consider the competitive pricing levels in each of our markets.

In attracting business and consumer deposits, we face substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. These competitors may offer higher interest rates on deposits, which could decrease the deposits that we attract, or require us to increase the rates we pay to retain existing deposits or attract new deposits. Deposit competition could adversely affect our net interest income and net income, and our ability to generate the funds we require for our lending or other operations. As a result, we may need to seek other sources of funds that may be more expensive to obtain and could increase our cost of funds. We compete for deposits similarly on the basis of value and service and by providing convenience through a banking network of branches and ATMs within our markets and our website at https://thebankofprinceton.com.

FinTechs continue to emerge in key areas of banking. In addition, larger established technology platform companies continue to evaluate, and in some cases, create businesses focused on banking products. We closely monitor activity in the marketplace to ensure that our products and services are technologically competitive. Our overall strategy involves seeking to identify partnership and possible investment opportunities in technology-driven companies that can augment our distribution and product capabilities.

Lending Activities

Our loan portfolio consists of variable-rate and fixed-rate loans with a significant concentration in commercial real estate lending. While most loans and other credit facilities are appropriately collateralized, major emphasis is placed upon the financial condition of the borrower and the borrower's cash flow versus debt service requirements.

Loan growth is driven by customer demand, which in turn is influenced by individual and business indebtedness and consumer demand for goods. Loaning money will always entail some risk. Without loaning money, however, a bank cannot generate enough net interest income to be profitable. The risk involved in each loan must be carefully evaluated before the loan is made. The interest rate at which the loan is made should always reflect the risk factors involved, including the term of the loan, the value of collateral, if any, the reliability of the projected source of repayment, and the amount of the loan requested. Credit quality and repayment capacity are generally the most important factors in evaluating loan applications.

The majority of our loans are to borrowers in our immediate markets. We believe that no single borrower or group of borrowers presents a credit concentration whereby the borrowers' loan default would have a material adverse effect on our financial condition or results of operations.

Commercial Real Estate and Multi-family. At December 31, 2024, commercial real estate and multi-family loans amounted in the aggregate to $1.39 billion, or 76.1% of the total loans receivable. Our commercial real estate portfolio has increased $242.2 million or 21.1% since December 31, 2023, when commercial real estate and multi-family loans amounted to $1.14 billion, or 73.8%, of our total portfolio.

The commercial real estate and multi-family loan portfolio consists primarily of loans secured by small office buildings, strip shopping centers, small apartment buildings and other properties used for commercial and multi-family purposes located in the Company's market area. At December 31, 2024, the average commercial and multi-family real estate loan size was approximately $1.8 million.

Although terms for commercial real estate and multi-family loans vary, our underwriting standards generally allow for terms up to 7 years with loan-to-value ratios of not more than 75%. Most of the loans are structured with balloon payments of 5 years or less and amortization periods of up to 25 years. Interest rates are either fixed or adjustable, based upon designated market indices such as the Wall Street Journal prime rate plus a margin.

Commercial real estate and multi-family real estate lending involves different risks from single-family residential lending. These risks include larger loans to individual borrowers and loan payments that are dependent upon the successful operations of the project or the borrower's business. These risks can be affected by supply and demand conditions in the project's market area of rental housing units, office and retail space and other commercial space. We attempt to minimize these risks by limiting loans to proven businesses, only considering properties with existing operating performance which can be analyzed, using conservative debt coverage ratios in our underwriting, and periodically monitoring the operation of the business or project and the physical condition of the property.

Various aspects of commercial and multi-family loan transactions are evaluated in an effort to mitigate the additional risk in these types of loans. In our underwriting procedures, consideration is given to the stability of the property's cash flow history, future operating projections, current and projected occupancy levels, location and physical condition. Generally, we impose a debt service ratio (the ratio of net cash flows from operations to debt service) of not less than 1.25 X. We also evaluate the credit and financial condition of the borrower, and if applicable, the guarantor. With respect to loan participation interests we purchase; we underwrite the loans as if we were the originating lender. Appraisal reports prepared by independent appraisers are reviewed by an outside third party prior to closing.

Set forth below is a brief description of our three largest commercial real estate or multi-family loans:

- The largest commercial real estate loan is a $31 million loan (split between 2 loans $29 million and $2 million). The proceeds were used to refinance an existing loan, with cash out being escrowed and released in the future upon meeting certain requirements. The property is an eight-story mixed use property located in Brooklyn, NY with 69 residential units and one commercial unit with a LTV of 70%. The borrower is paying in accordance with the loan terms as of December 31, 2024.

- The second largest commercial real estate loan is a $22.7 million loan. The proceeds were used to refinance an existing loan with cash out for future real estate investments. The property is an industrial warehouse located in East Windsor, NJ with a LTV of 55%. The borrower is paying in accordance with the loan terms as of December 31, 2024.

- The third largest commercial real estate loan is a $20.7 million loan. The proceeds were used to refinance an existing loan. The property is an eight-story mixed use property located in Queens, NY with 49 residential units and two commercial units with a LTV of 56%. The borrower is paying in accordance with the loan terms as of December 31, 2024.

Commercial and Industrial Loans. At December 31, 2024, commercial and industrial loans amounted in the aggregate to $93.0 million, or 5.1%, of the total loan portfolio. Our commercial and industrial portfolio has increased $42.0 million, or 82.2%, since December 31, 2023, when commercial and industrial loans amounted to $51.0 million, or 3.3%, of our total loan portfolio.

Commercial business loans are made to small to mid-sized businesses in our market area primarily to provide working capital. Small business loans may have adjustable or fixed rates of interest and generally have terms of three years or less but may be as long as 15 years. Our commercial business loans have historically been underwritten based on the creditworthiness of the borrower and generally require a debt service coverage ratio of at least 1.25 X. In addition, we generally obtain personal guarantees from the principals of the borrower with respect to commercial business loans and frequently obtain real estate as additional collateral.

Set forth below is a brief description of our three largest commercial and industrial loans:

- The largest commercial and industrial loan is a $9.4 million loan. The proceeds were used for business purposes and completion of capital improvements. The collateral is a lien on all business assets. The borrower is paying in accordance with the loan terms as of December 31, 2024.

- The second largest commercial and industrial loan is a $9.4 million loan. The proceeds were used as a fully drawn business line of credit for general purposes. The loan is secured by real estate and cash collateral. The borrower is paying in accordance with the loan terms as of December 31, 2024.

- The third largest commercial and industrial loan is a $7.6 million loan. The proceeds were used for working capital for future business opportunities. The loan is unsecured. The borrower is paying in accordance with the loan terms as of December 31, 2024.

Construction Loans. We originate various types of commercial loans, including construction loans, secured by collateral such as real estate, business assets and personal guarantees. The loans are solicited on a direct basis and through various professionals with whom we maintain contact and by referral from our directors, stockholders and customers. At December 31, 2024, our construction loans amounted to $257.2 million, or 14.1% of our total loans receivable. The average size of a construction loan was approximately $5.0 million at December 31, 2024. Our construction loans portfolio has decreased $53.0 million or 17.1% since December 31, 2023, when construction loans amounted to $310.2 million, or 20.0% of our total loans receivable. Construction lending represents a segment of our loan portfolio and is driven primarily by market conditions.   Loans to finance construction of condominium projects or single-family homes and subdivisions are generally offered to experienced builders in our primary market area with whom we have an established relationship. The maximum loan-to-value limit applicable to these loans is 75% of the appraised post construction value and does not require amortization of the principal during the term of the loan. We often establish interest reserves and obtain personal and corporate guarantees as additional security on the construction loans. Interest reserves are used to pay monthly payments during the construction phases of the loan and are treated as an addition to the loan balance. Interest reserves pose an additional risk to the Bank if it does not become aware of deterioration in the borrower's financial condition before the interest reserve is fully utilized. In order to mitigate risk, financial statements and tax returns are obtained from borrowers on an annual basis. Construction loan proceeds are disbursed periodically in increments as construction progresses and as inspection by approved appraisers or loan inspectors warrants. Construction loans are negotiated on an individual basis but typically have floating rates of interest based on a common index plus a stipulated margin. Additional fees may be charged as funds are disbursed. As units are completed and sold, we require that payments to reduce principal outstanding be made prior to them being released. We may permit a pre-determined limited number of model homes to be constructed on an unsold or "speculative" basis. Construction loans also include loans to acquire land and loans to develop the basic infrastructure, such as roads and sewers. The majority of the construction loans are secured by properties located in our primary areas.

Set forth below is a brief description of our three largest construction loans or loan relationships:

- The largest construction loan is a $32.5 million participation loan. The Bank's share is 76.9% of the total loan amount. The proceeds are being used to construct a 9-story residential building consisting of 89 residential units in Brooklyn, NY. The project is approximately 88% complete. The borrower is paying in accordance with the loan terms as of December 31, 2024.

- The second largest construction loan is a $21.7 million loan to purchase and renovate a mixed-use property consisting of residential units and retail space in Newark NJ. The project is approximately 97% complete. The borrower is paying in accordance with the loan terms as of December 31, 2024.

- The third largest construction loan is a $25.0 million loan to purchase land for future construction of a mixed-use property consisting of residential units and commercial/retail office space in Jersey City, NJ. The borrower is paying in accordance with the loan terms as of December 31, 2024.

Residential First-Lien Mortgage Loans. We offer a narrow range of prime residential first-lien mortgage loans at competitive rates. Our customers, stockholders and local real estate brokers are a significant source of these loans. We strive to process, approve and fund loans in a timeframe that meets the needs of our borrowers. Generally, we originate and retain non-conforming residential first-lien mortgage loans and refer conforming residential first-lien mortgage loans to a third party, whereby we may earn a fee. At December 31, 2024, our residential first-lien loans amounted to $68.0 million, or 3.7%, of our total portfolio. Our residential first-lien loan portfolio has increased $30.0 million, or 78.8%, since December 31, 2023, when residential first-lien loans amounted to $38.0 million, or 2.5%, of our total loan portfolio. This substantial increase was due to our acquisition of CFC in August 2024.

Home Equity Loans and Consumer Loans. We generate these loans and lines of credit primarily through direct marketing at our branch locations, referrals from local real estate brokers and, to a lesser extent, by targeted direct marketing programs such as mail and electronic mail. Consumer loans are solicited on a direct basis and upon referrals from our directors, stockholders and existing customers.

Loans Receivable, Net. Loans receivable, net increased from $1.55 billion at December 31, 2023, to $1.82 billion at December 31, 2024, an increase of $270.5 million, or 17.5%. The increase was attributable to an increase in commercial real estate loans of $242.2 million, an increase in commercial and industrial loans of $42.0 million and an increase in residential first-lien mortgage loans of $30.0, partially offset by a decrease of $53.0 million in construction loans. The acquisition of CFC in August 2024 resulted in an increase of $255.5 to the loan portfolio.

The following table details our loan maturities by loan segment and interest rate type:

		December 31, 2024			
	Due in one year or less	Due after one through five years	Due after five years through fifteen years	Due after fifteen years	Total
(Dollars in thousands)					
Commercial real estate	$ 75,425	$ 475,306	$ 467,819	$ 366,535	$ 1,385,085
Commercial and industrial	34,261	19,976	30,519	8,101	92,857
Construction	208,382	48,787	-	-	257,169
Residential first-lien mortgage	-	16	9,337	58,677	68,030
Home equity/consumer	1	375	3,490	14,267	18,133
Total loans	$ 318,069	$ 544,460	$ 511,165	$ 447,580	$ 1,821,274

Amount due after one year	Fixed Rate	Variable Rate
(Dollars in thousands)		
Commercial real estate	$ 394,551	$ 915,109
Commercial and industrial	33,493	25,103
Construction	-	48,787
Residential first-lien mortgage	40,380	27,650
Home equity/consumer	3,224	14,908
Total loans	$ 471,648	$ 1,031,557

The accrual of interest is discontinued when the contractual payment of principal or interest is 90 days past due or management has serious doubts about further collectability of the principal or interest, even if the loan is currently performing.

The following table sets forth certain information regarding our nonaccrual loans, accruing loans 90 days or more past-due, and other real estate owned.

	December 31,	
	2024	**2023**
(Dollars in thousands)		
Commercial real estate	$ 26,101	$ 4,485
Commercial and industrial	627	2,116
Construction	-	-
Residential first-lien mortgage	113	107
Home equity/consumer	-	-
Total nonaccrual loans	26,841	6,708
Accruing loans 90 days or more past due	-	-
Total nonperforming loans	26,841	6,708
Other real estate owned	295	-
Total nonperforming assets	$ 27,136	$ 6,708

See Note 5 - "Loans Receivable" in the Notes to Consolidated Financial Statements within this Form 10-K for additional information regarding our loans not classified as nonperforming assets as of December 31, 2024 and for other information on our loan ratings of special mention, substandard and doubtful, all of which contain varying degrees of potential credit problems that could result in the loans being classified as nonaccrual, past-due 90 or more days or modifications to borrowers with financial difficulty in a future period.

Analysis of Allowance for Credit Losses. *On January 1, 2023, the Company adopted Accounting Standard Update ("ASU") 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("CECL" or "ASC 326")*, which requires the recognition of the allowance for credit losses be estimated using the CECL methodology. The measurement of expected credit losses under CECL methodology is applicable to financial measured assets at amortized cost, including loan receivables. Available-for-sale ("AFS") debt securities are included and require credit losses to be presented as an allowance rather than as a write-down. It also applies to off-balance sheet credit exposure, such as unfunded loan commitments, standby letters of credit and other similar instruments.

The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. The Company recorded a net decrease of $284 thousand to retained earnings as of January 1, 2023 for the cumulative effect of adopting ASC 326, which included a net deferred asset of $110 thousand. The transition adjustment includes a $301 thousand decrease to the allowance for credit losses and the increase of $695 thousand in the allowance of credit losses on off-balance sheet credit-exposures.

The credit loss estimation process involves procedures to appropriately consider the unique characteristics of loan portfolio segments, which consist of commercial real estate loans, construction loans, commercial and industrial loans, residential loans and HELOC/consumer loans. Thes segments are further disaggregated into loan classes, the level at which credit risk is monitored. For each of these segments, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical data. The quantitative component of the ACL on loans is model-based and utilizes a forward-looking macroeconomic forecast. The Company uses a discounted cash flow method, incorporating probability of default and loss given default forecasted based on statistically derived economic variable loss drivers, to estimate expected credit losses. This process includes estimates which involve modeling loss projections attributed to existing loan balances, and considering historical experience, current conditions, and future expectations for segments of loans over a reasonable and supportable forecast period. The historical information used is that experienced by the Company or by a selection of peer banks, when appropriate.

Commercial real estate - Loans in this segment include owner-occupied commercial real estate, non-owner-occupied commercial real estate and multi-family dwellings within the Company's market area. The underlying cash flows generated by the properties or operations can be adversely impacted by a downturn in the economy due to increased vacancy rates or diminished cash flows, which in turn, would have an effect on the credit quality in this segment. Management obtains financial information annually and monitors the cash flow of these loans.

Construction – Loans in this segment include primarily construction of condominium projects or single-family homes and subdivisions. Exposure to loans in this segment can come from construction delays, slow unit sales and insufficient interest reserves. The Company often requires personal and corporate guarantees as additional security on the loan. Management relies on progress reports and third-party experts prior to the release of additional funds.

Commercial and industrial loans - Loans in this segment are primarily for commercial business assets and/or purposes, which usually carry a personal guarantee from the business owners. Repayment is expected from the cash flow of the business. A weakened economy, and resultant decrease in consumer spending, will have an effect on quality in this segment.

Residential real estate loans – This portfolio segment consists of first lien secured by one-to-four family residential properties. The overall health of the economy, including unemployment rates and housing pricing, will have an effect on the credit quality in this segment.

Consumer/HELOC loans – Loans in this segment are substantially secured and repayment is dependent on the credit quality of the individual borrower and include junior-lien mortgages.

<u>Credits with Similar Risk Characteristics.</u>

The Company is using DCF in estimating the component of the allowance for credit losses for loans that share similar risk characteristics with other loans, such loans are segregated into loan segments. The model calculates an expected loss percentage for each segment by considering the probability of default, using life-of-loan analysis periods for all segments, and the historical severity of loss, based on the aggregate net lifetime losses incurred per loan segment. The default and severity factors used to calculate the allowance for credit losses for loans that share similar risk characteristics with other loans are adjusted for differences between historical period used to calculate historical severity of loss, based on the aggregate net lifetime losses incurred per loan segment. The default and severity factors used calculate the allowance for credit losses for loans that share similar risk characteristics with other loans adjusted for differences between the historical loss and severity rates and expected conditions over the remaining lives of the loans in the portfolio related to: a) lending policy and procedures; b) economic conditions; c) volume of the loan portfolio; d) experience and depth of lending management; e) level of delinquencies; f) quality of our loan review system; g) the value of underlying collateral for collateralized loans and h) level of concentration of a particular segment.

<u>Individually Evaluated Financial Assets.</u>

For a loan that does not share risk characteristics with other loans, expected credit loss is measured based on net realizable value. We generally consider these to be nonperforming loans. For these loans, we recognize expected credit loss equal to the amount by which the net realizable value of the loan is less than the amortized cost basis of the loan, except when the loan is collateral dependent, that is, when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale of the collateral. In these cases, expected credit loss is measured as the difference between amortized cost basis and the loan and the fair value of the collateral less disposal costs (such as sales costs, transfer taxes and unpaid real estate taxes).

<u>Allowance for Credit Losses on Off-Balance Sheet Credit Exposures, Including Unfunded Loan Commitments.</u>

The Company maintains a separate allowance for credit losses from off-balance-sheet credit exposures, including unfunded loan commitments, which are included in other liabilities on the consolidated statements of financial condition. Management estimates the amount of expected losses by calculating a commitment usage factor over the contractual period of exposure that are not unconditionally cancellable by the Company by applying the loss factors used in the ACL methodology to the result of the usage calculation to estimate the liability for credit losses related to unfunded commitments for each loan type. The allowance for credit losses on off-balance sheet credit exposures is adjusted as credit loss expense.

As of December 31, 2024, the allowance for credit losses on loans was $23.7 million as compared to $18.5 million as of December 31, 2023. The $5.2 million increase in the allowance for credit losses was attributed to a $2.3 million provision related to the Bank's loan portfolio, $3.2 million associated with non-purchase credit deteriorated loans associated with loans acquired in the CFC acquisition, partially offset by $353 thousand of net-charge offs recorded during 2024.

At December 31, 2024, non-performing assets totaled $27.1 million, an increase of $20.4 million when compared to the amount at December 31, 2023. The increase was due to the delinquency of two commercial real estate loans totaling $25.4 million with collateral supporting each loan. The Company is a participant in these loans and is currently evaluating its options with the lead bank, including but not limited to placing the loans on the market for sale.

The following table presents a summary of our allowance for credit losses on loans and nonaccrual loans by total loans and a summary of net charge-offs by loan segments:

	As of and for Year Ended December 31,			
	2024		**2023**	
	(Dollars in thousands)			
Allowance for credit losses to total loans outstanding:	1.30%		1.19%	
Allowance for credit losses on loans	$	23,657	$	18,492
Total loans outstanding	$	1,821,274	$	1,550,133
Nonaccrual loans	$	26,841	$	6,708
Allowance for credit losses to nonaccrual loans	88.1%		275.7%	
Nonaccrual loans to total loans outstanding	1.47%		0.43%	
Net charge-offs (recoveries) during the period to average loans outstanding				
Commercial real estate	0.01%		0.17%	
Net charge-offs	$	151	$	1,659
Average amount outstanding	$	1,252,464	$	986,974
Commercial and industrial	0.39%		0.00%	
Net charge-offs (recoveries)	$	237	$	(2)
Average amount outstanding	$	60,665	$	42,850
Construction	-0.01%		0.04%	
Net charge-offs (recoveries)	$	(35)	$	148
Average amount outstanding	$	289,851	$	371,037
Residential first-lien	0.00%		0.00%	
Net charge-offs	$	-	$	2
Average amount outstanding	$	48,392	$	40,831
Home equity/consumer	0.00%		0.00%	
Net charge-offs	$	-	$	-
Average amount outstanding	$	11,641	$	7,812
Total loans	0.02%		0.12%	
Net charge-offs	$	353	$	1,807
Average amount outstanding	$	1,663,013	$	1,449,504

The following table presents the allocation of the allowance for credit losses by portfolio segment for the years presented. The allocation of a portion of the allowance for credit losses to one category of loans does not preclude its availability to absorb losses in other categories.

| | 2024 | | 2023 | |
(Dollars in thousands)	Amount	Loan Balance as % of Total Loans	Amount	Loan Balance as % of Total Loans
Commercial real estate	$ 20,821	76.1%	$ 16,047	73.7%
Commercial and industrial	1,173	5.1%	488	3.3%
Construction	609	14.1%	1,145	20.0%
Residential first-lien mortgage	893	3.7%	725	2.5%
Home equity/consumer	161	1.0%	87	0.5%
Total loans	$ 23,657	100.0%	$ 18,492	100.0%

See Note 5 – "Loans Receivable" in the Notes to Consolidated Financial Statements within this Form 10-K for additional information regarding our allowance for credit losses.

Investment Securities (available-for-sale and held-to-maturity)

We hold securities that are available to fund increased loan demand or deposit withdrawals and other liquidity needs, and which provide an additional source of interest income. Securities are classified as held-to-maturity ("HTM") or available-for-sale ("AFS") at the time of purchase. Securities are classified as HTM if we have the ability and intent to hold them until maturity. HTM securities are carried at cost, adjusted for unamortized purchase premiums and discounts. Securities that are classified as AFS are carried at fair value with unrealized gains and losses, net of income taxes, reported as a component of equity within accumulated other comprehensive income (loss).

Securities available-for-sale, which are carried at fair value, increased $155.8 million, or 170.6%, to $247.2 million at December 31, 2024 from $91.4 million at December 31, 2023. The increase was primarily due to $179.5 million in purchases of available-for-sale securities during 2024, the addition of $13.9 million from the CFC acquisition, partially offset by an increase of $2.5 million attributed to the unrealized losses associated with the available-for-sale portfolio, principal repayments of $34.5 million and $300 thousand of maturities or calls.

The following table summarizes the weighted-average yields based on maturity distribution schedule of the amortized cost of AFS debt securities at December 31, 2024. Interest income presented in this Form 10-K for tax-advantaged obligations of state and political subdivisions has not been adjusted to reflect fully taxable-equivalent interest income. Expected maturities may differ from contractual maturities because the securities may be called without any penalties.

	One year or less		After one through five years		After five through ten years		After ten years		Total	
(Dollars in thousands)										
Mortgage-backed securities - U.S. Government Sponsored Enterprises (GSEs)	$	14	$	2,155	$	893	$	187,483	$	190,545
U.S. government agencies		-		966		6,704		2,529		10,199
Obligations of state and political subdivisions		1,408		5,831		28,728		3,763		39,730
Small business association (SBA) securities		-		531		627		699		1,857
U.S. treasury securities		1,994		2,846		-		-		4,840
Total	$	3,416	$	12,329	$	36,952	$	194,474	$	247,171
(Yield on securities)										
Mortgage-backed securities - U.S. Government Sponsored Enterprises (GSEs)		3.56%		4.56%		2.52%		5.09%		5.07%
U.S. government agencies		-		2.84%		4.24%		2.33%		3.64%
Obligations of state and political subdivisions		3.54%		2.96%		2.55%		2.34%		2.63%
Small business association (SBA) securities		-		7.33%		4.57%		5.92%		5.87%
U.S. treasury securities		4.88%		3.93%		-		-		4.32%
Total		4.32%		3.64%		2.89%		5.00%		4.61%

At December 31, 2024, there were no security holdings of any one issuer in an amount greater than 10.0% of our total stockholders' equity. See Note 4 – "Investment Securities" in the Notes to Consolidated Financial Statements within this Form 10-K for additional information regarding debt securities.

Cash and Due from Banks and Interest-earning Bank Balances

Cash and due from banks and interest-earning bank balances decreased from $34.5 million at December 31, 2023 to $33.6 million at December 31, 2024, a decrease of $888 thousand, or 2.6%.

Federal Funds Sold

Federal funds sold decreased from $116.0 million at December 31, 2023 to $83.7 million at December 31, 2024, a decrease of $32.3 million, or 27.9%. The decrease in federal funds sold was primarily due to increases in investment securities and in loans and partially offset by an increase in deposits.

Premises and Equipment

Premises and equipment, net increased $3.4 million from December 31, 2023 to December 31, 2024 resulting from $3.5 million in premises and equipment acquired in connection with the CFC acquisition, and $1.6 million in a combination of purchases of new equipment and improvements, partially offset by $1.7 million in depreciation and disposals.

Goodwill and Core Deposit Intangible

At December 31, 2024, the Company had $14.4 million of goodwill, an increase of $5.5 million when compared to December 31, 2023, related to the acquisition of CFC. At December 31, 2024 the Company had $3.6 million in core deposit intangible assets, an increase of $2.2 million when compared to December 31, 2023. The remaining balance is comprised of $2.6 million from the CFC acquisition, $900 thousand from the WSFS branch acquisition that occurred in May 2019, and $73 thousand from the Noah acquisition.

Operating Lease Right-of-Use Asset

Operating lease right-of-use asset decreased $1.5 million from $23.4 million at December 31, 2023 to $21.9 million at December 31, 2024 due to $1.3 million in leases acquired as part of the CFC acquisition, $1.8 million of new leases, offset by $4.6 million in amortization.

Equity Method Investments

The Company is a limited partner in a Small Business Investment Company ("SBIC") and committed to contribute capital of $5.0 million to the partnership. At December 31, 2024, the SBIC had a book value of $3.3 million. The unfunded commitment to the partnership was $1.7 million at December 31, 2024.

The Company invested in a CRA eligible investment that acquires SBA loans within qualifying census tracts in which the Bank operates. The Company decides which loans are included in its investment. The Company had an outstanding commitment to fund up to $6.9 million and currently has $6.9 million funded. There is currently no unfunded commitment at December 31, 2024.

Accrued Interest Receivable and Other Assets

Accrued interest receivable increased $1.9 million from December 31, 2023 to December 31, 2024, primarily due to an increase in the outstanding principal balance of loans and investment securities at December 31, 2024. Deferred taxes increased $8.8 million from December 31, 2023 to December 31, 2024, primarily due to the CFC acquisition. Bank owned life insurance increased $13.3 million from December 31, 2023 to December 31, 2024, primarily due to $8.7 million acquired from CFC, $2.9 million in purchases and a $1.7 million increase in cash surrender value resulting from the increase in interest rates. Other assets increased $1.3 million from December 31, 2023 to December 31, 2024.

Deposits

Our deposit services are generally comprised of a traditional range of deposit products, including checking accounts, savings accounts, attorney trust accounts, money market accounts, and certificates of deposit.

We offer our customers access to ATMs and other services which increase customer convenience and encourage continued and additional banking relationships.

We endeavor to maintain competitive rates on deposit accounts, and actual rates are established at the time that they are offered, and subsequently, based on contractual terms, taking into consideration competitor offerings. Although from time to time we advertise in local newspapers, our primary source of deposit relationships is satisfied customers. We offer a range of direct deposit products ranging from social security and disability payments to direct deposit of payroll checks.

During normal business practices the Bank will utilize deposits originated by brokers to support the Bank's funding needs. At December 31, 2024 the balance of brokered deposits was $44.6 million, a decrease of $42.6 million from the $87.2 million outstanding at December 31, 2023.

At December 31, 2024, there were no customers whose deposit balances individually exceeded 5% of total deposits.

The following table presents the average balance of our deposit accounts and the average cost of funds for each category of our deposits, total uninsured deposits, and amount of uninsured portion of time deposits by maturity.

	2024		2023	
	Average Amount	**Average Rate Paid**	**Average Amount**	**Average Rate Paid**
(Dollars in thousands)				
Non-interest-bearing checking	$ 264,418	0.00%	$ 248,233	0.00%
Demand interest-bearing	258,462	1.91%	250,312	1.46%
Money market	421,934	3.79%	311,478	3.07%
Savings deposits	157,538	2.52%	159,175	1.72%
Time deposits	724,060	4.35%	538,343	3.17%
	$ 1,826,412	3.09%	$ 1,507,541	2.19%
	Amount		**Amount**	
Uninsured deposits	$ 573,727		$ 427,384	

The following table represents the uninsured time deposits by maturity.

	As of December 31,	
	2024	**2023**
Uninsured time deposits maturity	(Dollars in thousands)	
Three months or less	$ 18,756	$ 10,796
Over three through six months	28,202	22,609
Over six through twelve months	40,150	28,715
Over twelve months	2,553	6,678
Total uninsured time deposits	$ 89,661	$ 68,798

The uninsured portion of deposits is any balance that exceeds the FDIC insurance limit of $250,000.

See the liquidity discussion within Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations within this Form 10-K for more information regarding our available funds.

Total deposits increased from $1.64 billion at December 31, 2023 to $2.03 billion at December 31, 2024, an increase of $396.9 million, or 24.26%. Included in this increase was $282.8 million in deposits acquired from CFC. Non-interest-bearing deposits increased $51.7 million, or 20.7%, to $301.0 million at December 31, 2024. The Company acquired $67.6 million of non-interest-bearing deposits from CFC. Interest-bearing deposits increased $345.2 million, or 24.9%. Included in this increase was $215.2 million of interest-bearing deposits acquired from CFC.

Borrowings

The Company had no outstanding borrowings at December 31, 2024 or December 31, 2023.

Accrued Interest Payable, Lease Liabilities and Other Liabilities

Accrued interest payable increased $6.2 million from $9.2 million at December 31, 2023 to $15.4 million at December 31, 2024. The increase was primarily the result of the increase in interest rates offered on deposit accounts during 2024 as well as the increase in deposit balances due partially to the CFC acquisition. Lease liabilities increased $1.3 million, while other liabilities increased $123 thousand.

Stockholders' Equity

Total stockholders' equity at December 31, 2024, increased $21.8 million or 9.09% when compared to December 31, 2023. The increase was primarily due to the $21.6 million increase in paid-in capital which is primarily associated with the issuance of $20.0 million of common stock related to the acquisition of CFC, and an increase in retained earnings of $2.5 million, which consisted of $10.2 million in net income, partially offset by $7.7 million of cash dividends recorded during the period, which increases were partially offset by an increase in accumulated other comprehensive loss of $1.4 million. The ratio of equity to total assets at December 31, 2024 and at December 31, 2023 was 11.2% and 12.5%, respectively. The current period ratio decrease was primarily due to the CFC acquisition.

Other Services

To further attract and retain customer relationships, we provide a standard array of additional community banking services, which include the following:

Money orders	Direct deposit	Automated teller machines
Cashier's checks	Safe deposit boxes	On-line banking
Wire transfers	Night depository	Remote deposit capture
Debit cards	Bank-by-mail	Automated telephone banking

We also offer, on a limited basis, payroll-related services and credit card and merchant credit card processing through third parties whereby we do not undertake credit or fraud risk.

Internet Banking

We advertise but do not actively solicit new deposits or loans through our website. We utilize a qualified and experienced internet service provider to furnish the following types of customer account services:

Full on-line statements	Transaction histories
On-line bill payment	Transaction details
Account inquiries	Account-to-account transfers
Mobile banking	

Fee Income

Fee income is a component of our non-interest income. By charging non-customers fees for using our ATMs and charging customers for banking services such as money orders, cashier's checks, wire transfers and check orders, as well as other deposit and loan-related fees, we earn fee income. Prudent fee income opportunities are sought to supplement net interest income but may be limited by our efforts to remain competitive and by regulatory constraints.

Staffing

As of December 31, 2024, we had approximately 247 full-time equivalent employees.

Supervision and Regulation

General. We are extensively regulated under both federal and state law. These laws restrict permissible activities and investments and require compliance with various consumer protection provisions applicable to lending, deposit, brokerage and fiduciary activities. They also impose capital adequacy requirements and conditions to our ability to repurchase stock or to pay dividends. The Company is a registered bank holding company and, as such is subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "BHCA") and to supervision and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Bank is also subject to the supervision and examination by the FDIC, as their primary federal regulator and as the insurer of the Banks' deposits. The Bank is also regulated and examined by the New Jersey Department of Banking and Insurance (the "Department"). These regulators have broad discretion to impose restrictions and limitations on our operations. This supervisory framework could materially impact the conduct and profitability of our activities.

To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on us, is difficult to ascertain. Changes in applicable laws and regulations, or in the manner such laws or regulations are interpreted by regulatory agencies or courts, may have a material effect on our business, financial condition and results of operations.

We are subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types, amount and terms and conditions of loans that may be originated, and limits on the type of other activities in which we may engage and the investments we may make. Banking regulations permit us to engage in certain additional activities, such as insurance sales and securities underwriting, through the formation of a "financial subsidiary." In order to be eligible to establish or acquire a financial subsidiary, we must be "well capitalized" and "well managed" and may not have less than a "satisfactory" CRA rating. At this time, we do not engage in any activity which would require us to maintain a financial subsidiary. We are also subject to federal laws that limit the amount of transactions between us and any nonbank affiliates. Under these provisions, transactions, such as a loan or investment, by us with any nonbank affiliate are generally limited to 10% of our capital and surplus for all covered transactions with such affiliate or 20% percent of capital and surplus for all covered transactions with all affiliates. Any extensions of credit, with limited exceptions, must be secured by eligible collateral in specified amounts. We are also prohibited from purchasing any "low quality" assets from an affiliate. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") significantly expands the coverage and scope of the limitations on affiliate transactions within a banking organization.

Holding Company. The Federal Reserve has issued regulations under the BHCA that require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the Federal Reserve, pursuant to such regulations, may require the Company to stand ready to use its resources to provide adequate capital funds to the Bank during periods of financial stress or adversity. The BHCA requires the Company to secure the prior approval of the Federal Reserve before it can acquire all or substantially all of the assets of any bank or acquire ownership or control of 5% or more of any voting shares of any bank. Such a transaction would also require approval of the Department.

A bank holding company is prohibited under the BHCA from engaging in, or acquiring direct or indirect control of, more than 5% of the voting shares of any company engaged in non-banking activities unless the Federal Reserve, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Under the BHCA, the Federal Reserve has the authority to require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

As a public company with our securities listed for trading on the NASDAQ stock market, the Company is subject to the disclosure and regulatory requirements of the SEC, including under the Securities Act of 1933, as amended, and the Exchange Act, and the rules and listing standards of the NASDAQ stock market.

Pause on Major Federal Reserve Rulemakings. In January 2025, the Federal Reserve stated that Vice Chair for Supervision Michael Barr would step down from the position, effective, February 28, 2025. The Federal Reserve stated that it will not issue any major rulemakings from the time of the announcement until a new vice chair for supervision is confirmed by the U.S. Senate.

Monetary Policy. Our business, financial condition and results of operations are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The monetary policies of the Federal Reserve have a significant effect upon the operating results of commercial banks such as ours. The Federal Reserve has a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States government securities transactions and through its regulation of, among other things, the discount rate on borrowings of member banks and the reserve requirements against member banks' deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

Deposit Insurance. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC ("DIF"). No institution may pay a dividend if in default of the federal deposit insurance assessment.

The DIF has a designated reserve (target) ratio ("DRR") of 2.00% of the estimated insured deposits. When the reserve ratio was 1.30 percent as of June 30, 2020, the FDIC adopted a restoration plan to ensure that the DIF reserve ratio reaches 1.35 percent within 8 years. However, increased loss provisions associated with the failures of Silicon Valley Bank, Signature Bank and First Republic Bank in 2023 that reduced the DIF balance coupled with strong growth in uninsured deposits, resulted in the reserve ratio declining to 1.10 percent as of June 30, 2023. The reserve ratio increased to 1.21 percent as of June 30, 2024. The Restoration Plan maintains the current schedule of assessment rates for all insured depository institutions. Dividends are required to be paid to the industry should the DRR exceed 1.50%, but grants the FDIC sole discretion in determining whether to suspend or limit the declaration or payment of dividends. The assessment base for insured depository institutions is the average consolidated total assets during an assessment period less average tangible equity capital during that assessment period.

The limit for federal deposit insurance is $250,000 and the cash limit of Securities Investor Protection Corporation protection is also $250,000.

The FDIC has authority to increase insurance assessments. A significant increase in insurance assessments would likely have an adverse effect on our operating expenses and results of operations. Management cannot predict what insurance assessment rates will be in the future.

Deposit insurance may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Dividend Restrictions. Under the New Jersey Banking Act of 1948, as amended (the "Banking Act"), a bank may declare and pay cash dividends only if, after payment of the dividend, the capital stock of the bank will be unimpaired and either the bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the bank's surplus. The FDIC prohibits payment of cash dividends if, as a result, the institution would be undercapitalized, or the institution is in default with respect to any assessment due to the FDIC.

Under Pennsylvania law, the Company may not pay a dividend, if, after giving effect thereto, it would be unable to pay its debts as they become due in the usual course of business and, after giving effect to the dividend, the total assets of the Company would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose rights are superior to those receiving the dividend.

It is also the policy of the Federal Reserve that a bank holding company generally may only pay dividends on common stock out of net income available to common shareholders over the past twelve months and only if the prospective rate of earnings retention appears consistent with a bank holding company's capital needs, asset quality, and overall financial condition. A bank holding company also should not maintain a dividend level that places undue pressure on the capital of such institution's subsidiaries, or that may undermine the bank holding company's ability to serve as a source of strength for such subsidiaries.

Regulatory Capital Requirements. Federally insured, state-chartered non-member banks are required to maintain minimum levels of regulatory capital. Current FDIC capital standards require these institutions to satisfy a common equity Tier 1 capital requirement, a leverage capital requirement and a risk-based capital requirement.

The common equity Tier 1 capital component generally consists of retained earnings and common stock instruments and must equal at least 4.5% of risk-weighted assets.

Leverage capital, also known as "core" capital, must equal at least 3.0% of adjusted total assets for the most highly rated state-chartered non-member banks. Core capital generally consists of common stockholders' equity (including retained earnings). An additional cushion of at least 100 basis points is required for all other banking associations, which effectively increases their minimum Tier 1 leverage ratio to 4.0% or more. Under the FDIC's regulations, the most highly-rated banks are those that the FDIC determines are strong banking organizations and are rated composite 1 under the Uniform Financial Institutions Rating System.

Under the risk-based capital requirements, "total" capital (a combination of core and "supplementary" capital) must equal at least 8.0% of "risk-weighted" assets. The FDIC also is authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

Capital rules require a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets, which is in addition to the other minimum risk-based capital standards described above. Institutions that do not maintain this required capital buffer become subject to progressively more stringent limitations on the percentage of earnings that can be paid out in dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management. At December 31, 2023, the Bank met all capital adequacy requirements on a fully phased-in basis.

In determining compliance with the risk-based capital requirement, a banking organization is allowed to include both core capital and supplementary capital in its total capital, provided that the amount of supplementary capital included does not exceed the bank's core capital. Supplementary capital generally consists of general allowances for loan losses up to a maximum of 1.25% of risk-weighted assets, together with certain other items. In determining the required amount of risk-based capital, total assets, including certain off-balance sheet items, are multiplied by a risk-weight based on the risks inherent in the type of assets. At December 31, 2024, the Bank exceeded all its regulatory capital requirements.

Any banking organization that fails any of the capital requirements is subject to possible enforcement action by the FDIC. Such action could include a capital directive, a cease-and-desist order, civil money penalties, the establishment of restrictions on the institution's operations, termination of federal deposit insurance and the appointment of a conservator or receiver. The FDIC's capital regulations provide that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

The Company qualifies as a "small bank holding company" with respect to the application of consolidated capital requirements because it has less than $3 billion of consolidated assets. "Small bank holding companies" are not subject to the consolidated capital requirements unless otherwise directed by the Federal Reserve.

Prompt Corrective Action. In addition to the required minimum capital levels described above, federal law establishes a system of "prompt corrective actions" that federal banking agencies are required to take, or have discretion to take, based upon the capital category into which a federally-regulated depository institution falls. Regulations set forth detailed procedures and criteria for implementing prompt corrective action in the case of any institution which is not adequately capitalized. The following table shows the amount of capital associated with the different capital categories set forth in the prompt corrective action regulations.

Capital Category	Total Risk-Based Capital	Tier 1 Risk-Based Capital	Common Equity Tier 1 Capital	Tier 1 Leverage Capital
Well capitalized	10% or more	8% or more	6.5% or more	5% or more
Adequately capitalized	8% or more	6% or more	4.5% or more	4% or more
Undercapitalized	Less than 8%	Less than 6%	Less than 4.5%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 4%	Less than 3%	Less than 3%

In addition, a banking organization is "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Under specified circumstances, a federal banking agency may reclassify a well-capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized).

A banking organization generally must file a written capital restoration plan which meets specified requirements within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the agency. A banking organization which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. In addition, undercapitalized organizations are subject to various regulatory restrictions, and the appropriate federal banking agency also may take any number of discretionary supervisory actions. At December 31, 2024, the Bank was not subject to any of the above mentioned restrictions.

Community Reinvestment Act. The Community Reinvestment Act ("CRA") requires that banks meet the credit needs of all of their assessment area, as established for these purposes in accordance with applicable regulations based principally on the location of branch offices, including those of low-income areas and borrowers. The CRA also requires that the FDIC assess all financial institutions that it regulates to determine whether these institutions are meeting the credit needs of the community they serve. Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve" or "unsatisfactory." Our record in meeting the requirements of the CRA is made publicly available and is taken into consideration in connection with any applications with federal regulators to engage in certain activities, including approval of a branch or other deposit facility, mergers and acquisitions, office relocations, or expansions into non-banking activities. As of December 31, 2024, we maintained a "satisfactory" CRA rating. On October 24, 2023, the FDIC, the Federal Reserve, and the Office of the Comptroller of the Currency issued a final rule to strengthen and modernize the CRA regulations. The rule materially revises the current CRA framework, including the assessment areas in which a bank is evaluated to include activities associated with online and mobile banking, the tests used to evaluate the Bank in its assessment areas, new methods of calculating credit for lending, investment, and service activities, and additional data collection and reporting requirements. Under the final rule, banks with assets of at least $600 million as of December 31 in both of the prior two calendar years and less than $2 billion as of December 31 in either of the prior two calendar years will be an "intermediate bank." The agencies will evaluate intermediate banks under the Retail Lending Test and either the current community development test, referred to in the final rule as the Intermediate Bank Community Development Test, or, at the bank's option, the Community Development Financing Test. The rule was expected to take effect on April 1, 2024, with most of its provisions becoming applicable on January 1, 2026, and additional requirements becoming applicable on January 1, 2027. Several banking industry groups filed a lawsuit seeking to invalidate the CRA final rule, in which they argued that the federal banking agencies exceeded their statutory authority in adopting the CRA final rule. In March 2024, a federal judge granted an injunction to extend the CRA final rule's effective date, originally set for April 1, 2024. The effective date will be extended each day the injunction remains in place, pending the resolution of the lawsuit.

Dodd-Frank Act. The Dodd-Frank Act became law on July 21, 2010. The Dodd-Frank Act implemented far-reaching changes across the financial regulatory landscape. Among other things, the Dodd-Frank Act created the Consumer Financial Protection Bureau (the "CFPB"), which is an independent bureau within the Federal Reserve System with broad authority to regulate the consumer finance industry, including regulated financial institutions such as us, as well as non-banks and others who are involved in the consumer finance industry. The CFPB has exclusive authority through formal rulemaking, as well as through the issuance of orders, policy statements, guidance and enforcement actions to administer and enforce federal consumer financial protection laws, to oversee non-federally regulated entities, to prevent practices that the CFPB deems unfair, deceptive or abusive. While the CFPB has these extensive powers to interpret, administer and enforce federal consumer financial protection laws, the Dodd-Frank Act provides that the FDIC continues to have examination and enforcement powers over us on matters otherwise falling within the CFPB's jurisdiction because we have less than $10 billion in assets. The Dodd-Frank Act also gives state attorneys general the ability to enforce federal consumer protection laws.

Federal Home Loan Bank ("FHLB") Membership. We are a member of the FHLB-NY. Each member of the FHLB-NY is required to maintain a minimum investment in capital stock of the FHLB-NY. The Board of Directors of the FHLB-NY can increase the minimum investment requirements in the event it has concluded that additional capital is required to allow it to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Agency. Because the extent of any obligation to increase our investment in the FHLB-NY depends entirely upon the occurrence of a future event, potential payments to the FHLB-NY are not determinable.

Additionally, in the event that we fail, the right of the FHLB-NY to seek repayment of funds loaned to us will take priority over certain other creditors.

The Sarbanes-Oxley Act. As a public company, the Bank is subject to the Sarbanes-Oxley Act of 2002 which addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our principal executive officer and principal financial officer are required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the SEC under the Sarbanes-Oxley Act require these officers to certify that they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the audit committee of the Board of Directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting.

Loans to One Borrower. New Jersey banking law limits the total loans and extensions of credit by a bank to one borrower at one time to 15% of the capital funds of the bank, or up to 25% of the capital funds of the bank if the additional 10% is fully secured by collateral having a market value (as determined by reliable and continuously available price quotations) at least equal to the amount of the loans and extensions of credit over the 15% limit. At December 31, 2024, the Bank's lending limit to one borrower under regulatory guidelines was $40.6 million, but our Board of Directors has set an internal lending limit of approximately 75.0% of the legal lending limit or $30.5 million.

Concentration and Risk Guidance. The federal banking regulatory agencies promulgated joint interagency guidance regarding material direct and indirect asset and funding concentrations. The guidance defines a concentration as any of the following: (i) asset concentrations of 25% or more of Total Capital (loan related) or Tier 1 Capital (non-loan related) by individual borrower, small interrelated group of individuals, single repayment source or individual project; (ii) asset concentrations of 100% or more of Total Capital (loan related) or Tier 1 Capital (non-loan related) by industry, product line, type of collateral, or short-term obligations of one financial institution or affiliated group; (iii) funding concentrations from a single source representing 10% or more of Total Assets; or (iv) potentially volatile funding sources that when combined represent 25% or more of Total Assets (these sources may include brokered, large, high-rate, uninsured, internet-listing-service deposits, Federal funds purchased or other potentially volatile deposits or borrowings). If a concentration is present, management must employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, third party review and increasing capital requirements. The Bank adheres to the practices recommended in this guidance.

Restrictions on Transactions with Affiliates, Directors, and Officers. Under the Federal Reserve Act, the Bank may not lend funds or otherwise extend credit to its parent holding company or any other affiliate, except on specified types and amounts of collateral generally upon market terms and conditions. The Federal Reserve also has authority to define and limit the transactions between banks and their affiliates. The Federal Reserve's Regulation W and relevant federal statutes and regulations, among other authorities, impose significant limitations on transactions in which the Bank may engage with us or with other affiliates, including per-affiliate and aggregate limits on affiliate transactions.

Federal Reserve Regulation O restricts loans to the Bank and its parent holding company's insiders, which includes directors, certain officers, and principal shareholders and their respective related interests. All extensions of credit to the insiders and their related interests must be on the same terms as, and subject to the same loan underwriting requirements as, loans to persons who are not insiders. In addition, Regulation O imposes lending limits on loans to insiders and their related interests and imposes, in certain circumstances, requirements for prior approval of the loans by the Bank board of directors.

Changes in New Jersey Tax Laws. On September 29, 2020, New Jersey Governor Phil Murphy signed into law A.4721, extending through December 31, 2023, the 2.5% surtax imposed on Corporation Business Tax (CBT) filers with allocated taxable net income over $1 million. As originally enacted, the surtax rate was scheduled to decrease from 2.5% to 1.5% for privilege periods beginning on or after January 1, 2020 through December 31, 2021 and expire for privilege periods beginning on or after January 1, 2022. On June 28, 2024, New Jersey Gov. Phil Murphy signed legislation, A.B. 4704, which enacted a 2.5% surtax, termed the "Corporate Transit Fee," on certain CBT taxpayers that have New Jersey allocated taxable net income over $10 million. The new surtax is in addition to the CBT and applies to privilege periods beginning on or after January, 1, 2024, through December, 31, 2028.

Cyber-security. Federal and state legislation and regulations contain extensive cybersecurity and data privacy provisions. Our regulatory agencies including the CFPB, FDIC, and Federal Reserve also have oversight over us with respect to cybersecurity and data privacy. We are subject to the rules and regulations promulgated under the authority of the CFPB and Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to cybersecurity and data privacy. In addition, effective April 1, 2022, the Federal Reserve and FDIC issued a rule that, among other things, requires a banking organization to notify its primary federal regulator as soon as possible and within 36 hours after identifying a "computer-security incident" that the banking organization believes in good faith could materially disrupt, degrade or impair its business or operations in a manner that would, among other things, jeopardize the viability of its operations, result in customers being unable to access their deposit and other accounts, result in a material loss of revenue, profit or franchise value, or pose a threat to the stability of the U.S. financial sector.

Federal regulators have issued two related statements regarding cyber-security. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and ensure their risk management processes also address the risk posed by compromised client credentials, including security measures to reliably authenticate clients accessing internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption, and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.

In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. We employ a variety of preventative and detective controls and tools to monitor, block, and provide alerts regarding suspicious activity and to report on any suspected advanced persistent threats. We also offset cyber risk through internal training, testing of our employees, and we procure insurance to provide assistance on significant incidents and to offset potential liability.

We have not experienced a significant compromise, significant data loss, or any material financial losses related to cyber-security attacks. Risks and exposures related to cyber-security attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of third-party service providers, internet banking, mobile banking, and other technology-based products and services by us and our clients.

Compensation. The scope and content of compensation regulation in the financial industry are continuing to develop, and we expect that these regulations and resulting market practices will continue to evolve over a number of years. The federal bank regulatory agencies have issued joint guidance on executive compensation designed to ensure that the incentive compensation policies of banking organizations, such as the Company and the Bank, do not encourage imprudent risk taking and are consistent with the safety and soundness of the organization. The SEC has a rule that directs stock exchanges to require listed companies to implement clawback policies to recover incentive-based compensation from current or former executive officers in the event of certain financial restatements and requires companies to disclose their clawback policies and their actions under those policies.

Other Laws and Regulations.   We are subject to a variety of laws and regulations which are not limited to banking organizations. For example, in lending to commercial and consumer borrowers, and in owning and operating our own property, we are subject to regulations and potential liabilities under state and federal environmental laws.

We are heavily regulated by regulatory agencies at the federal and state levels. As a result of events in the financial markets and the economy in recent years, we, like most of our competitors, have faced and expect to continue to face increased regulation and regulatory and political scrutiny, which creates significant uncertainty for us and the financial services industry in general.

Future Legislation and Regulation.   Regulators have increased their focus on the regulation of the financial services industry in recent years. Proposals that could substantially intensify the regulation of the financial services industry have been and are expected to continue to be introduced in the U.S. Congress, in state legislatures and by applicable regulatory authorities. These proposals may change banking statutes and regulation and our operating environment in substantial and unpredictable ways. If enacted, these proposals could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any of these proposals will be enacted and, if enacted, the effects that such laws or any implementing regulations would have on our business, financial condition and results of operations.

Item 1A. Risk Factors

Our business and results of operations are subject to numerous risks and uncertainties, many of which are beyond our control. The material risks and uncertainties that management believes affect the Company are described below. Additional risks and uncertainties that management is not aware of or that management currently deems immaterial may also impair the Bank's business operations. This report is qualified in its entirety by these risk factors. If any of the following risks actually occur, our business, financial condition, and results of operations could be materially and adversely affected.

Our risk factors can be broadly summarized by the following categories:

- Credit and Interest Rate Risks
- Risks Related to the Bank's Common Stock
- Economic Risks
- Operational Risks
- Strategic Risks
- Risks Related to the Regulation of our Industry

CREDIT AND INTEREST RATE RISKS

Our loan portfolio has a significant concentration in commercial real estate and commercial construction loans.

Our loan portfolio is made up largely of commercial real estate loans and commercial construction loans. At December 31, 2024, we had approximately $1.39 billion of commercial real estate loans, which represented 76.1% of our total loan portfolio. Our commercial real estate loans include loans secured by owner-occupied and non-owner-occupied tenanted properties for commercial uses and multi-family loans. The portfolio also consists of construction loans of approximately $257.2 million, or 14.1%, of our total loan portfolio as of December 31, 2024. In addition, we make both secured and unsecured commercial and industrial loans. At December 31, 2024, we had $92.9 million of commercial and industrial loans, which represented 5.1% of our total loan portfolio.

Commercial real estate loans generally expose a lender to a higher degree of credit risk of nonpayment and loss than other loans because of several factors, including dependence on the successful operation of a business or a project for repayment, the collateral securing these loans may not be sold as easily as for other loans, and loan terms may include a balloon payment rather than full amortization over the loan term. In addition, commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers. Underwriting and portfolio management activities cannot completely eliminate all risks related to these loans. Any significant failure to pay on time by our customers or a significant default by our customers could materially and adversely affect us.

Loans secured by owner-occupied real estate are reliant on the underlying operating businesses to provide cash flow to meet debt service obligations, and as a result they are more susceptible to the general impact on the economic environment affecting those operating companies as well as the real estate market. In general, construction and land lending involve additional risks because of the inherent difficulty in estimating a property's value both before and at completion of the project as well as the estimated cost of the project and the time needed to sell the property at completion. Construction costs may exceed original estimates as a result of increased materials, labor or other costs. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. Changes in the demand, such as for new housing and higher than anticipated building costs may cause actual results to vary significantly from those estimated. For these reasons, this type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. A downturn in housing, or the real estate market, could increase loan delinquencies, defaults and foreclosures, and significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. Some of our builders have more than one loan outstanding with us and also have residential mortgage loans for rental properties with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss.

In addition, no payment from the borrower is required during the term of most of our construction loans since the accumulated interest is added to the principal of the loan through an interest reserve. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or refinance the indebtedness, rather than the ability of the borrower or guarantor to repay principal and interest. If the appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. Because construction loans require active monitoring of the building process, including cost comparisons and on-site inspections, these loans are more difficult and costlier to monitor. Increases in market rates of interest may have a more pronounced effect on construction loans by rapidly increasing the end-purchasers' borrowing costs, thereby reducing the overall demand for the project. Properties under construction are often difficult to sell and typically must be completed in order to be successfully sold which also complicates the process of working out problem construction loans. This may require us to advance additional funds and/or contract with another builder to complete construction. Further, in the case of speculative construction loans, there is added risk associated with identifying an end-purchaser for the finished project which poses a greater potential risk to us than construction loans to individuals on their personal residences. Loans on land under development or held for future construction as well as lot loans made to individuals for the future construction of a residence also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral. These risks can also be significantly impacted by supply and demand conditions.

Any recession in our local economy and commercial real estate market may make it more difficult for commercial real estate borrowers to repay their loans in a timely manner as commercial real estate borrowers' ability to repay their loans frequently depends on the successful development of their properties. The deterioration of one or a few of our commercial real estate loans could cause a material increase in our level of nonperforming loans, which would result in a loss of revenue from these loans and could result in an increase in the provision for loan losses and/or an increase in charge offs, all of which could have a material adverse impact on our net income. We also may incur losses on commercial real estate loans due to declines in occupancy rates and rental rates, which could occur as a result of less need for office space due to more people working from home or other factors. This would decrease property values and may decrease the likelihood that a borrower may find permanent financing alternatives. Any weakening in the commercial real estate market will increase the likelihood of default on these loans, which could negatively impact our loan portfolio's performance and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, we could incur material losses. Any of these events could increase our costs, require management time and attention, and materially and adversely affect us.

Federal banking agencies have issued guidance regarding high concentrations of commercial real estate loans within bank loan portfolios. The guidance requires financial institutions that exceed certain levels of commercial real estate lending compared with their total capital to maintain heightened risk management practices that address the following key elements: board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. If there is any deterioration in our commercial real estate portfolio or if our regulators conclude that we have not implemented appropriate risk management practices, it could adversely affect our business, and could result in the requirement to maintain increased capital levels or restrict our ability to originate new loans secured by commercial real estate. We can provide no assurance that capital would be available at that time.

The nature of our construction loan portfolio may expose us to increased lending risks.

A portion of our construction loans are unseasoned, meaning that they were originated relatively recently. Our limited time with these loans does not provide us with a significant payment history pattern with which to judge future collectability. As a result, it may be difficult to predict the future performance of our loan portfolio. These loans may have delinquency or charge off levels above our expectations, which could negatively affect our performance.

The small to mid-sized businesses that we lend to may have fewer resources to weather a downturn in the economy, which may impair a borrower's ability to repay a loan to us that could materially harm our operating results.

We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to mid-sized businesses. These small to mid-sized businesses frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience significant volatility in operating results. In addition, the success of a small to mid-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Any economic downturns and other events that negatively impact our market areas could cause us to incur substantial credit losses that could negatively affect our results of operations and financial condition.

Our allowance for credit losses may not be adequate to cover actual losses.

Like all financial institutions, we maintain an allowance for credit losses to provide for loan defaults and nonperformance. The process for determining the amount of the allowance is critical to our financial results and condition. It requires difficult, subjective and complex judgments about external factors, including the impact of national and regional economic conditions on the ability of our borrowers to repay their loans. If our judgment proves to be incorrect, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio. Further, state and federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for credit losses and may require an increase in our allowance for credit losses. Although we believe that our allowance for credit losses at December 31, 2024 is adequate to cover known and probable incurred losses included in the portfolio, we cannot provide assurances that we will not further increase the allowance for credit losses or that our regulators will not require us to increase this allowance. Either of these occurrences could adversely affect our earnings.

Increased interest rates have decreased the value of a portion of the Company's securities portfolio, and the Company would realize losses if it were required to sell such securities to meet liquidity needs.

As a result of inflationary pressures and the resulting rapid increases in interest rates from early 2022 into 2023, the fair value of our securities classified as available for sale has declined. These securities make up a majority of the securities portfolio of the Company, resulting in unrealized losses embedded in other comprehensive income as a part of shareholders' equity. If the Company were required to sell such securities to meet liquidity needs, including in the event of deposit outflows or slower deposit growth, it may incur losses, which could impair the Company's capital, financial condition, and results of operations and require the Company to raise additional capital on unfavorable terms, thereby negatively impacting its profitability. While the Company has taken actions to maximize its funding sources, there is no guarantee that such actions will be successful or sufficient in the event of sudden liquidity needs.

The financial services industry is undergoing a period of great volatility and disruption.

Changes in interest rates, in the shape of the yield curve, or in valuations in the debt or equity markets or disruptions in the liquidity or other functioning of financial markets, most of which have occurred, could directly impact us in one or more of the following ways:

- Net interest income, the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities, represents a significant portion of our earnings. Both increases and decreases in the interest rate environment may reduce our profits. We expect that we will continue to realize income from the spread between the interest we earn on loans, securities and other interest earning assets, and the interest we pay on deposits, and borrowings (when applicable). The net interest spread is affected by the differences between the maturity and repricing characteristics of our interest earning assets and interest-bearing liabilities. Our interest-earning assets may not reprice as slowly or rapidly as our interest-bearing liabilities.

- The market value of our securities portfolio may decline and result in other than temporary impairment charges. The value of the securities in our portfolio is affected by factors that impact the U.S. securities markets in general as well as specific financial sector factors and entities. Uncertainty in the market regarding the financial sector has at times negatively impacted the value of securities within our portfolio. Further declines in these sectors may in future result in other than temporary impairment charges.

- Asset quality may deteriorate as borrowers become unable to repay their loans.

Changes in interest rates may adversely affect our earnings and financial condition.

Our net income depends primarily upon our net interest income. The level of net interest income is primarily a function of the average balance of our interest-earning assets, the average balance of our interest-bearing liabilities, and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of our interest earning assets and our interest-bearing liabilities which, in turn, are impacted by such external factors as the local economy, competition for loans and deposits, the monetary policy of the Federal Open Market Committee of the Federal Reserve, and market interest rates.

A sustained increase in market interest rates could adversely affect our earnings if our cost of funds increases more rapidly than our yield on our interest earning assets and compresses our net interest margin. In addition, the economic value of equity could decline if interest rates increase. Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. We expect that we will periodically experience gaps in the interest rate sensitivities of our assets and liabilities. That means either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. When interest-bearing liabilities mature or re-price more quickly than interest earning assets, an increase in market rates of interest could reduce our net interest income.

Likewise, when interest earning assets mature or re-price more quickly than interest bearing liabilities, falling interest rates could reduce our net interest income. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, deflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets.

We also attempt to manage risk from changes in market interest rates, in part, by controlling the mix of interest rate sensitive assets and liabilities. However, interest rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect our results of operations and financial performance.

RISKS RELATED TO THE BANK'S COMMON STOCK

The Holding Company's ability to pay dividends depends primarily on receiving dividends from the Bank, which is subject to regulatory limits and the Bank's performance.

The Company is a bank holding company and banking operations are conducted by its subsidiary, the Bank. The Company's ability to pay dividends depends on its receipt of dividends from the Bank. Dividend payments from the Bank are subject to legal and regulatory limitations, generally based on net profits and retained earnings, imposed by the various banking regulatory agencies. The ability of the Bank to pay dividends is also subject to its profitability, financial condition, capital expenditures, other cash flow requirements, and other factors deemed relevant by its Board of Directors. There is no assurance that the Bank will be able to pay dividends in the future, and if able, that the dividends will be at the same rate as 2024, or that the Company will generate adequate cash flow from the Bank to pay dividends in the future. The Company's failure to pay dividends on its common stock could have a material adverse effect on the market price of its common stock.

Our stock price may reflect securities market conditions.

The effectiveness of governmental, fiscal and monetary policies, and regulatory responses to the market conditions affect the financial markets and the market prices for securities generally, and the market prices for bank stocks, including our common stock. The stock market's gains due to a concentration of high growth companies has been adversely affected by inflation and higher interest rates and other national and international events.

ECONOMIC RISKS

Inflation can have an adverse impact on the Company's business and its customers.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Over the past year, in response to a pronounced rise in inflation, the Federal Reserve has raised certain benchmark interest rates to combat inflation. As discussed above under "CREDIT AND INTEREST RATE RISKS— Changes in interest rates may adversely affect our earnings and financial condition.", as inflation increases and market interest rates rise, the value of the Company's investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services the Company uses in its business operations, such as electricity and other utilities, and also generally increases employee wages, any of which can increase the Company's non-interest expenses. Furthermore, the Company's customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with the Company. Sustained higher interest rates by the Federal Reserve to tame persistent inflationary price pressures could also push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and the Company's markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for the Company's products and services, all of which, in turn, would adversely affect the Company's business, financial condition and results of operations.

We face risks related to health epidemics and other outbreaks, severe weather, power or telecommunications loss, and terrorism which could significantly disrupt our operations.

Business disruptions can occur due to forces beyond the Bank's control such as severe weather, power or telecommunications loss, accidents, flooding, terrorism, health emergencies, the spread of infectious diseases or pandemics. Our business could be adversely impacted by the effects of any of these events to the extent that they harm the local or national economy. Any of these events may also impact our branches, our operations, our customers and/or our vendors, which may materially and adversely affect our business, financial condition and results of operations. These business disruptions may include temporary closure of our branches and/or the facilities of our customers or vendors and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Market conditions and economic cyclicality may adversely affect our industry.

Market developments, including unemployment, price levels, stock and bond market volatility, and changes, including those resulting from world events, affect consumer confidence levels, economic activity and inflation. Changes in payment behaviors and payment rates may increase delinquencies and default rates, which could affect our earnings and credit quality.

Instability in global economic conditions and geopolitical matters could have a material adverse effect on our results of operations and financial condition.

Instability in global economic conditions and geopolitical matters could have a material adverse effect on our results of operations and financial condition. The macroeconomic environment in the U.S. is susceptible to global events and volatility in financial markets. For example, global conflicts (including the continuing conflicts involving Ukraine and the Russian Federation and those in the Middle East) or other similar events, as well as government actions of other restrictions in connection with such events, and trade negotiations between the U.S. and other nations could adversely impact economic and market conditions for the Company and its clients and counterparties. In addition, global supply chain disruptions may cause prolonged inflation, adversely impact consumer and business confidence, and adversely affect the economy as well as our financial condition and results.

OPERATIONAL RISKS

Further negative developments in the banking industry could adversely affect our business operations and our financial condition and results of operations.

The large bank failures during the first half of 2023 and related negative media attention generated significant market trading volatility among publicly traded bank holding companies and, in particular, regional, as well as community banks like the Company. Similar developments in the future could negatively impact customer confidence in regional and community banks, which could prompt customers to move their deposits to larger financial institutions. Further, competition for deposits has increased in recent periods, and the cost of funding has similarly increased, putting pressure on our net interest margin. If we were required to sell a portion of our securities portfolio to address liquidity needs, we may incur losses, including as a result of the negative impact of rising interest rates on the value of our securities portfolio, which could negatively affect our earnings and our capital. If we were required to raise additional capital in the current environment, any such capital raise may be on unfavorable terms, thereby negatively impacting book value and profitability. While we have taken actions to improve our funding, there is no guarantee that such actions will be successful or sufficient in the event of sudden liquidity needs.

There has also been increased regulatory scrutiny – in the course of routine examinations and otherwise – and new regulations directed towards banks of similar size to the Company, designed to address the negative developments in the banking industry in 2023, all of which may increase our costs of doing business and reduce our profitability. Among other things, there may be an increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, losses embedded in the held-to-maturity portion of our securities portfolio, contingent liquidity, CRE composition and concentration, capital position and our general oversight and internal control structures regarding the foregoing. As a result, the Company could face increased scrutiny or be viewed as higher risk by regulators and the investor community.

Competition from other financial institutions in originating loans and attracting deposits may adversely affect our profitability.

We face substantial competition in originating loans. This competition comes principally from other banks, savings institutions, mortgage banking companies, credit unions and other lenders in our market area, which is generally an area within an approximate 100-mile radius of Princeton and dominated by large statewide, regional and interstate banking institutions. Many of our competitors enjoy advantages, such as greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income by decreasing the number and size of loans that we originate and the interest rates we may charge on these loans.

These competitors may offer higher interest rates on deposits than we do, which could decrease the deposits that we attract or require us to increase our interest rates on deposit accounts to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations and may increase our cost of funds. Additionally, these competitors may offer lower interest rates on loans than we do, which could decrease the amount of loans that we attract or require us to decrease our interest rates on loans to attract new loans. Increased loan competition could adversely affect our net interest margin.

We also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable terms. Some of our non-bank competitors are not subject to the same extensive regulations that govern our operations. As a result, such non-bank competitors may have advantages over us in providing certain products and services. This competition may reduce or limit our margins on banking services, reduce our market share and adversely affect our results of operations and financial condition.

If deposit levels are not sufficient, it may be more expensive to fund loan originations.

Our deposits have been our primary funding source. In current market conditions, depositors may choose to redeploy their funds into higher yielding investments, the stock market or other investment alternatives, regardless of our effort to retain such depositors. If this occurs, it will hamper our ability to grow deposits and could result in a net outflow of deposits. Our average total deposits for the year ended December 31, 2024 of $1.83 billion were $318.9 million higher than the $1.51 billion for the year ended December 31, 2023, but a substantial portion of that deposit growth was due to the CFC acquisition. We will continue to focus on deposit growth, which we use to fund loan originations. However, if we are unable to sufficiently increase our deposit balances, we will be required to increase our use of alternative sources of funding, including FHLB advances, or to increase our deposit rates in order to attract additional deposits, each of which would increase our cost of funds.

We must maintain and follow high underwriting standards to grow safely.

Our ability to grow our assets safely depends on maintaining disciplined and prudent underwriting standards and ensuring that our relationship managers and lending personnel follow those standards. The weakening of these standards for any reason, such as to seek higher yielding loans, or a lack of discipline or diligence by our employees in underwriting and monitoring loans, may result in loan defaults, foreclosures and additional charge offs and may necessitate that we significantly increase our allowance for credit losses. As a result, our business, results of operations, financial condition or prospects could be adversely affected.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected. Additionally, damage to our reputation could undermine the confidence of our current and potential clients in our ability to provide financial services. Such damage could also impair the confidence of our counterparties and business partners, and ultimately affect our ability to effect transactions. Maintenance of our reputation depends not only on our success in maintaining our service-focused culture and controlling and mitigating the various risks described herein, but also on our success in identifying and appropriately addressing issues that may arise in areas such as potential conflicts of interest, anti-money laundering, client personal information and privacy issues, record-keeping, regulatory investigations and any litigation that may arise from the failure or perceived failure of us to comply with legal and regulatory requirements. Maintaining our reputation also depends on our ability to successfully prevent third parties from infringing on the "The Bank of Princeton" brand and associated trademarks. Defense of our reputation, including through litigation, could result in costs adversely affecting our business, results of operations, financial condition or prospects.

Our internal control systems could fail to detect certain events.

We are subject to certain operational risks, including but not limited to data processing system failures and errors and customer or employee fraud. We maintain a system of internal controls to mitigate such occurrences which system recently had to be modified to cover the additional risks caused by the increase in the amount of time our employees are working remotely. We also maintain insurance coverage for such risks. However, should such an event occur that is not prevented or detected by our internal controls, is uninsured or in excess of applicable insurance limits, it could have a significant adverse effect on our business, results of operations, financial condition or prospects.

If we cannot favorably assess the effectiveness of our internal controls over financial reporting, we may be subject to additional regulatory scrutiny.

Like other banks of our size, our management is required to prepare a report that contains an assessment by management of the effectiveness of our internal control structure and procedures for financial reporting (including the Call Report that is submitted to the FDIC) as of the end of each fiscal year. The rules that must be met for management to assess our internal controls over financial reporting are complex and require significant documentation and testing and possible remediation of internal control weaknesses. The effort to comply with regulatory requirements relating to internal controls will likely cause us to incur increased expenses and will cause a diversion of management's time and other internal resources. We also may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. If we cannot favorably assess the effectiveness of our internal control over financial reporting, investor confidence and the price of our common stock could be adversely affected, and we may be subject to additional regulatory scrutiny.

We rely on third parties to provide key components of our business infrastructure, and the failure of these parties to fulfil their obligations to us could disrupt our operations.

Third parties provide key components of our business infrastructure such as data processing, internet connections, network access, core application processing, statement production and account analysis. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third- party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity, or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay and expense. If we are unable to efficiently replace ineffective service providers, or if we experience a significant, sustained or repeated, system failure or service denial, it could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We cannot predict how changes in technology will impact our business; increased use of technology may expose us to service interruptions.

The financial services market, including banking services, is increasingly affected by advances in technology, including developments in:
- telecommunications;
- data processing;
- automation;
- Internet banking, including mobile banking;
- social media;
- debit cards and so-called "smart cards"; and
- remote deposit capture.

Our ability to compete successfully in the future will depend, to a certain extent, on whether we can anticipate and respond to technological changes. We offer electronic banking services for our consumer and business customers including Internet banking, mobile banking and electronic bill payment, as well as banking by phone. We also offer ATM and debit cards, wire transfers, and ACH transfers. The successful operation and further development of these and other new technologies will likely require additional capital investment in the future. In addition, increased use of electronic banking creates opportunities for interruptions in service which could expose us to claims by customers or other third parties. We can provide no assurance that we will have sufficient resources or access to the necessary technology to remain competitive in the future.

We use AI in connection with our business and operations, which exposes us to inherent risks that may expose us to material harm.

AI in the banking industry refers to the use of advanced algorithms, machine learning, and automation to enhance operational efficiency, improve customer experiences, strengthen security, and optimize financial decision-making. Banks leverage AI for fraud detection, risk assessment, predictive analytics, chatbots for customer service, personalized financial recommendations, and automated regulatory compliance. By analyzing vast amounts of data in real time, AI helps institutions reduce costs, mitigate risks, detect anomalies, and deliver more efficient and secure banking services.

The Bank does not utilize AI for decision-making processes or internal bot usage as any automation within the Bank is driven by macros and predefined rule-based workflows rather than AI-driven models. AI technology, however, is employed within select third-party solutions integrated into our operations. These include SentinelOne for advanced cybersecurity threat detection and response, Verafin for fraud detection and AML compliance, the Glia Chatbot for enhancing customer service interactions, and CATO Networks for AI-driven network security and optimization. These third-party tools that utilize a limited AI model support security, risk management, and operational efficiency but do not influence credit, lending, or other decision-making functions within the Bank. We do not believe that these products pose a material risk on the company's business or financial results.

AI is complex and rapidly evolving, and the introduction of AI, a relatively new and emerging technology in the early stages of commercial use, into our business and operations may subject us to new or heightened legal, regulatory, ethical, operational, reputational, or other risks. The models underlying AI may be incorrectly or inadequately designed or implemented and trained on, or otherwise use, data or algorithms that are, and output that may be, incomplete, inadequate, misleading, biased, poor-quality or otherwise flawed, any of which may not be easily detectable. Further, inappropriate or controversial data practices by developers and end-users or other factors adversely affecting public opinion of AI could impair the acceptance of AI, including those incorporated in our business and operations. If the AI that we use is deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal and regulatory action, brand or reputational harm, or other adverse impacts on our business and financial results. Further, there can be no assurance that our use of AI will be successful in enhancing our business or operations or otherwise result in our intended outcomes, and our competitors may incorporate AI into their businesses or operations more quickly or more successfully than us.

AI and the use thereof is also subject to a variety of existing laws and regulations, including fair lending, consumer protection, intellectual property, cybersecurity, data privacy, and equal opportunity, and is expected to be subject to new laws and regulations or new applications of existing laws and regulations. AI is the subject of evolving review by various governmental and regulatory agencies, and changes in laws and regulations governing AI may adversely affect our ability to use AI. Additionally, various federal, state and foreign governments and regulators have implemented, or are considering implementing, general legal and regulatory frameworks for the appropriate use of AI. It is possible that we will not be able to anticipate how to respond to these rapidly developing laws and regulations. Further, if we do not have sufficient rights to use the data or algorithms on which our AI solutions rely or the output generated thereby, we also may incur liability through the violation of applicable laws and regulations, such as fair lending laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party. We may not be able to sufficiently mitigate or detect any of the foregoing risks or concerns given our and other market participants' lack of experience with using AI, the pace of technological change, and rapid adoption of AI by our business partners and competitors. Any actual or perceived failure to address risks or concerns relating to the use of AI, whether unfounded or not, could adversely affect our business and operations.

We face risks from cyber-attacks and other information or security breaches, including denial of service attacks, hacking, social engineering attacks targeting our colleagues, contractors, and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential, proprietary, personal and other information, any of which could adversely affect our business or reputation, and create significant legal and financial exposure.

Our computer and data management systems and network infrastructure, and those of third parties on which we are highly dependent, are subject to cybersecurity risks and could be susceptible to cyber-attacks or other information or security breaches. Our business relies on the secure processing, transmission, storage, and retrieval of confidential, proprietary, personal, and other information in our computer and data management systems and network infrastructure, and in the computer and data management systems and network infrastructure of third parties. In addition, to access our network, products, and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks.

We, our customers, regulators, and other third parties, including other financial services institutions and companies engaged in data processing, have been subject to, and are likely to continue to be the target of, cyber-attacks or other information or security breaches. These cyber-attacks or other information or security breaches include computer viruses, denial of service attacks, hacking, social engineering attacks (including phishing and smishing attacks) targeting our colleagues, contractors, and customers, malware intrusion or data corruption attempts, ransomware, improper access by employees or contractors, identity theft, and other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, destruction, or other processing of confidential, proprietary, personal, and other information of ours, our employees, our customers, or of third parties, damage our systems and infrastructure or otherwise materially disrupt our, our customers', or other third parties' network access or business operations. As cyber-attacks or other information or security breaches continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any cybersecurity vulnerabilities or cyber-attacks or other information or security breaches. Despite efforts to ensure the integrity of our systems and implement controls, processes, policies, and other protective measures, we may not be able to anticipate all security breaches, nor may we be able to implement sufficient preventive measures against such cyber-attacks or other information or security breaches, which may result in material losses or consequences for us.

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, including AI, and the use of the internet and telecommunications technologies to conduct financial transactions. For example, cybersecurity risks may increase in the future as we continue to increase our mobile-payment and other internet-based product offerings and expand our internal usage of web-based products and applications. In addition, cybersecurity risks have significantly increased in recent years in part due to the increased sophistication and activities of cyber threat actors, such as organized crime affiliates, terrorist organizations, state-sponsored actors, hostile foreign governments, disgruntled employees or vendors, activists, and other external parties, including those involved in corporate espionage, any of whom may enhance their efforts through the use of AI. Even the most advanced internal control environment may be vulnerable to compromise. Due to increasing geopolitical tensions, nation state cyber-attacks and ransomware are both increasing in sophistication and prevalence. Targeted social engineering and email attacks (i.e., "spear phishing" attacks) are becoming more sophisticated and are extremely difficult to prevent. In such an attack, an attacker will attempt to fraudulently induce colleagues, contractors, customers, clients, or other users of our systems and infrastructure to disclose sensitive information in order to gain access to our, our customers', or our clients' systems and infrastructure, or the confidential, proprietary, personal, or other information stored or processed thereon. Persistent attackers may succeed in penetrating defenses given enough resources, time, and motive. The techniques used by cyber threat actors change frequently, may not be recognized until launched, and may not be recognized until well after a cyber-attack or other information or security breach has occurred. The speed at which new vulnerabilities are discovered and exploited, often before security patches are published, continues to rise. Remote work further increases the risk that we may experience cyber-attack or other information or security breaches as a result of our employees, colleagues, contractors, and other third parties with which we do business or upon which we rely working remotely on less secure systems and environments.

The risk of a security breach caused by a cyber-attack or other information security breach at a third party with which we do business or upon which we rely, or by unauthorized access by such third party, has also increased in recent years. Additionally, the existence of cyber-attacks or other information or security breaches at such third parties with access to our confidential, proprietary, personal, and other information may not be disclosed to us in a timely manner. Further, our ability to monitor such third parties' cybersecurity practices is limited. Although we generally have agreements relating to cybersecurity and data privacy in place with third parties, we cannot guarantee that such agreements will prevent a cyber-attack or other information or security breach impacting our confidential, proprietary, personal, or other information, or enable us to obtain adequate or any reimbursement from such third parties in the event we should suffer any disruption, compromise, failure, liability, reputational harm, or other cost or expense. Due to applicable laws and regulations or contractual obligations, we may be held responsible for cyber-attacks or other information or security breaches attributed to such third parties as they relate to the information we share with them.

Cyber-attacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyber-attack or other information or security breach on our systems or infrastructure has been successful, whether or not this perception is correct, may damage our reputation with customers, clients, and third parties with which we do business. Hacking of confidential, proprietary, personal, and other information and identity theft risks, in particular, could cause serious reputational harm. A successful penetration or circumvention of our cybersecurity measures could cause us serious negative consequences, including: loss of customers, clients, and business opportunities; costs associated with maintaining business relationships after a cyber-attack or other information or security breach; significant business disruption to our operations and business, misappropriation, exposure, or destruction of our confidential, proprietary, personal, and other information, intellectual property, funds, and/or those of our customers or clients; or damage to our, our customers', our clients', and/or third parties' systems or infrastructure. The occurrence of any of these events could result in a violation of applicable data privacy laws and regulations and other laws and regulations, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our cybersecurity measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity, and financial condition. In addition, we may not have adequate insurance coverage to compensate for losses from a major cyber-attack or other information or security breach. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or at all or that our insurers will not deny coverage to any future claim.

The increasing use of social media platforms presents new risks and challenges and the inability or failure to recognize, respond to, and effectively manage the accelerated impact of social media could materially adversely impact the Bank's business.

There has been a marked increase in the use of social media platforms, including weblogs (blogs), social media websites, and other forms of internet-based communications which allow individuals' access to a broad audience of consumers and other interested persons. Social media practices in the banking industry are evolving, which creates uncertainty and risk of noncompliance with regulations applicable to the Bank's business. Consumers value readily available information concerning businesses and their goods and services and often act on such information without further investigation and without regard to its accuracy. Many social media platforms immediately publish the content their subscribers and participants' post, often without filters or checks on accuracy of the content posted. Information posted on such platforms at any time may be adverse to the Bank's interests and/or may be inaccurate. The dissemination of information online could harm the Bank's business, prospects, financial condition, and results of operations, regardless of the information's accuracy. The harm may be immediate without affording the Bank an opportunity for redress or correction.

Other risks associated with the use of social media include improper disclosure of proprietary information, negative comments about the Bank's business, exposure of personally identifiable information, fraud, out-of-date information, and improper use by employees, directors and customers. The inappropriate use of social media by the Bank's customers, directors or employees could result in negative consequences such as remediation costs, remedial training for employees, additional regulatory scrutiny and possible regulatory penalties, litigation, or negative publicity that could damage the Bank's reputation adversely affecting customer or investor confidence.

STRATEGIC RISKS

Our growth has substantially increased our expenses and impacted our results of operations.

Although we believe that our growth-oriented business strategy will support our long-term profitability and franchise value, the expense associated with our growth, including compensation expense for the employees needed to support this growth and leasehold and other expenses associated with our locations, has and may continue to negatively affect our results. In addition, in order for our existing branches to contribute to our long-term profitability, we will need to be successful in attracting and maintaining cost-efficient deposits at these locations. In order to successfully manage our growth, we need to effectively execute policies, procedures and controls to maintain our credit quality and oversee our operations. We can provide no assurance that we will be successful in this strategy.

Our growth-oriented business strategy could be adversely affected if we are not able to attract and retain skilled employees.

We may not be able to successfully manage our business as a result of the strain on our management and operations that may result from growth. Our ability to manage growth will depend upon our ability to continue to attract, hire and retain skilled employees, and we may need to adopt additional equity plans in order to do so. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage our employees.

We depend on our executive officers and key personnel to continue the implementation of our long-term business strategy and could be harmed by the loss of their services.

We believe that our continued growth and future success will depend in large part on the skills of our management team and our ability to motivate and retain these individuals and other key personnel. The loss of service of one or more of our executive officers or key personnel could reduce our ability to successfully implement our long-term business strategy, our business could suffer, and the value of our stock could be materially adversely affected. Leadership changes will occur from time to time, and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. We believe our management team possesses valuable knowledge about the banking industry and that their knowledge and relationships would be very difficult to replicate. Our success also depends on the experience of our branch managers and lending officers and on their relationships with the customers and communities they serve. The loss of these key personnel could negatively impact our banking operations. The loss of key personnel could have an adverse effect on our business, financial condition, or operating results.

RISKS RELATED TO THE REGULATION OF OUR INDUSTRY

We are subject to significant government regulation, which could affect our business, financial condition and results of operations.

We are subject to extensive governmental supervision, regulation and control. The Company is subject to regulation and supervision by the Federal Reserve, and the Bank is subject to regulation and supervision by the FDIC and the New Jersey Department of Banking and Insurance. These laws and regulations are subject to change and may require substantial modifications to our operations or may cause us to incur substantial additional compliance costs. In addition, future legislation and government policy could adversely affect the commercial banking industry and our operations. Such governing laws can be anticipated to continue to be the subject of future modification. Our management cannot predict what effect any such future modifications will have on our operations.

Changes to laws and regulation applicable to the financial industry, may impact the profitability of our business activities and may change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations in order to comply and could therefore also materially and adversely affect our business, financial condition and results of operations.

The federal and state laws and regulations applicable to our operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the Deposit Insurance Fund and not for the purpose of protecting stockholders. Laws and regulations now affecting us may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. During the last year, several banking institutions have received large fines for non-compliance with these laws and regulations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations.

We can give no assurance that future changes in laws and regulations or changes in their interpretation will not adversely affect our business. Legislative and regulatory changes may increase our cost of doing business or otherwise adversely affect us and create competitive advantage for non-bank competitors.

Our lending limit may restrict our growth.

We are limited in the amount we can loan to a single borrower by the amount of our capital. Generally, under current law, we may lend up to 15% of our unimpaired capital and surplus, including capital notes, to any one borrower. Based upon our current capital levels, the amount we may lend is less than that of many of our larger competitors and may discourage potential borrowers who have credit needs in excess of our lending limit from doing business with us. We may accommodate larger loans by selling participations in those loans to other financial institutions, but this ability may not always be available.

The Federal Reserve may require the Company to commit capital resources to support the Bank.

Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may require the holding company to borrow the funds or raise capital. Thus, any borrowing or capital raised to make a capital injection becomes more difficult and expensive and could have an adverse effect on the Company's business, financial condition, and results of operations.

We are subject to the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to material penalties.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. A successful regulatory challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

Impairment of goodwill could require charges to earnings, which could result in a negative impact on our results of operations.

Our goodwill could become impaired in the future. If goodwill were to become impaired, it could limit the ability of the Bank to pay dividends to the Company, adversely impacting the Company's liquidity and ability to pay dividends or repay debt. Assumptions affecting our goodwill impairment evaluation include earnings projections, the discount rates used in the income approach to measure fair value, and observed peer multiples used in estimating the fair value under the market approach. We are required to test goodwill for impairment at least annually or when impairment indicators are present. If an impairment determination is made in a future reporting period, our earnings and book value of goodwill will be reduced by the amount of the impairment. If an impairment loss is recorded, it will have little or no impact on the tangible book value of our common stock, or our regulatory capital levels, but such an impairment loss could significantly reduce the Bank's earnings and thereby restrict the Bank's ability to make dividend payments to us without prior regulatory approval, which in turn could impact our ability to pay dividends. At December 31, 2024, the book value of our goodwill was $14.4 million, all of which was recorded at the Bank. Any such write down of goodwill or other acquisition related intangibles will reduce the Company's earnings, as well.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

We rely extensively on various information systems and other electronic resources to operate our business. In addition, nearly all our customers, service providers and other business partners on whom we depend, including the providers of our online banking, mobile banking, and accounting systems, use their own information systems and electronic resources. Any of these systems can be compromised, including through the employees, customers, and other individuals who are authorized to use them, and bad actors who use a sophisticated and constantly evolving set of software, tools, and strategies to do so. Moreover, the nature of our business as a financial services provider, and our relative size, make us and our business partners high-value targets for these bad actors to pursue. For additional information see "Item 1A. Risk Factors—Operational Risks."

Accordingly, we have long devoted significant resources to assessing, identifying, and managing risks associated with cybersecurity threats, including:

- an in-house team dedicated to information and cybersecurity, responsible for conducting regular evaluations of our information systems, existing controls, vulnerabilities, and potential enhancements;
- tools for continuous monitoring capable of detecting and aiding in the response to cybersecurity threats in real-time;
- conducting thorough due diligence on our third-party service providers, evaluating their cybersecurity practices, and requiring contractual commitments from them to implement specific cybersecurity measures;
- collaboration with third-party cybersecurity experts who perform periodic penetration testing, vulnerability assessments, and other procedures to pinpoint potential weaknesses in our systems and processes; and
- regular cybersecurity training sessions for our staff.

This information security program is a key part of our overall risk management system, which is administered by our Information Security Officer. The program includes administrative, technical and physical safeguards to help ensure the security and confidentiality of customer records and information. These security and privacy policies and procedures are in effect across all of our businesses and geographic locations.

We face a number of cybersecurity risks in connection with our business. From time-to-time, we have identified cybersecurity threats and cybersecurity incidents that require us to make changes to our processes and to implement additional safeguards. While none of these identified threats or incidents have materially affected us, it is possible that threats and incidents we identify in the future could have a material adverse effect on our business strategy, results of operations, and financial condition.

Our management team is responsible for the day-to-day management of risks we face, including our CIO. Our CIO has been in the role since May 2021, and has 30 years of experience in technology risk management and cybersecurity, primarily within the financial services sector.

In addition, our board of directors is responsible for the oversight of risk management. In that role, our board of directors, with support from our cybersecurity advisors, are responsible for ensuring that the risk management processes designed and implemented by management are adequate and functioning as designed. To carry out those duties, our board of directors receives quarterly reports from our management team regarding cybersecurity risks, and our efforts to prevent, detect, mitigate, and remediate any cybersecurity incidents.

Item 2. Properties

We conduct our operations from our headquarters and branch located at 183 Bayard Lane, Princeton, New Jersey, an operations center at 403 Wall Street, Princeton, New Jersey, and from 34 other branch locations in New Jersey, Pennsylvania and New York. The following table sets forth certain information regarding the Bank's properties as of December 31, 2024:

Location	Leased or Owned	Date of Lease Expiration[1]
Corporate Headquarters and Branch 183 Bayard Lane Princeton, NJ	Leased	October 31, 2028
Operations Center 403 Wall Street Princeton, NJ	Leased	February 28, 2026
Hamilton Branch 339 Route 33 Hamilton, NJ	Leased	October 30, 2025
Pennington Branch 2 Route 31 Pennington, NJ	Leased	April 30, 2027
Montgomery Branch 1185 Route 206 North Princeton, NJ	Leased	April 30, 2025
Monroe Branch 1 Rossmoor Drive Monroe Township, NJ	Leased	July 31, 2030
Lambertville Branch 10-12 Bridge Street Lambertville, NJ	Owned	N/A
Lawrenceville Branch 2999 Princeton Pike Lawrenceville, NJ	Leased	October 30, 2025
Nassau Street Branch 194 Nassau Street Princeton, NJ	Leased	November 30, 2026

New Brunswick Branch 1 Spring Street, Suite 102 New Brunswick, NJ	Leased	March 31, 2027
Cream Ridge Branch 403 Rt 539 Cream Ridge, NJ	Leased	November 30, 2028
Chesterfield Branch 305 Bordentown-Chesterfield Road Chesterfield, NJ	Owned	N/A
Bordentown Branch 335 Farnsworth Avenue Bordentown, NJ	Owned	N/A
Browns Mills Branch 101 Pemberton Browns Mills Road Browns Mills, NJ	Owned	N/A
Deptford Branch 1893 Hurffville Road Deptford, NJ	Owned	N/A
Sicklerville Branch 483 Cross Key Road Sicklerville, NJ	Leased	January 31, 2026
Princeton Junction Branch 11 Cranbury Road Princeton Junction, NJ	Leased	October 10, 2029
Quakerbridge Branch 3745 Quakerbridge Road Hamilton, NJ	Leased	March 14, 2026
Lakewood Branch 12 American Avenue, 7B Lakewood, NJ	Leased	August 20, 2025
Piscataway Branch 1642 Stelton Road, Suite 410 Piscataway, NJ	Leased	August 14, 2026
North Wales Branch 1222 Welsh Road North Wales, PA	Leased	September 30, 2026
Cheltenham Branch 470 West Cheltenham Avenue Philadelphia, PA	Leased	January 26, 2026
Chinatown Branch 921 Arch Street Philadelphia, PA	Leased	September 30, 2027
Chestnut Street Branch 1839 Chestnut Street Philadelphia, PA	Leased	February 28, 2027

Kingston Branch 4442 Route 27 Kingston, NJ	Leased	March 1, 2028
Fort Lee Branch 2337 Lemoine Ave Fort Lee, NJ	Leased	November 30, 2027
Palisades Park Branch 449 Broad Ave Palisades Park, NJ	Leased	December 31, 2025
Flushing Branch 15404 Northern Blvd Flushing, NY	Leased	January 31, 2029
Jericho Branch 350 N Broadway #352 Jericho, NY	Leased	November 30, 2028
Elkins Park Branch 7301 Old York Rd Elkins Park, PA	Leased	May 31, 2041
Cherry Hill Branch *1405 Route 70 East* *Cherry Hill, NJ 08034*	Owned	N/A
Medford Branch *170 Himmelein Rd.* *Medford, NJ 08055*	Leased	October 31, 2026
Moorestown Branch *253 West Main Street* *Moorestown, NJ 08057*	Owned	N/A
Burlington Branch *353 High Street* *Burlington City, NJ 08016*	Leased	February 28, 2026
Voorhees Branch *133 Route 73* *Voorhees, NJ 08043*	Owned	N/A
Woodbury Branch *1201 North Broad Street* *Woodbury, NJ 08096*	Leased	April 1, 2032

[1] The expiration date is based on the next upcoming maturity date and does not take into consideration any renewal/extensions dates.

Item 3. Legal Proceedings

From time to time the Company is a defendant in various legal proceedings arising in the ordinary course of our business. However, in the opinion of management of the Company, there are no proceedings pending to which the Company is a party or to which its property is subject, which, if determined adversely to the Company, would be material in relation to the Company's profits or financial condition, nor are there any proceedings pending other than ordinary routine litigation incident to the business of the Company. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Company by government authorities or others.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's common stock trades on the "NASDAQ Global Select Market" under the ticker symbol "BPRN." As of March 7, 2025, there were approximately 1,268 holders of our common stock.

Recent Sales of Unregistered Sales of Equity Securities and Use of Proceeds

The Company did not repurchase any shares of its common stock during the three-month period ended December 31, 2024.

Dividends

The Company declared and paid cash dividends of $0.30 per share in each quarter for the year ended December 31, 2024. The payment of dividends to shareholders of the Company is dependent on the Bank paying dividends to the Company. The Bank may pay dividends as declared from time to time by the Board of Directors out of funds legally available, subject to certain restrictions. Under the New Jersey Banking Act of 1948, as amended, the Bank may not pay a cash dividend unless, following the payment, the Bank's capital stock will be unimpaired and the Bank will have a surplus of no less than 50.0 percent of the Bank's capital stock or, if not, the payment of the dividend will not reduce the surplus. In addition, the Bank cannot pay dividends in amounts that would reduce the Bank's capital below regulatory imposed minimums.

Under Pennsylvania law, the Company may not pay a dividend, if, after giving effect thereto, it would be unable to pay its debts as they become due in the usual course of business and, after giving effect to the dividend, the total assets of the Company would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose rights are superior to those receiving the dividend.

It is also the policy of the Federal Reserve that a bank holding company generally may only pay dividends on common stock out of net income available to common shareholders over the past twelve months and only if the prospective rate of earnings retention appears consistent with a bank holding company's capital needs, asset quality, and overall financial condition. A bank holding company also should not maintain a dividend level that places undue pressure on the capital of such institution's subsidiaries, or that may undermine the bank holding company's ability to serve as a source of strength for such subsidiaries.

Performance Graph

The following graph demonstrates comparison of the cumulative total returns for the common stock of the Company, NASDAQ Composite Index, SNL Mid-Atlantic Bank Index, and Peer Group made up of banks and thrifts with total assets between $1.00 billion and $3.00 billion for the periods indicated. The graph below represents $100 invested in our Bank's common stock at its closing price on December 31, 2019.

Princeton Bancorp, Inc.



Total Return Performance
Index Value
250
200
150
100
50
12/31/19
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
Princeton Bancorp, Inc.
NASDAQ Composite Index
S&P U.S. BMI Banks - Mid-Atlantic Region Index
Peer Group

Index	*Period Ending* 12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Princeton Bancorp, Inc.	100.00	75.69	96.99	108.41	127.63	126.92
NASDAQ Composite Index	100.00	144.92	177.06	119.45	172.77	223.87
S&P U.S. BMI Banks - Mid-Atlantic Region Index	100.00	90.39	114.16	96.42	116.90	162.46
Peer Group	100.00	86.22	111.22	108.54	105.35	121.91

Peer group includes Banks and Thrifts with total assets between $1B – $3B

Source: S&P Global Market Intelligence
© 2025

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes our equity compensation plan information as of December 31, 2024. See Note 16 "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for a description of the material features of each plan.

Plan Category	Number of shares of common stock to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of shares of common stock remaining available for future issuance under compensation plans
Equity Compensation Plans approved by security holders	281,809	$19.86	215,025
Equity Compensation Plans not approved by security holders	--	--	--
Total	281,809	$19.86	215,025

Item 6.

[Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Management's Discussion and Analysis of Financial Condition and Results of Operations is presented in sections as follows:

- Overview and Strategy
- Comparison of Financial Condition at December 31, 2024 and December 31, 2023
- Comparison of Operating Results for the Years Ended December 31, 2024 and 2023
- Rate/Volume Analysis
- Liquidity, Commitments and Capital Resources
- Off-Balance Sheet Arrangements
- Impact of Inflation
- Exposure to Changes in Interest Rates
- Critical Accounting Policies and Estimates
- Recently Issued Accounting Standards

Overview and Strategy

We remain focused on establishing and retaining customer relationships by offering a broad range of traditional financial services and products, competitively priced and delivered in a responsive manner to small businesses, to professionals and individuals in our market area. As a community bank, we seek to provide superior customer service that is highly personalized, efficient and responsive to local needs. To better serve our customers, we endeavor to provide state-of-the-art delivery systems with ATMs, current operating software, timely reporting, online bill pay and other similar up-to-date products and services. We seek to deliver these products and services with the care and professionalism expected of a community bank and with a special dedication to personalized customer service.

Our primary business objectives are:

- to provide local businesses, professionals and individuals with banking services responsive to and determined by their needs and local market conditions;
- to attract deposits and loans through competitive pricing, responsiveness and service; and
- to provide a reasonable return to stockholders on capital invested.

We also intend to continue pursuing a strategy that includes acquisitions. An acquisition strategy involves significant risks, including the following: finding suitable candidates for acquisition; attracting funding to support additional growth within acceptable risk tolerances; maintaining asset quality; retaining the target's customers and key personnel; obtaining necessary regulatory approvals; conducting adequate due diligence and managing known and unknown risks and uncertainties; integrating acquired businesses; and maintaining adequate regulatory capital. The market for acquisition targets is highly competitive, which may adversely affect our ability to find acquisition candidates that fit our strategy and standards.

We strive to serve the financial needs of our customers while providing an appropriate return to our stockholders, consistent with safe and sound banking practices. We expect that a financial strategy that utilizes variable rates and matching assets and liabilities will enable us to increase our net interest margin, while managing interest rate risk. We also seek to generate fee income from various sources, subject to our desire to maintain competitive pricing within our market area.

Our recognition of, and commitment to, the needs of the local community, combined with highly personalized and responsive customer service, differentiates us from our competition. We continue to capitalize upon the personal contacts and relationships of our organizers, directors, stockholders and officers to establish and grow our customer base.

Comparison of Financial Condition at December 31, 2024 and December 31, 2023

General.

Total assets were $2.34 billion at December 31, 2024, an increase of $423.7 million, or 22.11% when compared to $1.92 billion at the end of 2023. The primary reasons for the increase in total assets were the acquisition of CFC on August 23, 2024, which had approximately $303.5 million in assets at closing, and increases from existing core operations.

Cash and cash equivalents

Cash and cash equivalents decreased $33.2 million, or 22.06%, to $117.3 million at December 31, 2024 compared to December 31, 2023.

Investment securities

Total available-for-sale investment securities increased million $155.8, or 170.57%, to $247.2 million at December 31, 2024 compared to December 31, 2023. This increase was related to the purchase of mortgage-backed securities of U.S. government sponsored enterprises, and U.S government agency securities, along with $14.0 million in securities acquired in the CFC acquisition during the year ended December 31, 2024.

Loans

Loans, net of deferred loan fees and costs, increased $270.5 million, or 17.47%, to $1.82 billion at December 31, 2024 compared to December 31, 2023. The primary reasons for the increase in net loans were the $255.5 million in loans acquired from CFC and a $15.0 million increase from existing operations. The increase in the Company's net loans consisted of increases of $242.2 million in commercial real estate loans, $41.9 million in commercial and industrial loans, $30.0 million in residential mortgages, and $10.1 in home equity and consumer loans, all partially offset by a decrease of $53.0 million in construction loans.

The Company's CRE loan portfolio, which includes multi-family, land, owner-occupied and non-owner-occupied CRE loans, was $1.39 billion or 76.1% of total loans of $1.82 billion at December 31, 2024. There were 774 loans in the Company's CRE portfolio with an average and median loan size of $1.8 million and $0.6 million, respectively. LTV estimates are less than 70% for $1.27 billion or 92.1% of the CRE portfolio and less than 80% for $1.37 billion or 99.3% of the CRE portfolio.

The following table presents the commercial real estate portfolio by property type along with the weighted average loan to value for the periods presented (dollars in thousands):

	December 31, 2024			December 31, 2023		
Commercial Real Estate	Balance	% of portfolio	Weighted Average LTV	Balance	% of portfolio	Weighted Average LTV
Multi Family	533,287	38.6%	53.6%	403,779	35.3%	55.7%
Owner Occupied	407,798	29.4%	36.3%	347,734	30.4%	33.0%
Land	25,241	1.8%	73.9%	30,280	2.6%	79.6%
Non Owner Occupied						
Office Building	104,388	7.5%	43.5%	91,968	8.0%	42.9%
Retail	100,771	7.3%	42.5%	67,862	5.9%	40.7%
Industrial/Warehousing	73,417	5.3%	44.9%	69,917	6.1%	46.0%
Mixed Use	48,076	3.5%	43.7%	48,684	4.3%	42.9%
Restaurants	22,650	1.6%	39.3%	15,361	1.3%	33.3%
Healthcare	10,268	0.7%	53.3%	11,448	1.0%	48.7%
Other	59,189	4.3%	45.6%	55,830	4.9%	38.7%
Total non owner occupied	418,759	30.2%		361,070	31.6%	
Total Commercial Real Estate	1,385,085	100.0%		1,142,863	100.0%	

The following table presents the geographic markets of the commercial real estate portfolio for the periods presented (dollars in thousands):

	December 31, 2024		December 31, 2023	
	Balance	% of portfolio	Balance	% of portfolio
Geographical Market				
New York	639,994	46.1%	533,991	46.7%
New Jersey	540,896	39.1%	408,368	35.7%
Pennslyvania	184,084	13.3%	172,848	15.1%
Other	20,111	1.5%	27,657	2.5%
	1,385,085	100.00%	1,142,864	100.00%

At December 31, 2024, non-performing assets totaled $27.1 million, an increase of $20.4 million when compared to the amount at December 31, 2023. The increase was due to the delinquency of two commercial real estate loans totaling $25.4 million with collateral supporting each loan. The Company is a participant in these loans and is currently evaluating its options with the lead bank, including but not limited to placing the loans on the market for sale.

Deposits

Total deposits on December 31, 2024, increased $396.9 million, or 24.26%, when compared to December 31, 2023. The primary reasons for the increase in total deposits were the $282.8 million in deposits acquired from CFC and an increase of $114.1 million from existing branch operations. The increase in the Company's deposits consisted of increases in money market deposits of $136.5 million, certificates of deposit of $131.6 million, interest-bearing demand deposits of $52.6 million, non-interest-bearing deposits of $51.7 million, and savings deposits of $24.4 million.

Borrowings

The Company had no outstanding borrowings at December 31, 2024 or December 31, 2023.

Stockholders' equity

Total stockholders' equity at December 31, 2024, increased $21.8 million or 9.09% when compared to December 31, 2023. The increase was primarily due to the $21.6 million increase in paid-in capital which is primarily associated with the issuance of $20.0 million of common stock related to the acquisition of CFC, and an increase in retained earnings of $2.5 million, which consisted of $10.2 million in net income partially offset by $7.7 million of cash dividends recorded during the period, which increase was partially offset by an increase in accumulated other comprehensive loss of $1.4 million. The ratio of equity to total assets at December 31, 2024 and at December 31, 2023 was 11.2% and 12.5%, respectively. The current period ratio decrease was primarily due to the CFC acquisition.

We manage our balance sheet based on a number of interrelated criteria, such as changes in interest rates, fluctuations in certain asset and liability categories whose changes are not totally controlled by us, swings in deposit account balances driven by depositors' needs, prepayments and issuer call options exercised on securities available for sale, early payoffs on loans, investment opportunities presented by market conditions, lending originations, capital provided by earnings, and active management of our overall liquidity positions. The management of these dynamic and interrelated elements of our balance sheet results in fluctuations in balance sheet items throughout the year.

Comparison of Operating Results for the Years Ended December 31, 2024, and 2023

General.

For the year ended December 31, 2024, the Company recorded net income of $10.2 million, or $1.55 per diluted common share, compared to $25.8 million, or $4.03 per diluted common share, for the same period in 2023. This year-to-date decrease was primarily the result of a $9.7 bargain purchase gain which included a tax benefit of $2.0 million in 2023 from the Company's acquisition of Noah Bank in May of 2023, and the purchase accounting adjustments recorded in 2024 related to the CFC acquisition, which included an increase of $1.5 million in the provision for credit losses when comparing both periods.

Net interest income.

Net interest income for the twelve-month period ended December 31, 2024, was $66.5 million, an increase of $1.5 million, or 2.3%, from 2023. The increase from the previous year was the result of an increase in interest income of $24.8 million, or 25.2%, partially offset by an increase in interest expense of $23.3 million, or 70.1%.

Total interest and dividend income.

Total interest and dividend income increased $24.8 million, or 25.2%, to $122.9 million for the year ended December 31, 2024, compared to $98.2 million for the prior year. The improvement in interest income resulted from an increase in the yield on earning assets of 31 basis points to 6.25% and an increase in average interest-earning assets of $315.2 million for the twelve-month period ended December 31, 2024.

Interest income and fees on loans increased $19.3 million, or 21.6%, to $108.6 million for the year ended December 31, 2024, compared to $89.3 million for the prior year. The increase was attributable to both a $213.5 million increase in the average balance and a 37 basis point increase in the year-over-year average yield on loans to 6.53%, due to rising interest rates over the period.

Interest income on securities increased approximately $3.6 million, or 144.43%, for the year ended December 31, 2024, compared to the prior year. The increase was attributable to both a $65.6 million increase in the average balance and a 110 basis point increase in the year-over-year average yield on investments to 4.06%

Other interest and dividends increased $1.9 million, or 29.1%, to $8.3 million for the year ended December 31, 2024, compared to $6.4 million for the prior year due to an increase of $26.9 million in the average balances of federal funds sold, partially offset by an 8 basis point decrease in the yield on fed funds sold.

Interest expense.

Total interest expense increased $23.3 million, or 70.1%, for the year ended December 31, 2024 compared to the prior year. This increase was the result of a 99 basis point increase in the cost of interest-bearing deposits and an increase of $302.7 million in average interest-bearing deposits.

Interest expense on borrowings was not significant for either period presented.

Provision for credit losses.

The provision for credit losses for the twelve months ended December 31, 2024, was $5.1 million compared with a provision of $3.1 million for the 2023 period. The $5.1 million provision for 2024 consists of a $5.5 million provision associated with the company's loan portfolio, offset by a credit to the provision of $360 thousand associated with unfunded commitments. The provision for credit losses on loans includes $3.2 million related to non-purchased-credit-deteriorated loans acquired in the CFC acquisition. See the section above titled "Analysis of Allowance for Credit Losses" for a discussion of our allowance for credit losses methodology, including additional information regarding the determination of the provision for credit losses.

Non-interest income.

Total non-interest income for the year ended December 31, 2024, decreased $9.0 million, or by 52.4%, primarily due to the $9.7 million bargain purchase gain from the Noah Bank acquisition recorded in 2023, partially offset by a 2024 increase in other non-interest income of $646 thousand and an increase in income from bank owned life insurance of $380 thousand over the same period in 2023.

Non-interest expense.

For the year ended December 31, 2024, non-interest expense was $56.8 million, compared to $48.7 million for 2023. The increase of $8.0 million was primarily attributed to increases in salaries and employee benefits of $2.7 million, occupancy and equipment of $1.2 million, professional fees of $515 thousand, data processing and communications of $352 thousand, federal deposit insurance of $254 thousand and merger-related expenses of $2.2 million during 2024 over the same period in 2023. The CFC acquisition caused a significant portion of such increases.

Income tax expense.

For the year ended December 31, 2024, income tax expense was $2.6 million resulting in an effective tax rate of 20.1% compared to income tax expense of $4.6 million and an effective tax rate of 15.1% for the year ended December 31, 2023. This decrease was due to the income taxes on the $9.7 million bargain purchase gain from the Noah Bank acquisition, recorded in the year ended December 31, 2023, and an increase in 2024 merger related expenses of $2.2 million when comparing the years ended December 31, 2024 and 2023.

Average Balance Sheets. The following table sets forth average balance sheets, yields and costs, and certain other information for the years indicated. The average yields and costs of funds shown are derived by dividing income or expense by the daily average balance of assets or liabilities, respectively, for the periods presented. Net loan fees of $4.1 million and $2.8 million were recorded for the twelve months ended December 31, 2024 and 2023, respectively. Nonaccrual loans are included in the average balance of loans receivable, net for all periods presented. No tax-equivalent adjustments have been made as they were deemed insignificant.

| | **Twelve Months Ended December 31,** | | | | | | | |
| | **2024** | | | **2023** | | | **Change 2024 vs 2023** | |
	Average Balances	Income/ Expense	Yield Rates	Average Balances	Income/ Expense	Yield Rates	Average Balances	Yield Rates
			(Dollars in thousands)					
Interest-earning assets:								
Loans receivable	$ 1,663,013	$108,586	6.53%	$ 1,449,504	$ 89,278	6.16%	$ 213,509	0.37%
Securities								
Taxable available-for-sale	109,145	4,928	4.51%	43,476	1,339	3.08%	65,669	1.43%
Tax exempt available-for-sale	40,239	1,142	2.84%	40,264	1,138	2.83%	(25)	0.01%
Held-to-maturity	169	9	5.27%	197	10	5.28%	(28)	-0.01%
Federal funds sold	136,281	7,188	5.27%	109,441	5,858	5.35%	26,840	-0.08%
Other interest earning-assets	19,337	1,093	5.65%	10,064	557	5.53%	9,273	0.12%
Total interest-earning assets	1,968,184	$122,946	6.25%	1,652,946	$ 98,180	5.94%	315,239	0.31%
Other non-earnings assets	151,600			122,321			29,279	
Total assets	$ 2,119,784			$ 1,775,267			$ 344,518	
Interest-bearing liabilities								
Demand	$ 258,462	$ 4,941	1.91%	$ 250,312	$ 3,654	1.46%	$ 8,150	0.45%
Savings	157,538	3,974	2.52%	159,175	2,742	1.72%	(1,637)	0.80%
Money markets	421,934	15,971	3.79%	311,478	9,565	3.07%	110,456	0.72%
Certificates of deposit	724,060	31,528	4.35%	538,343	17,085	3.17%	185,717	1.18%
Total deposit	1,561,994	56,414	3.61%	1,259,308	33,046	2.62%	302,686	0.99%
Borrowings	-	-	0.00%	2,343	118	5.01%	(2,343)	-5.01%
Total interest-bearing liabilities	1,561,994	$ 56,414	3.61%	1,261,651	$ 33,164	2.63%	300,343	0.98%
Non-interest-bearing deposits	264,418			248,233			16,185	
Other liabilities	43,955			36,856			7,099	
Total liabilities	1,870,367			1,546,740			323,627	
Stockholders' equity	249,417			228,527			20,890	
Total liabilities and stockholder's equity	$ 2,119,784			$ 1,775,267			$ 344,517	
Net interest-earnings assets	$ 406,189			$ 391,295			$ 14,894	
Net interest income; interest rate spread			2.64%			3.31%		-0.67%
Net interest margin		$ 66,532	3.38%		$ 65,016	3.93%	$ 1,516	-0.55%

Rate/Volume Analysis

The following table reflects the sensitivity of our interest income and interest expense to changes in volume and in yields on interest-earning assets and costs of interest-bearing liabilities during the periods indicated.

	Twelve Months Ended December 31, 2024 vs. 2023 Increase (Decrease) Due to		
	Rate	Volume	Net
	(In thousands)		
Interest and dividend income:			
Loans receivable, including fees	$ 5,588	$ 13,720	$ 19,308
Securities available-for-sale			-
Taxable	842	2,747	3,589
Tax-exempt	6	(2)	4
Securities held-to-maturity	-	(1)	(1)
Federal funds sold	(82)	1,412	1,330
Other interest and dividend income	12	524	536
Total interest and dividend income	$ 6,366	$ 18,400	$ 24,766
Interest expense:			
Demand	$ 1,164	$ 123	$ 1,287
Savings	1,260	(28)	1,232
Money market	2,540	3,866	6,406
Certificates of deposit	7,509	6,934	14,443
Borrowings	(78)	(40)	(118)
Total interest expense	$ 12,395	$ 10,855	$ 23,250
Change in net interest income	$ (6,029)	$ 7,545	$ 1,516

Liquidity, Commitments and Capital Resources

Liquidity. Our liquidity, represented by cash and due from banks, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, principal repayments of securities and outstanding loans, and funds provided from operations. In addition, we invest excess funds in short-term interest-earnings assets such as overnight deposits or U.S. agency securities, which provide liquidity to meet lending requirements. While scheduled payments from the amortization of loans and securities and short-term investments are relatively predictable sources of funds, general interest rates, economic conditions and competition greatly influence deposit flows and repayments on loans and mortgage-backed securities.

We strive to maintain sufficient liquidity to fund operations, loan demand and to satisfy fluctuations in deposit levels. We are required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure safe and sound banking operations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. We attempt to maintain adequate but not excessive liquidity, and liquidity management is both a daily and long-term function of our business management. We manage our liquidity in accordance with a board of directors-approved asset-liability policy, which is administered by our asset-liability committee ("ALCO"). ALCO reports interest rate sensitivity, liquidity, capital and investment-related matters on a quarterly basis to our board of directors.

We review cash flow projections regularly and update them in order to maintain liquid assets at levels believed to meet the requirements of normal operations, including loan commitments and potential deposit outflows from maturing certificates of deposit and savings withdrawals.

While deposits are our primary source of funds, when needed we are also able to generate cash through borrowings from the FHLB-NY. At December 31, 2024, we had remaining available capacity with FHLB-NY, subject to certain collateral restrictions, of $554.8 million.

Additionally, we are a shareholder of Atlantic Community Bancshares, Inc., and as such, as of December 31, 2024, we had available capacity with its subsidiary, Atlantic Community Bankers Bank of $10.0 million to provide short-term liquidity generally for a period of not more than fourteen days.

Contractual Obligations. We have non-cancelable operating leases for branch offices and our operations center. The following table is a schedule of future payments under operating leases with initial terms longer than 12 months at December 31, 2024:

	Amount
Years Ended December 31	(in thousands)
2025	$ 3,722
2026	3,498
2027	3,208
2028	3,093
2029	2,467
Thereafter	14,541
Total	$ 30,529

The following table summarizes our contractual cash obligations relating to certificates of deposits:

	Amount
Years Ended December 31	(in thousands)
2025	$ 727,528
2026	33,942
2027	4,581
2028	1,112
2029 and thereafter	2,508
Total	$ 769,671

Capital Resources. Consistent with our goals to operate as a sound and profitable financial institution, we actively seek to maintain our status as a well-capitalized institution in accordance with regulatory standards. As of December 31, 2024, we met the capital requirements to be considered "well capitalized." See Note 17 – "Regulatory Matters" in the Notes to Consolidated Financial Statements included within this Form 10-K for more information regarding our capital resources.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of our business of investing in loans and securities as well as in the normal course of maintaining and improving our facilities. These financial instruments include significant purchase commitments, such as commitments related to capital expenditure plans and commitments to purchase investment securities or mortgage-backed securities, and commitments to extend credit to meet the financial needs of our customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by our customers. Our exposure to credit loss in the event of non-performance by the counterparty to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

We had the following off-balance sheet financial instruments whose contract amounts represent credit risk at December 31:

	2024	2023
	(In thousands)	
Performance and standby letters of credit	$ 700	$ 1,010
Undisbursed construction loans-in-process	62,007	89,258
Commitments to fund loans	51,075	38,863
Unfunded commitments under lines of credit	19,659	4,697
Total	$ 133,441	$ 133,828

For additional information regarding our outstanding lending commitments at December 31, 2024, see Note 9 – "Commitments and Contingencies" in the Notes to Consolidated Financial Statements contained in this Form 10-K.

Impact of Inflation

The financial statements included in this Form 10-K have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and results of operations in terms of historical dollars, without considering changes in the relative purchasing power of money, over time, due to inflation. Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation.

Exposure to Changes in Interest Rates

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring the Bank's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to affect adversely net interest income while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.

The table on the next page sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2024, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2024, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.

(Dollars in thousands)	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Non-Rate Sensitive	Total Amount
Interest-earning assets: (1)							
Investment securities	$ 15,364	$ 36,842	$ 59,335	$ 35,919	$ 113,336	$ (13,464)	$ 247,332
Loans receivable	443,443	219,100	541,988	502,376	103,380	(15,069)	1,795,218
Other interest-earnings assets (2)	102,508	-	-	-	-	-	102,508
Total interest-earning assets	$ 561,315	$ 255,942	$ 601,323	$ 538,295	$ 216,716	$ (28,533)	$ 2,145,058
Interest-bearing liabilities:							
Checking and savings accounts	$ 471,439		$ -	$ -	$ -	$ -	$ 471,439
Money market accounts	490,543	-	-	-	-	-	490,543
Certificate accounts	145,858	582,477	38,162	3,174	-	-	769,671
Borrowings	-	-	-	-	-	-	-
Total interest-bearing liabilities	$ 1,107,840	$ 582,477	$ 38,162	$ 3,174	$ -	$ -	$ 1,731,653
Interest-earning assets less interest-bearing liabilities	$ (546,525)	$ (326,535)	$ 563,161	$ 535,121	$ 216,716	$ (28,533)	$ 413,405
Cumulative interest-rate sensitivity gap (3)	$ (546,525)	$ (873,060)	$ (309,899)	$ 225,222	$ 441,938		
Cumulative interest-rate gap as a percentage of total assets at December 31, 2024	-23.35%	-37.31%	-13.24%	9.62%	18.88%		
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2024	50.67%	48.35%	82.07%	113.01%	125.52%		

(1) Interest-earnings assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

(2) Includes interest-bearing bank balances, FHLB Stock and Federal Funds Sold

(3) Interest-rate sensitivity gap represents the difference between total interest-earning assets and total interest-bearing liabilities.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

Net Portfolio Value Analysis. Our interest rate sensitivity also is monitored by management through the use of a model which generates estimates of the changes in our net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The following table sets forth our NPV as of December 31, 2024 and reflects the changes to NPV as a result of immediate and sustained changes in interest rates as indicated.

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
	Amounts	$ Change	% Change	EVE/EVA[1]	Change
	(Dollars in thousands)				
300	$ 307,333	$ (37,478)	-10.87%	14.05%	(0.81)
200	$ 322,552	$ (22,259)	-6.46%	14.46%	(0.40)
100	$ 334,236	$ (10,575)	-3.07%	14.69%	(0.17)
Static	$ 344,811	$ -		14.86%	
(100)	$ 357,192	$ 12,381	3.59%	15.12%	0.26
(200)	$ 361,831	$ 17,020	4.94%	15.11%	0.25
(300)	$ 352,480	$ 7,669	2.22%	14.55%	(0.31)

[1] Economic Value of Equity (EVE) divded by Economic Value of Assets (EVA)

As is the case with the GAP Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the models presented assume that the composition of our interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV model provides an indication of interest rate risk exposure at a particular point in time, such model is not intended to and does not provide a precise forecast of the effect of changes in market interest rates on net interest income and will differ from actual results.

Critical Accounting Policies and Estimates

In the preparation of our financial statements, we have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and in accordance with general practices within the banking industry. Our significant accounting policies are described in our financial statements under Note 1- "Summary of Significant Accounting Policies." While all these policies are important to understanding the financial statements, certain accounting policies described below involve significant judgment and assumptions by management that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting estimates to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and assumptions that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

Allowance for Credit Losses. The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents our estimate of losses expected in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents our estimate of losses expected in our unfunded loan commitments and is recorded in other liabilities on the balance sheet. The allowance for credit losses is increased by the provision for credit losses and recoveries and decreased by charge-offs. Generally, loans deemed to be uncollectible are charged-off against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance for loan losses. All, or part, of the principal balance of loans receivable are charged off to the allowance for credit losses when it is determined that the repayment of all, or part, of the principal balance is highly unlikely.

Goodwill and Core Deposit Intangible. For mergers and acquisitions, we are required to record the assets acquired, including identified intangible assets such as core deposit intangibles, and the liabilities assumed at their fair value. The difference between consideration and the net fair value of assets acquired is recorded as goodwill or a bargain purchase gain if the acquired net fair value of assets acquired exceeds the consideration. Management uses significant estimates and assumptions to value such items, including projected cash flows, repayment rates, default rates and losses assuming default, discount rates and realizable collateral values. The allowance for credit losses for PCD loans is recognized within acquisition accounting. The allowance for credit losses for non-PCD assets is recognized as provision for credit losses in the same reporting period as the merger or acquisition. Fair value adjustments are amortized or accreted into the income statement over the estimated life of the acquired assets or assumed liabilities. The purchase date valuations and any subsequent adjustments determine the amount of goodwill recognized in connection with the merger or acquisition. The use of different assumptions could produce significantly different valuation results, which could have material positive or negative effects on our results of operations.

Both goodwill and the core deposit intangible asset are reviewed for impairment annually or when events and circumstances indicate that an impairment may have occurred. Applicable accounting guidance requires an annual review of the fair value of a Reporting Unit that has goodwill in order to determine if it is more likely than not (that is, a likelihood of more than 50%) that the fair value of a Reporting Unit is less than its carrying amount, including goodwill. A qualitative factor test can be performed to determine whether it is necessary to perform a quantitative goodwill impairment test. If this qualitative test determines it is not more likely than not (less than 50% probability) that the fair value of the Reporting Unit is less than the Carrying Value, then the Company does not have to perform a quantitative test and goodwill can be considered not impaired. The Company performed its annual review at May 31, 2024 and determined that it was more than 50% probable the fair value of the Reporting Unit exceeds the then Carrying Value, therefore a quantitative test was not required as of May 31, 2024.

Recently Issued Accounting Standards

See Note 1- "Summary of Significant Accounting Policies" in the Notes to the Consolidated Financial Statements contained in this Annual Report on Form 10-K for a discussion of recently issued accounting standards.

Cautionary Note Regarding Forward-Looking Statements

The Company may from time to time make written or oral "forward-looking statements," including statements contained in the Company's filings with the SEC, in its reports to stockholders and in other communications by the Company (including this report), which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Exchange Act.

These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions that are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the extent of the adverse impact of any current or future pandemics or other natural disasters on our customers, prospects and business, including related supply chain shortage of goods; civil unrest, rioting, acts or threats of terrorism, or actions taken by the local, state and Federal governments in response to such events, which could impact business and economic conditions in our market area; the strength of the United States economy in general and the strength of the local economies in which the Company and the Bank conduct operations; the imposition of tariffs or other domestic or international governmental policies impacting the value of the products of our borrowers; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation, interest rate, market and monetary fluctuations; market volatility; the value of the Bank's products and services as perceived by actual and prospective customers, including the features, pricing and quality compared to competitors' products and services; the willingness of customers to substitute competitors' products and services for the Bank's products and services; credit risk associated with the Bank's lending activities; risks relating to the real estate market and the Bank's real estate collateral; the impact of changes in applicable laws and regulations and requirements arising out of our supervision by banking regulators; other regulatory requirements applicable to the Company and the Bank; the timing and nature of the regulatory response to any applications filed by the Company and the Bank; technological changes; acquisitions and difficulties and delays in integrating the businesses of the acquired company, including CFC, and the Company fully realizing cost savings and other benefits of such acquisitions; changes in consumer spending and saving habits; those risks described in Item 1. "Business," Item 1A. "Risk Factors" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report; and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as required by applicable law or regulation.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

PRINCETON BANCORP, INC
INDEX TO
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023



Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors

Princeton Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Princeton Bancorp, Inc. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

 We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 and our report dated March 14, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses – Loans Evaluated on a Pooled Basis

Critical Audit Matter Description

As described in Notes 1 and 5 to the financial statements, the Company has recorded an allowance for credit losses (ACL) for its loan portfolio in the amount of $23.7 million as of December 31, 2024, representing management's estimate of credit losses over the remaining expected life of the Company's loan portfolio as of that date. Management determined the amounts, and corresponding provision for credit loss expense for the year, pursuant to the application of Accounting Standards Codification Topic 326, Financial Instruments – Credit Losses.

The Company's methodology to determine its allowance for credit losses incorporates quantitative and qualitative assessments of historical loss data, current loan portfolio and economic conditions, the application of forecasted economic conditions, and related modeling. Management incorporates the use of third-party software to arrive at an expected life-of-loan loss amount based on discounted cash flow estimate at the loan level. The amount and timing of cash flows is determined using assumptions for probability of default and loss given default (PD/LGD); expected term; and forecasted economic factors. The results of these calculations are then qualitatively adjusted by management based on pool-specific attributes. We determined that performing procedures relating to these components of the Company's methodology is a critical audit matter.

The principal considerations for our determination are (i) the application of significant judgment and estimation on the part of management, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures and evaluating audit evidence obtained, and (ii) significant audit effort was necessary in evaluating management's methodology, significant assumptions and calculations.

How the Critical Audit Matter Was Addressed in the Audit

Addressing the above matters involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, the following:

- Reviewing the Company's procedures to validate the model and ensure that the model was conceptually sound.

- Evaluating the segmentation of loans into pools with similar risk characteristics.

- Testing assumptions used in the calculation of discounted cash flows, including prepayment speeds and expected loan terms.

- Testing management's process for determining the qualitative reserve components.

- Testing the completeness and accuracy of data used in the model.

Acquisition Method of Accounting – Valuation of Acquired Loan Portfolio

Critical Audit Matter Description

As described in Note 2 to the financial statements, on August 23, 2024, the Company completed its acquisition of Cornerstone Financial Corporation, the holding company for Cornerstone Bank, for total consideration of $20.0 million. The fair value of total assets acquired as a result of the merger totaled $303.5 million, with net loans totaling $255.5 million. Acquired loans were initially recorded at their acquisition-date fair value with the assistance of a management-engaged specialist. Fair values were based on a discounted cash flow methodology that involved assumptions and judgments regarding credit risk, market interest rates, collateral values, discount rates, prepayments assumptions and other market factors. In addition, a provision for credit loss of $3.2 million was recorded in the current period for acquired loans pursuant to applicable accounting guidance. We determined that performing procedures relating to these components of the Company's methodology is a critical audit matter.

The principal considerations for our determination are (i) the application of significant judgment and estimation on the part of management, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures and evaluating audit evidence obtained, and (ii) significant audit effort was necessary in evaluating management's methodology and significant assumptions.

How the Critical Audit Matter Was Addressed in the Audit

To test management's estimate of the fair value of the acquired loan portfolio, we performed audit procedures that included, among others, assessing the competence and objectivity of the management-engaged valuation specialist, testing the completeness and accuracy of the loan data, assessing the reasonableness of the valuation methodology, and testing the significant assumptions and the underlying data used by the Company in its market interest rate and credit analysis. We compared the significant assumptions used by management to current industry data and supporting credit documentation.

/s) Wolf & Company, P.C.

Boston, Massachusetts

March 14, 2025



Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors

Princeton Bancorp, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Princeton Bancorp, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the COSO in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated March 14, 2025 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s) Wolf & Company, P.C.

Boston, Massachusetts

March 14, 2025

PRINCETON BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in thousands, except per share data)

	December 31, 2024	December 31, 2023
ASSETS		
Cash and due from banks	$ 16,915	$ 17,156
Interest-earning bank balances	16,729	17,376
Federal funds sold	83,704	116,025
Total cash and cash equivalents	117,348	150,557
Securities available-for-sale, at fair value	247,171	91,352
Securities held-to-maturity (fair value $162 and $192, at December 31, 2024 and December 31, 2023, respectively)	161	193
Loans receivable, net of deferred fees and costs	1,818,875	1,548,335
Less: allowance for credit losses	(23,657)	(18,492)
Loan receivable, net	1,795,218	1,529,843
Bank-owned life insurance	72,111	58,860
Premises and equipment, net	17,804	14,453
Accrued interest receivable	7,975	6,089
Restricted investment in bank stock	2,075	1,410
Deferred taxes, net	20,276	11,512
Goodwill	14,381	8,853
Core deposit intangible	3,632	1,422
Other real estate owned	295	-
Operating lease right-of-use asset	21,903	23,398
Other assets	19,883	18,555
TOTAL ASSETS	$ 2,340,233	$ 1,916,497
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Non-interest-bearing	$ 300,972	$ 249,282
Interest-bearing	1,731,653	1,386,459
Total deposits	2,032,625	1,635,741
Accrued interest payable	15,401	9,162
Operating lease liability	22,941	24,280
Other liabilities	7,226	7,103
TOTAL LIABILITIES	2,078,193	1,676,286
STOCKHOLDERS' EQUITY:		
Preferred stock, no par value; 2,000,000 shares authorized and none outstanding at December 31, 2024 and none authorized at December 31, 2023	-	-
Common stock, no par value; 15,000,000 shares authorized, 6,910,693 shares issued and 6,883,193 outstanding at December 31, 2024; 6,299,331 shares issued and outstanding at December 31, 2023	-	-
Paid-in capital	119,908	98,291
Treasury stock, at cost of 27,500 shares at December 31, 2024	(842)	-
Retained earnings	151,915	149,414
Accumulated other comprehensive loss	(8,941)	(7,494)
TOTAL STOCKHOLDERS' EQUITY	262,040	240,211
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,340,233	$ 1,916,497

See notes to consolidated financial statements.

PRINCETON BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share data)

	Year Ended December 31,	
	2024	2023
INTEREST AND DIVIDEND INCOME		
Loans receivable, including fees	$ 108,586	$ 89,278
Securities available-for-sale:		
Taxable	4,928	1,339
Tax-exempt	1,142	1,138
Securities held-to-maturity	9	10
Other interest and dividend income	8,281	6,415
TOTAL INTEREST AND DIVIDEND INCOME	122,946	98,180
INTEREST EXPENSE		
Deposits	56,414	33,046
Borrowings	-	118
TOTAL INTEREST EXPENSE	56,414	33,164
NET INTEREST INCOME	66,532	65,016
Provision for credit losses	5,109	3,108
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	61,423	61,908
NON-INTEREST INCOME		
(Loss) gain on call/sale of securities available-for-sale	(7)	39
Income from bank-owned life insurance	1,673	1,293
Fees and service charges	1,945	1,853
Loan fees, including preypayment penalties	3,082	3,221
Gain on bargain purchase	-	9,696
Gain on sale of other real estate owned	-	203
Other	1,462	816
TOTAL NON-INTEREST INCOME	8,155	17,121
NON-INTEREST EXPENSE		
Salaries and employee benefits	26,037	23,386
Occupancy and equipment	8,207	7,037
Professional fees	2,575	2,060
Data processing and communications	5,378	5,026
Federal deposit insurance	1,145	891
Advertising and promotion	630	504
Office expense	621	508
Other real estate expenses	14	1
Core deposit intangible	602	502
Acquisition-related expenses	7,803	5,635
Other	3,750	3,144
TOTAL NON-INTEREST EXPENSE	56,762	48,694
INCOME BEFORE INCOME TAX EXPENSE	12,816	30,335
INCOME TAX EXPENSE	2,574	4,570
NET INCOME	$ 10,242	$ 25,765
Earnings per common share-basic	$ 1.57	$ 4.10
Earnings per common share-diluted	$ 1.55	$ 4.03

See notes to consolidated financial statements.

PRINCETON BANCORP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Year Ended December 31,	
	2024	2023
NET INCOME	$ 10,242	$ 25,765
Other comprehensive income (loss)		
Unrealized losses arising during period on securities available-for-sale	(2,511)	1,651
Reclassification adjustment for losses (gains) realized in income [1]	7	(39)
Net unrealized (loss) income	(2,504)	1,612
Tax effect	1,057	(833)
Total other comprehensive (loss) income	(1,447)	779
COMPREHENSIVE INCOME	$ 8,795	$ 26,544

[1] Amounts are included in (loss) gain on call/sale of securities available-for-sale on the Consolidated Statements of Income as a separate element within total non-interest income. An income tax benefit of appoximately $2,000 was realized for the year ended December 31, 2024, and an income tax expense of approximately $13,000 was realized for the year ended December 31, 2023.

See notes to consolidated financial statements.

PRINCETON BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands, except share data)

Years Ended December 31, 2024 and 2023	Common stock	Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, January 1, 2023	$ 34,547	$ 81,291	$ (19,452)	$ 131,488	$ (8,273)	$ 219,601
Net income	-	-	-	25,765	-	25,765
Other comprehensive loss	-	-	-	-	779	779
Change in accounting principle	-	-	-	(284)	-	(284)
Formation of Princeton Bancorp, Inc.	(34,547)	15,095	19,452	-	-	-
Stock options exercised (50,900 shares)	-	989	-	-	-	989
Dividends declared $1.20 per share	-	-	-	(7,446)	-	(7,446)
Dividend reinvestment plan (3,933 shares)	-	109	-	(109)	-	-
Stock-based compensation expense	-	807	-	-	-	807
Balance, December 31, 2023	$ -	$ 98,291	$ -	$ 149,414	$ (7,494)	$ 240,211
Balance, January 1, 2024	$ -	$ 98,291	$ -	$ 149,414	$ (7,494)	$ 240,211
Net income	-	-	-	10,242	-	10,242
Other comprehensive income	-	-	-	-	(1,447)	(1,447)
Treasury stock repurchases (27,500 shares)	-	-	(842)		-	(842)
Stock options exercised (51,800 shares)	-	685	-	-	-	685
Share redemption for tax withholding on restricted stock vesting	-	(249)	-	-	-	(249)
Dividends declared $1.20 per share	-	-	-	(7,607)	-	(7,607)
Dividend reinvestment plan (4,016 shares)	-	134	-	(134)	-	-
Stock-based compensation expense	-	1,014	-	-	-	1,014
Acquisition of Cornerstone Financial Corporation (525,946 shares, $38.09 per share)	-	20,033	-	-	-	20,033
Balance, December 31, 2024	$ -	$ 119,908	$ (842)	$ 151,915	$ (8,941)	$ 262,040

See notes to consolidated financial statements.

PRINCETON BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

| | Year Ended December 31, | |
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 10,242	$ 25,765
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	5,109	3,108
Depreciation and amortization	1,681	1,476
Stock-based compensation expense	1,013	807
Amortization of premiums and accretion of discounts on securities, net	303	26
Accretion of net deferred loan fees and costs	(4,146)	(2,814)
Loss (gain) on call/sale of securities available-for-sale	7	(39)
Increase in cash surrender value of bank-owned life insurance	(1,673)	(1,293)
Deferred income tax	(807)	200
Amortization of core deposit intangible	602	502
Bargain purchase gain	-	(9,696)
Write down on other real estate owned	-	(203)
Decrease in accrued interest receivable and other assets	3,936	1,817
Increase (decrease) in accrued interest payable and other liabilities	(1,537)	3,456
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,730	23,112
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of available-for-sale securities	(179,488)	(8,439)
Maturities, calls and principal repayments of securities available-for-sale	34,827	6,505
Maturities, calls and principal repayments of securities held-to-maturity	32	8
Net (increase) decrease in loans	(10,898)	10,738
Cash paid for acquisition	-	(25,414)
Cash received from acquisition	7,866	23,181
Purchases of premises and equipment	(1,525)	(1,712)
Purchases of bank-owned life insurance	(2,873)	(4,950)
Purchases of equity method investments	(1,675)	(6,245)
Redemption (purchases) of restricted bank stock	(319)	332
Proceeds from other real estate owned	-	236
NET CASH (USED IN) INVESTMENT ACTIVITIES	(154,053)	(5,760)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	114,127	96,311
Proceeds from overnight borrowings	-	(10,000)
Cash dividends	(7,607)	(7,446)
Share redemption for tax witholding on restricted stock vesting	(249)	-
Purchase of treasury stock	(842)	-
Proceeds from exercise of stock options	685	989
NET CASH PROVIDED BY FINANCING ACTIVITIES	106,114	79,854
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(33,209)	97,206
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	150,557	53,351
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 117,348	$ 150,557

See notes to consolidated financial statements.

PRINCETON BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

	Year Ended December 31,	
	2024	2023
SUPPLEMENTARY CASH FLOWS INFORMATION:		
Interest paid	$ 50,175	$ 25,029
Income taxes paid	$ 1,820	$ 5,883
Net assets acquired from Cornerstone Bank [1]	$ 303,476	$ -
Net liabilities assumed from Cornerstone Bank [1]	$ 288,971	$ -
Property transferred to other real estate owned	$ 295	$ -
Net assets acquired from Noah Bank [1]	$ -	$ 239,451
Net liabilities assumed from Noah Bank [1]	$ -	$ 204,341

[1] For details of assets acquired and liabilities assumed - See Note 2.

See notes to consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations

The Bank of Princeton (the "Bank") was incorporated on March 5, 2007 under the laws of the State of New Jersey and is a New Jersey state-chartered banking institution. The Bank was granted its bank charter on April 17, 2007, commenced operations on April 23, 2007 and is a full-service bank providing personal and business lending and deposit services. As a state-chartered bank, the Bank is subject to regulation by the New Jersey Department of Banking and Insurance and the FDIC. The area served by the Bank, through its 33 branches, is generally an area within an approximate 50-mile radius of Princeton, NJ, including parts of Burlington, Camden, Gloucester, Hunterdon, Mercer, Middlesex, Ocean, and Somerset Counties in New Jersey, and additional areas in portions of Philadelphia, Montgomery and Bucks Counties in Pennsylvania. The Bank also has two retail branches and conducts loan origination activities in select areas of New York.

The Bank offers traditional retail banking services, one-to-four-family residential mortgage loans, multi-family and commercial mortgage loans, construction loans, commercial business loans and consumer loans, including home equity loans and lines of credit.

On January 10, 2023, Princeton Bancorp, Inc. (the "Company"), a Pennsylvania corporation formed by the Bank, acquired all the outstanding stock of the Bank in a corporate reorganization. As a result, the Bank became the sole direct subsidiary of the Company, the Company became the holding company for the Bank and the stockholders of the Bank became stockholders of the Company. As of December 31, 2024, the Company had 249 total employees and 247 full-time equivalent employees.

On May 19, 2023, the Company completed the acquisition of Noah Bank, a Pennsylvania chartered state bank headquartered in Elkins Park, Pennsylvania that primarily served the Philadelphia, North New Jersey and New York City markets. On that date the Company acquired 100% of the outstanding common stock, for cash, of Noah Bank and Noah Bank was merged with and into the Bank.

On August 23, 2024, the Company completed the acquisition of Cornerstone Financial Corporation ("CFC"), the holding company for Cornerstone Bank, a New Jersey chartered state bank headquartered in Mt. Laurel, New Jersey that primarily served the South Jersey market. On that date, the Company acquired 100% of the outstanding common stock of CFC in exchange for the Company's stock, CFC was merged into the Company, and Cornerstone Bank was merged with and into the Bank.

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of the Company, the Bank and its wholly-owned subsidiaries: Bayard Lane, LLC, Bayard Properties, LLC, 112 Fifth Avenue, LLC, TBOP Delaware Investment Company and TBOP REIT, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes, actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of net assets acquired in business combinations and evaluation of the potential impairment of goodwill.

Note 1 – Summary of Significant Accounting Policies (Continued)

Management believes that the allowance for credit losses is adequate as of December 31, 2024 and 2023. While management uses current information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area or other factors.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for credit losses. Such agencies may require the Company to effect certain changes that result in addition to the allowance based on their judgments about information available to them at the time of their examinations.

Significant group concentrations of credit risk

Most of the Company's activities are with customers located within Mercer County, New Jersey, and surrounding areas as well as the five boroughs of New York City and certain Philadelphia, Pennsylvania metropolitan areas. The Company does not have any portion of its business dependent on a single or limited number of customers or industries, the loss of which would have a material adverse effect on its business. No substantial portion of loans is concentrated within a single industry or group of related industries, except that a significant majority of commercial loans are secured by real estate. There are numerous risks associated with commercial and consumer lending that could impact the borrowers' ability to repay on a timely basis. They include but are not limited to: the owner's business expertise, changes in local, national, and in some cases international economies, competition, governmental regulation, and the general financial stability of the borrowing entity.

Transfers of financial assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. The outstanding balance of loan participations sold was $107.0 million and $116.2 million as of December 31, 2024 and 2023, respectively.

Mortgage Servicing Rights

The Company services mortgage loans for others. Mortgage servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. The servicing rights subsequently are carried at fair value. The fair value of servicing rights is determined based on the present value of expected future cash flows, which are derived from the servicing fees, expected prepayment speeds, ancillary income, and the expected costs to service the loans. Changes in the fair value of MSRs are recognized in earnings in the period in which they occur, reflecting the market conditions and the performance of the underlying loans.

Cash and due from banks

Cash and due from banks include cash on hand, on deposit at other financial institutions and the Federal Reserve Bank of Philadelphia.

Securities

The Company's investment portfolio includes both held-to-maturity and available-for-sale securities:

Held-to-Maturity - Investment securities that management has the positive intent and ability to hold until maturity are classified as held-to-maturity and carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts.

Note 1 – Summary of Significant Accounting Policies (Continued)

Available-for-Sale - Investment securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, and changes in the availability and the yield of alternative investments, are classified as available-for-sale. These assets are carried at their estimated fair value. Fair values are based on quoted prices for identical assets in active markets, quoted prices for similar assets in markets that are either actively or not actively traded, or in some cases where there is limited activity or less transparency around inputs, internally developed discounted cash flow models. Unrealized gains and losses are excluded from earnings and are reported net of tax in accumulated other comprehensive income (loss) on the consolidated statements of financial condition until realized, except as discussed below.

Premiums are amortized using the interest method to the earliest call date and discounts are accreted using the interest method over the estimated remaining term of the underlying security. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Company measures expected credit losses on available-for-sale securities based on the potential to incur credit impairment. For available-for-sale securities which the Company does not intend to sell, and it is not more likely than not that the Company will be required to sell before recovery of the Company's amortized cost, the Company evaluates criteria to determine any expected loss. The Company's available-for-sale securities consist of government-sponsored and U.S. government guaranteed securities and obligations of state and political subdivisions. In assessing the Company's investments in government-sponsored and U.S. government securities the contractual cash flows are guaranteed by the government to ensure that the securities will not be settled at a price less than the par value of the investment. Obligations of state and political subdivisions which are guaranteed by the municipality with an investment grade rating or purchase credit support from a highly rated insurance carrier. The Company does have the ability to hold available-for-sale securities until the contractual maturity date.

Loans Receivable

Loans receivable that management has the intent and ability to hold until maturity or payoff are reported at their outstanding unpaid principal balances, adjusted by unamortized premiums and unearned discounts, deferred fees and costs associated with origination and the allowance for credit losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield on the related loans. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the level-yield method.

The loan receivable portfolio is segmented into commercial real estate (includes multi-family), commercial and industrial, construction, residential first-lien mortgage and home equity/consumer loans.

For all segments of loans receivable, the accrual of interest is discontinued when the contractual payment of principal or interest is 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well-secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans, generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all segments of loans receivable is determined on contractual due dates for loan payments.

Note 1 – Summary of Significant Accounting Policies (Continued)

Allowance for credit losses – loans

The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized costs and off-balance sheet credit exposures. Results for reporting periods beginning January 1, 2023 are presented under ASC 326.

The credit loss estimation process involves procedures to appropriately consider the unique characteristics of loan portfolio segments, which consist of commercial real estate loans, construction loans, commercial and industrial loans, residential loans and consumer/HELOC loans. These segments are further disaggregated into loan classes, the level at which credit risk is monitored. For each of these segments, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical data. The quantitative component of the ACL on loans is model-based and utilizes a forward-looking macroeconomic forecast. The Company uses a discounted cash flow method, incorporating probability of default and loss given default forecasted based on statistically derived economic variable loss drivers, to estimate expected credit losses. This process includes estimates which involve modeling loss projections attributed to existing loan balances, and considering historical experience, current conditions, and future expectations for segments of loans over a reasonable and supportable forecast period. The historical information used is that experienced by the Company or by a selection of peer banks, when appropriate.

Commercial real estate - Loans in this segment include owner-occupied commercial real estate, non-owner occupied commercial real estate and multi-family dwellings within the Company's market area. The underlying cash flows generated by the properties or operations can be adversely impacted by a downturn in the economy due to increased vacancy rates or diminished cash flows, which in turn, would have an effect on the credit quality in this segment. Management obtains financial information annually and monitors the cash flow of these loans.

Construction – Loans in this segment include primarily construction of condominium projects or single-family homes and subdivisions. Exposure to loans in this segment can come from construction delays, slow unit sales and insufficient interest reserves. The Company often requires personal and corporate guarantees as additional security on the loan. Management relies on progress reports and third-party experts prior to the release of additional funds.

Commercial and industrial loans - Loans in this segment are primarily for commercial business assets and/or purposes, which usually carry a personal guarantee from the business owners. Repayment is expected from the cash flow of the business. A weakened economy, and resultant decrease in consumer spending, will have an effect on quality in this segment.

Residential real estate loans – This portfolio segment consists of first lien mortgages secured by one-to-four family residential properties. The overall health of the economy, including unemployment rates and housing pricing, will have an effect on the credit quality in this segment.

Consumer/HELOC loans – Loans in this segment are substantially all secured and repayment is dependent on the credit quality of the individual borrower and includes junior-lien mortgages.

There were no significant changes to the Company's ACL methodology for the year ended December 31, 2024.

<u>Credits with Similar Risk Characteristics.</u>

The Company is using DCF in estimating the component of the allowance for credit losses for loans that share similar risk characteristics (loan segments). The model calculates an expected loss percentage for each segment by considering the probability of default, using life-of-loan analysis periods for the segment, and the historical severity of loss, based on the aggregate net lifetime losses incurred per loan segment. The default and severity

Note 1 – Summary of Significant Accounting Policies (Continued)

factors used calculate the allowance for credit losses for each segment adjusted for differences between the historical loss and severity rates and expected conditions over the remaining lives of the loans in the portfolio related to: a) lending policy and procedures; b) economic conditions; c) volume of the loan portfolio; d) experience and depth of lending management; e) level of delinquencies; f) quality of our loan review system; g) the value of underlying collateral for collateralized loans and h) level of concentration of a particular segment.

Individually Evaluated Financial Assets.

For a loan that does not share risk characteristics with other loans, expected credit loss is measured based on net realizable value. We generally consider these to be nonperforming loans. For these loans, we recognize expected credit loss equal to the amount by which the net realizable value of the loan is less than the amortized cost basis of the loan, except when the loan is collateral dependent, that is, when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. In these cases, expected credit loss is measured as the difference between amortized cost basis and the loan and the fair value of the collateral less disposal costs, as applicable (such as sales costs, transfer taxes and unpaid real estate taxes).

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures, Including Unfunded Loan Commitments.

The Company maintains a separate allowance for credit losses from off-balance-sheet credit exposures, including unfunded loan commitments, which are included in other liabilities on the consolidated statements of condition. Management estimates the amount of expected losses by calculating a commitment usage factor over the contractual period of exposure that are not unconditionally cancellable by the Company by applying the loss factors used in the ACL methodology to the result of the usage calculation to estimate the liability for credit losses related to unfunded commitments for each loan type. The allowance for credit losses on off-balance sheet credit exposures is adjusted as credit loss expense.

Nonaccrual loans.

Nonaccrual loans are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification and continued repayment is reasonably assured.

Credit Quality

Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans classified special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans rated special mention are starting to show signs of potential weakness and are being closely monitored by management. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified loss are considered uncollectible and are charged-off to the allowance for loan losses. Loans not classified are rated pass.

Bank-owned life insurance

The Bank is the beneficiary of insurance policies on the lives of certain officers of the Bank. This life insurance investment is accounted for using the cash surrender value method and is recorded at its net realizable value. Increase in cash surrender values are recorded as tax exempted non-interest income.

Note 1 – Summary of Significant Accounting Policies (Continued)

Other real estate owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are then recorded at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and write-downs are included in non-interest expense.

Business Combinations, Goodwill and Other Intangible Assets, Net

The Company accounts for business combinations using the acquisition method of accounting. The accounts of an acquired entity are included as of the date of merger or acquisition, and any excess of purchase price over the fair value of the net assets acquired is capitalized as goodwill. Alternatively, a gain is recorded if the fair value of the net assets acquired exceeds the purchase price. The Company's intangible asset was derived from core deposits acquired that have a definitive life and are amortized over the estimated life. Both goodwill and the core deposit intangible asset are reviewed for impairment annually or when events and circumstances indicate that an impairment may have occurred. Accounting Standards Codification ("ASC") Topic 350-20 requires an at least annual review of the fair value of a Reporting Unit that has goodwill in order to determine if it is more likely than not (that is, a likelihood of more than 50%) that the fair value of a Reporting Unit is less than its carrying amount, including goodwill. A qualitative factor test can be performed to determine whether it is necessary to perform a quantitative goodwill impairment test. If this qualitative test determines it is not more likely than not (less than 50% probability) that the fair value of the Reporting Unit exceeds the Carrying Value, then the Company does not have to perform a quantitative test and goodwill can be considered not impaired The Company performed its annual review at May 31, 2024 and determined that it was more than 50% probable the fair value of the Reporting Unit exceeds the Carrying Value, therefore a quantitative test was not required as of May 31, 2024.

Employee Benefit Plans

The Company maintains a defined contribution Section 401(k) plan covering eligible employees. The Company may make discretionary matching contributions. The Company made matching contributions to employees of $270 thousand and $241 thousand, respectively, during the years ended December 31, 2024 and 2023.

The Company also maintains a defined benefit supplemental executive retirement plan for the benefit of the chief executive officer and chief operating officer.

Effective January 1, 2021 the Bank adopted an Employee Stock Ownership Plan ("ESOP") enabling eligible employees to have a stock ownership interest in the Company. The Company intends to fund the plan on an annual basis. The ESOP is administered by a third-party trust. The Bank contributed $331 thousand to the ESOP for each of the years ended December 31, 2024 and 2023. The funding of the ESOP is at the discretion of the board of directors.

Premises and equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the shorter of the lease term or estimated useful lives of the related assets.

Restricted Investment in Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank ("FHLB") system to hold restricted stock of its district FHLB according to a predetermined formula. Restricted stock in the amount of $1.9 million and $1.3 million is carried at cost at December 31, 2024 and 2023, respectively.

Note 1 – Summary of Significant Accounting Policies (Continued)

The Company also held $137 thousand of stock in Atlantic Community Bankers Bank ("ACBB") at December 31, 2024 and 2023.

Management's determination of whether these restricted investments are impaired is based on an assessment of the ultimate recoverability of their cost, rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as (1) the significance of the decline in net assets of the institution as compared to the capital stock amount for the institution and the length of time this situation has persisted, (2) commitments by the institution to make payments required by law or regulation and the level of such payments in relation to the operating performance of the institution and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the institution.

Management believes no impairment charge is necessary related to the FHLB restricted stock or the ACBB restricted stock as of December 31, 2024 or 2023.

Reclassifications of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of the prior year.

Income taxes

The Company accounts for income taxes in accordance with income tax accounting guidance contained in Financial Accounting Standards Board ("FASB") ASC Topic 740, *Income Taxes*. This includes guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company had no material unrecognized tax benefits or accrued interest and penalties as of and for the years ended December 31, 2024 and 2023. The Company's policy is to account for interest and penalties as a component of other non-interest expense. The Company is subject to income taxes in the U. S. and various state and local jurisdictions. As of December 31, 2024, tax years after 2021 are subject to federal and state examination. Tax regulations are subject to interpretation of the related tax laws and regulations and require significant judgment to apply.

Federal and state income taxes have been provided on the basis of reported income or loss. The amounts reflected on the tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted for as deferred taxes applicable to future periods.

Deferred income tax expense or benefit is determined by recognizing deferred tax liabilities and assets, respectively, for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed, and a valuation allowance provided for the full amount which is not more likely than not to be realized.

Stock compensation plans

The stock compensation accounting guidance set forth in FASB ASC Topic 718, *Compensation - Stock Compensation*, requires that compensation costs relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based

Note 1 – Summary of Significant Accounting Policies (Continued)

compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

The stock compensation accounting guidance requires that compensation costs for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options. An option is considered to be forfeited if the stock option was not exercised prior to vesting. At the date of grant, the Company estimates the forfeiture rate as part of its initial determination of the fair value of options granted and then adjusts forfeitures as they occur.

Earnings per share

Basic earnings per share amounts are calculated by dividing income available to common stockholders by the weighted average common shares outstanding during the period and exclude any dilutive effects of stock options and warrants. Diluted earnings per share amounts include the dilutive effects of stock options and warrants whose exercise price is less than the market price of the Company's shares. Diluted earnings per share amounts are calculated by dividing income available to common stockholders by the weighted average common shares outstanding during the period if options and warrants were exercised and converted into common stock, using the treasury stock method.

Leases

The Company determines whether an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets are included in other assets and operating lease liabilities are included in other liabilities in the consolidated statements of financial condition. The Company does not have any finance leases.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since our leases do not provide an implicit rate, we use our incremental borrowing rate, the Federal Home Loan Bank advance rate, based on the information available at the commencement date in determining the present value of lease payments. The operating lease ROU asset is net of lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. We have not elected the practical expedient to account for lease and non-lease components as one lease component.

Advertising costs

The Company charges the costs of advertising to expense as incurred.

Comprehensive income

Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated statements of financial condition, such items, along with net income, are components of comprehensive income. Accumulated other comprehensive income is comprised of net unrealized holding gains and losses, net of taxes, on available-for-sale securities. Realized gains or losses are reclassified out of accumulated other comprehensive income when the underlying security is sold, based upon the specific identification method.

Note 1 – Summary of Significant Accounting Policies (Continued)

Segment Reporting

The Company adopted ASU 2023-07 "*Segment Reporting (Topic 280) - Improvement to Reportable Segment Disclosures"* on January 1, 2024. The Company has determined that all of its banking divisions and subsidiaries meet the aggregation criteria of ASC 280, *Segment Reporting*, as its current operating model is structured whereby banking divisions and subsidiaries serve a similar customer base utilizing a company-wide offering of similar products and services managed through similar processes and platforms that are collectively reviewed by the Company's Chief Executive Officer, who has been identified as the chief operating decision maker ("CODM").

The CODM regularly assesses performance of the aggregated single operating and reporting segment and decides how to allocate resources based on net income calculated on the same basis as is net income reported in the Company's consolidated statements of income and other comprehensive income. The CODM is also regularly provided with expense information at a level consistent with that disclosed in the Company's consolidated statements of income and other comprehensive income.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures"*. The amendments in the ASU require improved annual income tax disclosures surrounding rate reconciliation, income taxes paid, and other disclosures. This update will be effective for financial statements issued for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

ASU 2023-06, "Disclosure improvements" amends disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification. The effective dates will depend, in part, on whether an entity is already subject to the SEC's current disclosure requirements. This ASU is not expected to have a material impact on the Company's consolidated financial statements.

Note 2 – Business Combinations

On August 23, 2024, the Company completed the acquisition of CFC, the holding company for Cornerstone Bank, a New Jersey chartered state bank headquartered in Mt. Laurel, New Jersey that primarily served the South Jersey market. On that date, the Company acquired 100% of the outstanding common stock of CFC in exchange for the Company's stock, CFC was merged into the Company, and Cornerstone Bank was merged with and into the Bank.

In accordance with the terms of the acquisition agreement, the Company issued its common stock at an exchange ratio of 0.24 shares of Company common stock per share of Cornerstone's common stock outstanding on the closing date, based on the $38.09 closing price of the Company's common stock on August 23, 2024.

The acquisition of Cornerstone Bank was accounted for as a business combination using the acquisition method of accounting, and accordingly, the assets acquired, the liabilities assumed, and consideration transferred were recorded at their estimated fair value as of the acquisition. The $5.5 million total in the table below was recorded as "Goodwill" on the Consolidated Statement of Financial Condition.

The following table summarizes the purchase price calculation and goodwill resulting from acquisition:

Note 2 – Business Combinations (continued)

(Dollars in thousands except per share data)		Fair Value
Purchase Price Consideration in Cash for Cornerstone Financial Corporation's Outstanding Shares		
Cornerstone Financial Corporation number of common shares outstanding		2,191,999
Exchange ratio		0.240
Princeton Bancorp, Inc shares issued		525,946
Value assigned to Cornerstone Financial Corporation common shares	$	38.09
Purchase price assigned to Cornerstone Financial Corporation common shares exchanged for Princeton Bancorp, Inc common stock	$	20,033
Assets Acquired:		
Cash and cash equivalents	$	7,866
Securities available-for-sale		13,972
Loans receivable, net of allowance		255,496
Core deposit intangible		2,812
Premises and equipment		3,507
Operating leases right-of-use		1,259
Deferred tax assets		7,427
Other assets		11,137
Fair value of assets acquired		303,476
Liabilities Assumed:		
Deposits		282,757
Operating lease liability		1,259
Other liabilities assumed		4,955
Fair value of liabilities assumed		288,971
Total identifiable net assets		14,505
Goodwill	$	5,528

The Company recorded merger-related expenses of $7.8 million, consisting of $3.2 million in severance payments, $1.5 million for termination of the corporate headquarters lease, $1.5 million related to termination of data processing contracts, $615 thousand for legal related expenses, $330 thousand for investment banker services, $416 thousand in other professional services provided and $305 thousand in other miscellaneous related expenses. In addition, the Company recorded a $3.2 million provision for credit loss for the purchased non-credit deteriorated loans and $154 thousand for purchase credit deteriorated loans in connection with the acquisition.

While the valuation of the acquired assets and liabilities is substantially complete, fair value estimates related to the assets and liabilities from Cornerstone Bank are subject to adjustment for up to one year after the closing date of the acquisition as additional information becomes available. Valuations subject to adjustment include, but are not limited to, investments, loans and deposits as management continues to review the estimated fair value and evaluate the assumed tax position. When the valuation is final, any changes to the preliminary valuation could result in adjustments of goodwill recorded.

The following is a description of the fair value methodologies used to estimate the fair values of major categories of assets acquired.

Note 2 – Business Combinations (continued)

Cash and due from banks: The estimated fair values of cash and due from banks approximated their stated value.

Investment securities: The acquired portfolio had a fair value of $13.9 million, primarily consisting of mortgage-backed securities and treasury securities.

Loans: The Company recorded $255.5 million of acquired loans that were initially at their fair values as of the date of the acquisition. Fair values for loans were based on a discounted cash flow methodology that considered credit loss and prepayment expectations, market interest rates and other market factors, such as liquidity, from the perspective of a market participant. Loan cash flows were generated on an individual loan basis. The probability of default ("PD"), loss given default ("LGD"), exposure of default and prepayment assumptions are the key factors driving credit losses that are embedded in the estimated cash flows. The Company determined that $16.7 million of the acquired loans were purchased credit deteriorated ("PCD") of which $13.8 million were performing and $2.8 million were non-performing at the time of the acquisition.

Allowance for credit losses: The acquisition resulted in the addition of $3.2 million in the allowance for credit losses on purchased non-credit deteriorated loans and a gross up of $154 thousand identified for PCD loans.

Other assets: The Company acquired $8.7 million of bank owned life insurance, $7.4 million of deferred tax assets, $3.5 million of premises and equipment, $2.8 million in core deposit intangible, and $1.3 million of operating lease right-of-use assets and recorded the assets at fair value.

Time deposits: Time deposits were valued at the account level based on their remaining maturity dates and comparing the contractual cost of the portfolio to similar instruments. The valuation adjustment of $252 thousand will be amortized to expense over a five-year period.

On May 19, 2023, the Company completed its acquisition of Noah Bank, a Pennsylvania chartered state bank headquartered in Elkins Park, Pennsylvania that primarily served the Philadelphia, North New Jersey and New York City markets. On that date the Company acquired 100% of the outstanding common stock of Noah Bank and Noah Bank was merged with and into the Bank.

In accordance with the terms of the acquisition agreement, the Company paid $6.00 per share of Noah's common stock outstanding on the closing date.

The acquisition of Noah Bank was accounted for as a business combination using the acquisition method of accounting, and accordingly, the assets acquired, the liabilities assumed, and consideration transferred were recorded at their estimated fair value as of the acquisition. The $9.7 million below was recorded as a "Bargain Purchase" in non-interest income on the Consolidated Statement of Income. This item was not taxable for the recording of income taxes on the Consolidated Statement of Income.

Note 2 – Business Combinations (continued)

The following table summarizes the purchase price calculation and bargain purchase gain resulting from acquisition:

	Fair Value
(Dollars in thousands except per share data)	
Purchase Price Consideration in Cash for Noah Bank's Outstanding Shares	
Noah Bank number of common shares outstanding	4,235,666
Purchase price per share assigned to cash consideration	$ 6.00
Cash consideration	$ 25,414
Assets Acquired:	
Cash and cash equivalents	$ 23,181
Securities available-for-sale	6,454
Loans receivable, net of allowance	185,891
Core deposit intangible	99
Premises and equipment	2,495
Operating leases right-of-use	10,523
Deferred tax assets	4,308
Other assets	6,500
Fair value of assets acquired	239,451
Liabilities Assumed:	
Deposits	191,700
Operating lease liability	10,523
Other liabilities assumed	2,118
Fair value of liabilities assumed	204,341
Total identifiable net assets	35,110
Bargain purchase gain	$ (9,696)

The Company recorded merger-related expenses of $5.6 million, consisting of $2.5 million for termination of a branch lease, $1.7 million related to termination of data processing contract, $287 thousand for legal related expenses, $243 thousand for investment banker services, $184 thousand in severance payments, $115 thousand in professional services provided and $619 thousand in other miscellaneous related expenses. In addition, the Company recorded a $1.7 million provision for the non-purchase credit deteriorated loans in connection with the acquisition.

The following is a description of the fair value methodologies used to estimate the fair values of major categories of assets acquired.

Cash and due from banks: The estimated fair values of cash and due from banks approximated their state value.

Investment securities: The acquired portfolio had a fair value of $6.5 million, primarily consisting of mortgage-backed securities and small business administration securities.

Loans: The Company recorded $185.9 million of acquired loans that were recorded at their estimated fair values as of the date of the acquisition. Fair values for loans were based on a discounted cash flow methodology that considered credit loss and prepayment expectations, market interest rates and other market factors, such as

Note 2 – Business Combinations (continued)

liquidity, from the perspective of a market participant. Loan cash flows were generated on an individual loan basis. The probability of default ("PD"), loss given default ("LGD"), exposure of default and prepayment assumptions are the key factors driving credit losses that are embedded in the estimated cash flows. The Company determined that $37.3 million of the acquired loans were purchased credit deteriorated ("PCD") of which $34.7 million were performing and $2.6 million were non-performing at the time of the acquisition.

Allowance for credit losses: The acquisition resulted in the addition of $2.3 million in the allowance for credit losses, including $601 thousand identified for purchase credit deteriorated loans.

Other assets: The Company acquired $2.5 million of premises and equipment and $10.5 million of operating lease right-of-use assets and recorded the assets at fair value.

Time deposits: Time deposits were valued at the account level based on their remaining maturity dates and comparing the contractual cost of the portfolio to similar instruments. The valuation adjustment of $407 thousand will be accreted to expense over a five-year period.

Note 3 – Earnings Per Share

The following schedule presents earnings per share data:

	Year ended December 31,			
	2024		**2023**	
Net income applicable to common stock	$	10,242	$	25,765
Weighted average number of common shares outstanding		6,530		6,281
Basic earnings per share	$	1.57	$	4.10
Net income applicable to common stock	$	10,242	$	25,765
Weighted average number of common shares outstanding		6,530		6,281
Dilutive effect on common shares outstanding		90		108
Weighted average number of diluted common shares outstanding		6,620		6,389
Diluted earnings per share	$	1.55	$	4.03

Options to purchase 249,656 shares of common stock at a weighted average exercise price of $23.76 were included in the computation of diluted earnings per share for the year ended December 31, 2024. There were no antidilutive shares to be excluded from the computation of diluted earnings per share at December 31, 2024.

Options to purchase 215,210 shares of common stock at a weighted average exercise price of $17.26 were included in the computation of diluted earnings per share for the year ended December 31, 2023. Options to purchase 95,750 shares of common stock at a weighted average exercise price of $32.45 were not included in the computation of diluted earnings per share because the exercise price equaled or exceeded the fair value of our common stock at December 31, 2023.

Note 4 – Investment Securities

The following tables summarize the amortized cost and estimated fair value of securities available-for-sale at December 31, 2024 and December 31, 2023 with gross unrealized gains and losses therein:

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale	(In thousands)			
Mortgage-backed securities - U.S. government sponsored enterprises (GSEs)	$ 197,792	$ 422	$ (7,669)	$ 190,545
U.S. government agency securities	11,260	17	(1,077)	10,200
Obligations of state and political subdivisions	43,895	1	(4,166)	39,730
Small business association (SBA) securities	1,856	5	(4)	1,857
U.S. treasury securities	4,855	1	(17)	4,839
Total	$ 259,658	$ 446	$ (12,933)	$ 247,171

	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale	(In thousands)			
Mortgage-backed securities - U.S. government sponsored enterprises (GSEs)	$ 48,399	$ 219	$ (5,984)	$ 42,634
U.S. government agency securities	6,260	-	(969)	5,291
Obligations of state and political subdivisions	44,059	12	(3,262)	40,809
Small business association (SBA) securities	2,617	2	(1)	2,618
Total	$ 101,335	$ 233	$ (10,216)	$ 91,352

The unrealized losses, categorized by the length of time in a continuous loss position, and the fair value of related securities available-for-sale as of December 31, 2024 and December 31, 2023 are as follows:

Note 4 – Investment Securities (Continued)

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2024			(In thousands)			
Mortgage-backed securities - U.S. government sponsored enterprises (GSEs)	$ 122,763	$ (1,157)	$ 29,229	$ (6,512)	$ 151,992	$ (7,669)
U.S. government agency securities	129	-	5,183	(1,077)	5,312	(1,077)
Obligations of state and political subdivisions	3,664	(39)	34,320	(4,127)	37,984	(4,166)
Small business association (SBA) securities	447	(1)	449	(3)	897	(4)
U.S. Treasuries	2,846	(17)	-	-	2,846	(17)
Total	$ 129,849	$ (1,214)	$ 69,182	$ (11,719)	$ 199,031	$ (12,933)

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2023			(In thousands)			
Mortgage-backed securities - U.S. government sponsored enterprises (GSEs)	$ 2,858	$ (14)	$ 31,398	$ (5,970)	$ 34,256	$ (5,984)
U.S. government agency securities	-	-	5,291	(969)	5,291	(969)
Obligations of state and political subdivisions	5,117	(102)	30,646	(3,160)	35,763	(3,262)
Small business association (SBA) securities	723	(1)	-	-	723	(1)
	$ 8,698	$ (117)	$ 67,335	$ (10,099)	$ 76,033	$ (10,216)

Accrued interest receivable for investment securities was $1.3 million and $523 thousand at December 31, 2024 and 2023, respectively. Debt securities are placed on nonaccrual status and accrued interest is reversed at the time any principal or interest payments become 90 days delinquent. There were no past due securities at December 31, 2024 or 2023.

The Company uses a defined methodology for allowance for credit losses on its investment securities available-for-sale. The Company did not record an allowance for credit losses associated with its investment portfolio during 2024.

The Company's securities primarily consist of the following types of instruments; U.S. guaranteed mortgage-backed securities, U.S guaranteed agency bonds, state and political subdivision issued bonds, mortgage related securities guaranteed by the SBA and U.S. treasury notes. We believe it is reasonable to expect that the securities with a credit guarantee of the U.S. government will have a zero-credit loss. Therefore, no reserve was recorded for U.S. guaranteed securities or bonds at December 31, 2024. The state and political subdivision securities carry a minimum investment rating of A by either Moody's or Standard and Poor. Some of the smaller municipalities also have insurance to cover the Company in the event of default. Therefore, the Company did not project a credit loss and no reserve was recorded as of December 31, 2024.

At December 31, 2024, the Company's available-for-sale securities portfolio consisted of approximately 274 securities, of which 167 available-for-sale securities were in an unrealized loss position for more than twelve months and 58 available-for-sale securities were in a loss position for less than twelve months. The available-for-sale securities in a loss position for more than twelve months consisted of 106 municipal securities aggregating $34.3 million with a loss of $4.1 million, 53 mortgage-backed securities-GSE aggregating $29.2 million with a loss of $6.5 million, 4 agency securities aggregating $5.2 million with a loss of $1.1 million and 4 SBA securities aggregating $449 thousand with a loss of $2 thousand. The Company does not intend to sell these securities, and it is not more likely than not that we will be required to sell these securities before recovery of their amortized cost basis. Unrealized losses primarily relate to interest rate fluctuations and not credit concerns.

There are no securities pledged as of December 31, 2024, and December 31, 2023.

Note 4 – Investment Securities (Continued)

The amortized cost and estimated fair value of securities available-for-sale at December 31, 2024 by contractual maturity are shown below. Expected maturities will differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	Amortized Cost	Fair Value
	(In thousands)	
Due in one year or less	$ 3,401	$ 3,402
Due after one year through five years	10,360	10,174
Due after five years through ten years	39,591	36,059
Due after ten years	8,514	6,991
Mortgage-backed securities (GSEs)	197,792	190,545
	$ 259,658	$ 247,171

There were no sales of available-for-sale securities for the twelve months ended December 31, 2024. Proceeds from the calls and maturities of securities available-for-sale amounted to $1.3 million for the twelve months ended December 31, 2024, which included a loss of $7 thousand There were no sales of available-for-sale securities for the twelve months ended December 31, 2023. Proceeds from the calls and maturities of securities available-for-sale amounted to $1.6 million for the twelve months ended December 31, 2023, which included approximately $39 thousand in gross realized gains.

There were no securities pledged as collateral for NJ Governmental Unit Deposit Protection Act ("GUDPA") deposits at December 31, 2024 or 2023.

Note 5 – Loans Receivable

Loans receivable, net at December 31, 2024 and December 31, 2023 were comprised of the following:

	December 31, 2024	December 31, 2023
	(In thousands)	
Commercial real estate	$ 1,385,085	$ 1,142,864
Commercial and industrial	92,857	50,961
Construction	257,169	310,187
Residential first-lien mortgage	68,030	38,040
Home equity/consumer	18,133	8,081
Total loans	1,821,274	1,550,133
Deferred fees and costs	(2,399)	(1,798)
Loans, net	$ 1,818,875	$ 1,548,335

Except as discussed in Note 2 regarding the Cornerstone Bank and Noah Bank acquisitions, the Company did not purchase any loans during the twelve months ended December 31, 2024 and 2023, respectively.

Note 5 – Loans Receivable (Continued)

The following table presents the purchase of purchase credit deteriorated loans acquired on August 23, 2024.

	PCD Accruing August 23, 2024	PCD Non-Accruing August 23, 2024	Total PCD Loans August 23, 2024
	(In thousands)		
Purchase price PCD Loans	$ 13,639	$ 607	$ 14,246
Allowance for credit losses at acquisition	(154)	-	(154)
Non-Credit discount (premium) at acquisition	342	2,222	2,564
Par value of acquired PCD Loans	$ 13,827	$ 2,829	$ 16,656

The following table presents the purchase of purchase credit deteriorated loans acquired on May 19, 2023.

	PCD Accruing May 19, 2023	PCD Non-Accruing May 19, 2023	Total PCD Loans May 19, 2023
	(In thousands)		
Purchase price PCD Loans	$ 34,574	$ 2,155	$ 36,729
Allowance for credit losses at acquisition	(550)	(51)	(601)
Non-Credit discount (premium) at acquisition	665	537	1,202
Par value of acquired PCD Loans	$ 34,689	$ 2,641	$ 37,330

The following table presents nonaccrual loans by segment of the loan portfolio as of December 31, 2024 and December 31, 2023:

	December 31, 2024		December 31, 2023	
	With a Related Allowance	Without a Related Allowance	With a Related Allowance	Without a Related Allowance
	(In thousands)			
Commercial real estate	$ 18,502	$ 6,939	$ -	$ 4,485
Commercial and industrial	109	$ 1,178	-	2,116
Construction	-	-	-	-
Residential first-lien mortgage	-	94	-	107
Home equity/consumer	-	19	-	-
Total nonaccrual loans	$ 18,611	$ 8,230	$ -	$ 6,708

The calculation of the allowance for credit losses does not include any accrued interest receivable. The Company's policy is to write off any interest not collected after 90 days. During the year ended December 31, 2024, the Company wrote off $563 thousand in accrued interest receivable for loans, compared to $380 thousand for the year ended December 31, 2023. Accrued interest receivable related to loans, was $6.5 million and $5.5 million, at December 31, 2024 and 2023, respectively. The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loan receivables by the length of time a recorded payment is past due.

The following table presents the segments of the loan portfolio, summarized by the past due status as of December 31, 2024:

Note 5 – Loans Receivable (Continued)

	30-59 Days Past Due	60-89 Days Past Due	>90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable >90 Days and Accruing
				(In thousands)			
Commercial real estate	$ -	$ -	$ 25,441	$ 25,441	$ 1,359,644	$ 1,385,085	$ -
Commercial and industrial	36	-	421	457	92,400	92,857	32
Construction	-	-	-	-	257,169	257,169	-
Residential first-lien mortgage	700	94	-	794	67,236	68,030	-
Home equity/consumer	-	-	-	-	18,133	18,133	-
Total	$ 736	$ 94	$ 25,862	$ 26,692	$ 1,794,582	$ 1,821,274	$ 32

The following table presents the segments of the loan portfolio summarized by the past due status as of December 31, 2023:

	30-59 Days Past Due	60-89 Days Past Due	>90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable >90 Days and Accruing
				(In thousands)			
Commercial real estate	$ 159	$ -	$ 4,485	$ 4,644	$ 1,138,220	$ 1,142,864	$ -
Commercial and industrial	303	-	2,116	2,419	48,542	50,961	-
Construction	-	-	-	-	310,187	310,187	-
Residential first-lien mortgage	-	-	107	107	37,933	38,040	-
Home equity/consumer	29	-	-	29	8,052	8,081	-
Total	$ 491	$ -	$ 6,708	$ 7,199	$ 1,542,934	$ 1,550,133	$ -

The Company categorizes all loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation and current economic trends, among other factors. The Company evaluates risk ratings on an ongoing basis and assigns one of the following ratings: pass, special mention, substandard and doubtful. The Company engages a third party to review its assessment on a semiannual basis. The Company classifies residential and consumer loans as either performing or nonperforming based on payment status.

The following table summarizes total loans by year of origination, internally assigned credit grades and risk characteristics as of December 31, 2024.

Note 5 – Loans Receivable (Continued)

	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
				(Dollars in thousands)				
Commercial real estate								
Pass	$ 143,453	$ 168,828	$ 309,379	$ 136,509	$ 58,755	$ 537,532	$ 2,600	$ 1,357,056
Special mention	-	-	-	-	-	2,588	-	2,588
Substandard	-	-	-	-	6,938	18,503	-	25,441
Total commercial real estate	143,453	168,828	309,379	136,509	65,693	558,623	2,600	1,385,085
Current period gross charge-offs						236		236
Commercial and industrial								
Pass	-	3,022	10,876	11,183	-	16,440	48,143	89,664
Special mention	-	-	-	-	-	1,906	-	1,906
Substandard	-	-	-	-	-	1,287	-	1,287
Total commercial and industrial	-	3,022	10,876	11,183	-	19,633	48,143	92,857
Current period gross charge-offs						516		516
Construction								
Pass	17,765	22,109	46,558	92,841	16,431	242	61,223	257,169
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Total construction	17,765	22,109	46,558	92,841	16,431	242	61,223	257,169
Current period gross charge-offs						-		-
Residential first-lien mortgage								
Performing	596	1,895	6,789	6,134	2,860	49,662	-	67,936
Nonperforming	-	-	-	-	-	94	-	94
Total residential first-lien mortgage	596	1,895	6,789	6,134	2,860	49,756	-	68,030
Home equity/consumer								
Performing	1,234	967	556	-	-	-	15,357	18,114
Nonperforming	-	-	19	-	-	-	-	19
Total home equity/consumer	1,234	967	575	-	-	-	15,357	18,133
Total								
Pass	163,048	196,821	374,158	246,667	78,046	603,876	127,323	1,789,938
Special mention	-	-	-	-	-	4,494	-	4,494
Substandard	-	-	19	-	6,938	19,884	-	26,842
Total loans	$ 163,048	$ 196,821	$ 374,177	$ 246,667	$ 84,984	$ 628,254	$ 127,323	$ 1,821,274

Note 5 – Loans Receivable (continued)

The following table summarizes total loans by year of origination, internally assigned credit grades and risk characteristics as of December 31, 2023.

	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
				(Dollars in thousands)				
Commercial real estate								
Pass	$ 132,834	$ 233,436	$ 116,836	$ 53,574	$ 175,991	$ 417,417	$ 5,551	$ 1,135,639
Special mention	-	-	-	-	-	2,740	-	2,740
Substandard	-	-	-	-	-	4,485	-	4,485
Total commercial real estate	132,834	233,436	116,836	53,574	175,991	424,642	5,551	1,142,864
Current period gross charge-offs						*1,718*		*1,718*
Commercial and industrial								
Pass	2,098	2,304	11,925	1,962	1,133	13,954	15,045	48,421
Special mention	-	-	-	-	-	500	-	500
Substandard	-	-	-	-	-	2,040	-	2,040
Total commercial and industrial	2,098	2,304	11,925	1,962	1,133	16,494	15,045	50,961
Current period gross charge-offs						*55*		*55*
Construction								
Pass	5,832	18,379	91,774	19,216	-	8,484	166,502	310,187
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Total construction	5,832	18,379	91,774	19,216	-	8,484	166,502	310,187
Current period gross charge-offs						*148*		*148*
Residential first-lien mortgage								
Performing	-	979	4,792	2,839	1,545	27,778	-	37,933
Nonperforming	-	-	-	-	-	107	-	107
Total residential first-lien mortgage	-	979	4,792	2,839	1,545	27,885	-	38,040
Current period gross charge-offs						*2*		*2*
Home equity/consumer								
Performing	1,153	1,016	1,172	-	-	1,606	3,134	8,081
Nonperforming	-	-	-	-	-	-	-	-
Total home equity/consumer	1,153	1,016	1,172	-	-	1,606	3,134	8,081
Total								
Pass/performing	141,917	256,114	226,499	77,591	178,669	469,239	190,232	1,540,261
Special mention	-	-	-	-	-	3,240	-	3,240
Substandard /nonperforming	-	-	-	-	-	6,632	-	6,632
Total loans	$ 141,917	$ 256,114	$ 226,499	$ 77,591	$ 178,669	$ 479,111	$ 190,232	$ 1,550,133

The following table presents the allowance for credit losses on loans receivable at and for the year ended December 31, 2024:

	Commercial real estate	Commercial and industrial	Construction	Residential first-lien mortgage	Home equity/ consumer	Total
			(In thousands)			
Allowance for credit losses:						
Beginning balance	$ 16,047	$ 488	$ 1,145	$ 725	$ 87	$ 18,492
Purchased non-credit deteriorated loans[1]	2,106	15	546	271	214	3,152
Purchased credit deteriorated loans	110	4	11	13	16	154
Provision (reversal)[1]	2,709	903	(1,128)	(116)	(156)	2,212
Charge-offs	(236)	(516)	-	-	-	(752)
Recoveries	85	279	35	-	-	399
Total	$ 20,821	$ 1,173	$ 609	$ 893	$ 161	$ 23,657

[1] The provision for credit losses on the Consolidated Statement of Income is $5.1 million comprising of an increase of $3.2 million related to purchased non-credit deteriorated loans acquired, $2.1 million increase to the allowance for loan loss and a $227 thousand reduction to the reserve for unfunded liabilities.

Note 5 – Loans Receivable (continued)

The following table presents the allowance for loan losses on loans receivables at and for the year ended December 31, 2023:

	Commercial real estate		Commercial and industrial		Construction		Residential first-lien mortgage		Home equity/ consumer		Unallocated		Total	
							(In thousands)							
Allowance for credit losses:														
Beginning balance	$	8,654	$	271	$	6,289	$	236	$	45	$	966	$	16,461
CECL adoption		1,384		(73)		(1,269)		428		195		(966)		(301)
Provision for acquired loans		1,586		105		-		16		-		-		1,707
Purchased credit deteriorated loans		499		102		-		-		-				601
Provision[1]		5,583		81		(3,727)		47		(153)		-		1,831
Charge-offs		(1,718)		(55)		(148)		(2)		-		-		(1,923)
Recoveries		59		57		-		-		-		-		116
Total	$	16,047	$	488	$	1,145	$	725	$	87	$	-	$	18,492

[1] The credit provision for credit losses on the Consolidated Statement of Income is a $3.1 million comprising $1.7 million related to non-PCD loans acquired, a $1.8 million record provission related to the Bank's outstanding loan balance and net-chargeoffs, partially reduced by $430,000 related to the reserve for unfunded liabilities.

The following table presents the components of the allowance for credit losses:

	December 31, 2024		December 31, 2023	
	(In thousands)			
Allowance for credit losses - loans	$	(23,657)	$	(18,492)
Allowance for credit losses - off balance sheet		(361)		(589)
	$	(24,018)	$	(19,081)

As of December 31, 2024, the Company had nine loans totaling $26.8 million that were individually analyzed for potential credit loss. Eight of the loans aggregating $26.5 million have real estate as credit support and one loan for $306 thousand used future cash flows to determine if a write down was needed.

Occasionally, the Company will modify the contractual terms of loans to a borrower experiencing financial difficulties as a way to mitigate loss, proactively work with borrowers in financial difficulty, or to comply with regulations regarding the treatment of certain bankruptcy filing and discharge situations. Typically, such concessions may consist of a reduction in interest rate to a below market rate, taking into account the credit quality of the note, extension of additional credit based on receipt of adequate collateral, or a deferment or reduction of payments (principal or interest) which materially alters the Company's position or significantly extends the note's maturity date, such that the present value of cash flows to be received is materially less than those contractually established at the loan's origination. When principal forgiveness is provided, the amount forgiven is charged off against the allowance for credit losses on loans. There were no modifications to borrowers with financial difficulties and no loans that defaulted for years ended December 31, 2024 or December 31, 2023.

Loans to Related Parties. Included in total loans are loans due from directors and other related parties of $4.3 million and $4.6 million at December 31, 2024 and 2023, respectively. All loans made to directors have substantially the same terms and interest rates as other bank borrowers at their origination date. The Board of Directors confirms that collateral requirements, terms and rates are comparable to other borrowers and are in compliance with underwriting policies prior to approving loans to individual directors. The following presents the activity in amount due from directors and other related parties for the years ended December 31, 2024 and 2023.

Note 5 – Loans Receivable (continued)

	2024	2023
	(In thousands)	
Outstanding related party loans at January 1	$ 4,601	$ 4,861
New loans	-	-
Repayments	(274)	(260)
Outstanding related party loans at December 31	$ 4,327	$ 4,601

Note 6 – Premises and Equipment

The components of premises and equipment at December 31 for each year presented were as follows:

	Estimated useful lives	2024	2023
		(In thousands)	
Land	N/A	$ 2,703	$ 1,468
Buildings	40 Years	6,604	4,161
Leashold improvements	Lesser of lease term or useful life	11,842	11,338
Furniture, fixtures and equipment	3-8 Years	5,219	4,270
Construction in progress		24	150
Total before accumulated depreciation and amortization		26,392	21,387
Accumulated depreciation and amortization		(8,588)	(6,934)
Total		$ 17,804	$ 14,453

Note 7 – Deposits

The components of deposits were as follows:

	December 31, 2024		December 31, 2023	
	(Dollars in thousands)			
Demand, non-interest-bearing checking	$ 300,972	14.81%	$ 249,282	15.24%
Demand, interest-bearing checking	300,559	14.79%	247,939	15.16%
Savings	170,880	8.41%	146,484	8.96%
Money market	490,543	24.13%	354,005	21.64%
Time deposits, $250,000 and over	284,272	13.99%	173,614	10.61%
Time deposits, other	485,399	23.88%	464,417	28.39%
	$ 2,032,625	100.00%	$ 1,635,741	100.00%

Money market accounts totaling $17.1 million and $19.0 million at December 31, 2024 and 2023, respectively, were originated through a reciprocal deposit relationship.

At December 31, 2024, the scheduled maturities of certificates of deposit were as follows:

Note 7 – Deposits (Continued)

Years Ended December 31	Amount (in thousands)
2025	$ 727,544
2026	33,922
2027	4,581
2028	1,112
2029 and thereafter	2,512
Total	$ 769,671

Approximately $44.6 million and $87.2 million at December 31, 2024 and 2023, respectively, were originated through brokers.

Related party deposits were approximately 28.1 million and $15.8 million at December 31, 2024 and 2023, respectively.

Deposit overdrafts reclassified as loan balances were $175 thousand and $80 thousand at December 31, 2024 and 2023, respectively.

Note 8 – Borrowings

The Company periodically enters into FHLB-NY overnight and short-term advances. The Company utilizes federal funds purchased to meet short-term liquidity needs. The FHLB-NY has non-specific blanket collateral on the Bank's loan portfolio as of December 31, 2024 and 2023.

At December 31, 2024, the Company had a maximum borrowing capacity with the FHLB-NY, subject to certain collateral restrictions, of $614.8 million, with $554.8 million available. The Bank is also a shareholder in Atlantic Community Bancshares, Inc., the holding company of ACBB. As of December 31, 2024, the Company had available borrowing capacity with ACBB of $10.0 million to provide short-term liquidity generally for a period of not more than fourteen days.

The Company had no outstanding borrowings at December 31, 2024 or December 31, 2023.

Note 9 – Commitments and Contingencies

Commitments to extend credit

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. The contract, or notional, amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may

Note 9 – Commitments and Contingencies (Continued)

require payment of a fee by the counterparty. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but primarily includes residential and income-producing real estate.

Standby letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Company requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral should be sufficient to cover the maximum potential amount under the corresponding guarantees.

The Company had the following off-balance sheet financial instruments whose contract amounts represent credit risk at December 31:

	2024	2023
	(In thousands)	
Performance and standby letters of credit	$ 700	$ 1,010
Undisbursed construction loans-in-process	61,223	89,258
Commitments to fund loans	51,883	38,863
Unfunded commitments under lines of credit	18,801	4,697
Total	$ 132,607	$ 133,828

The Company is a limited partner in a Small Business Investment Company ("SBIC") and committed to contribute capital of $5.0 million to the partnership. At December 31, 2024, the SBIC had a book value of $3.3 million. The unfunded commitment to the partnership was $1.7 million at December 31, 2024.

The Company invested in a CRA eligible investment that acquires SBA loans within qualifying census tracts in which the Company operates. The Company decides which loans are included in its investment. The Company has an outstanding commitment to fund up to $6.9 million and currently has $6.9 million funded. There is currently no unfunded commitment at December 31, 2024.

Litigation

From time to time the Company is a defendant in various legal proceedings arising in the ordinary course of our business. However, in the opinion of management of the Company, there are no proceedings pending to which the Company is a party or to which its property is subject, which, if determined adversely to the Company, would be material in relation to the Company's profits or financial condition, nor are there any proceedings pending other than ordinary routine litigation incident to the business of the Company. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Company by government authorities or others.

Note 10 – Income Taxes

Income tax expense for the years ended December 31 is as follows:

	2024	2023
	(In thousands)	
Current tax expense:		
Federal	$ 2,688	$ 2,943
State	693	1,427
Total current	3,381	4,370
Deferred income tax benefit:		
Federal	(540)	341
State	(267)	(141)
Total deferred	(807)	200
	$ 2,574	$ 4,570

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows as of December 31:

	2024	2023
	(In thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 6,724	$ 5,252
Net operating loss carry-forward	5,651	2,406
Other	1,279	1,383
Core deposit intangible	466	460
Acquisition accounting adjustments	5,728	1,966
Lease liability	6,520	6,895
SERP liabiltiy	418	307
Unrealized loss on securities	3,546	3,007
Total deferred tax assets	30,332	21,676
Deferred tax liabilities:		
Depreciation	(682)	(1,455)
Deferred loan costs	(975)	(853)
ROU	(6,225)	(6,645)
Goodwill amortization	(937)	(768)
Other	(1,237)	(443)
Total deferred tax liabilities	(10,056)	(10,164)
Net deferred tax asset	$ 20,276	$ 11,512

Total income taxes differed from the amount computed by applying the statutory federal income tax rate to pre-tax income as follows:

Note 10 – Income Taxes (Continued)

| | 2024 | | | 2023 | |
	Amount	Rate		Amount	Rate
			(Dollars in thousands)		
Federal income tax expense at statutory rate	$ 2,691	21.0%		$ 6,370	21.0%
Increase (reduction) in taxes resulting from:					
State income taxes, net of federal benefit	337	2.6%		1,016	3.4%
Tax-exempt income, net	(402)	-3.1%		(413)	-1.4%
Income from bank-owned life insurance	(351)	-2.7%		(272)	-0.9%
Non-deductible expenses	236	1.7%		107	0.4%
Bargain purchase gain	-	0.0%		(2,036)	-6.7%
Other	63	0.6%		(202)	-0.7%
Total income taxes applicable to pre-tax income	$ 2,574	20.1%		$ 4,570	15.1%

The Company had available federal net operating loss carry-forwards of approximately $14.2 million and $3.8 million at December 31, 2024 and 2023, respectively, which begin to expire in 2028. The federal net operating loss carry-forwards are amounts that were generated by MoreBank, which the Bank acquired on September 30, 2010 and Noah Bank, which the Company acquired on May 19, 2023, and Cornerstone Financial, which the Bank acquired on August 23, 2024. These net operating losses are subject to an annual Internal Revenue Code Section 382 limitation of approximately $222 thousand for MoreBank net operating losses and $773 thousand for Noah Bank net operating losses, and $685 thousand for Cornerstone Financial net operating losses.

The Company had available New Jersey net operating loss carry-forwards of approximately $18.6 million, New York state net operating loss carry-forwards of $13.8 million and New York City net operating loss carry-forwards of $6.2 million at December 31, 2024, which expire between 2035 and 2043. The state and city net operating loss carry-forwards are amount that were generated by Noah Bank, which the Bank acquired on May 19, 2023 and Cornerstone Financial acquired on August 23, 2024.

Based on projections of future taxable income over periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The Company follows applicable accounting guidance which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return. This also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure of income taxes. The Company did not recognize or accrue any interest or penalties related to income taxes during the years ended December 31, 2024, or 2023. The Company does not have an accrual for uncertain tax positions as of December 31, 2024, or 2023, as deductions taken or benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2021 and thereafter are subject to examination by tax authorities.

Note 11 – Revenue Recognition

The Company accounts for its applicable revenue in accordance with ASC Topic 606 - *Revenue from Contracts with Customers.* The core principle of Topic 606 is that an entity recognize at an amount that reflect the consideration to which the entity expects to be entitled in exchange for transferring goods or service to a customer. Topic 606 requires entities to exercise judgement when considering the terms of a contract. Topic 606 applies to all contracts with customers to provide goods or services in the ordinary course of business, except for contracts that are specifically excluded from its scope.

Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. In addition, certain non-interest income streams such as fees associated with mortgage servicing rights, financial guarantees, derivatives, and certain credit card fees are also not in scope of the guidance. Topic 606 is applicable to non-interest revenue streams such as deposit related fees and interchange fees. However, the recognition

Note 11 – Revenue Recognition (Continued)

of these revenue streams did not change significantly upon adoption of Topic 606. The majority of the Company's revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as loans, investment securities, and revenue related to mortgage servicing activities, as these activities are subject to other GAAP. Non-interest revenue streams in-scope of Topic 606 are discussed below.

Service charges on deposit accounts consist of account analysis fees (i.e., net fees earned on analyzed business and public checking accounts), monthly service fees, check orders, and other deposit account related fees. The Company's performance obligation for account analysis fees and monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Check orders and other deposit account related fees are largely transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts.

Fees, exchange, and other service charges are primarily comprised of debit and credit card income, ATM fees, merchant services income, and other service charges. Debit and credit card income is primarily comprised of net interchange fees earned whenever the Banks's debit and credit cards are processed through card payment networks such as Visa. ATM fees are primarily generated when a cardholder uses a non-Bank ATM or a non-Bank cardholder uses a Bank ATM. Merchant services income mainly represents fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. Other service charges include revenue from processing wire transfers, bill pay service, cashier's checks, and other services. The Bank's performance obligation for fees, exchange, and other service charges are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month.

Note 12 – Leases

The Company records a right of use asset ("ROU") and a lease liability for all leases with terms longer than 12 months. The Company has elected the short-term lease recognition exemption such that the Company will not recognize ROU or lease liabilities for leases with a term less than 12 months from the commencement date. The Company is obligated under 30 operating leases agreements for 28 branches and its corporate offices with terms extending through 2042. The Company's lease agreements include options to renew at the Company's discretion. The extensions are reasonably certain to be exercised, therefore they were considered in the calculations of the ROU asset and lease liability.

The following table represents the classification of the Company's right of use and lease liabilities (Dollars in thousands):

	Statement of Financial Condition Location	December 31, 2024	December 31, 2023
		(In thousands)	
Operating Lease Right of Use Asset:			
Gross carrying amount beginning of year		$ 23,398	$ 16,026
Increased asset from new leases		3,066	9,799
Accumulated amortization		(4,561)	(2,427)
Net book value end of year	Operating lease right-of-use asset	$ 21,903	$ 23,398
Operating Lease Liability:			
Lease liability	Operating lease liability	$ 22,941	$ 24,280

For the year ended December 31, 2024, the weighted-average remaining lease terms for operating leases was 11.02 years and the weighted-average discount rate used in the measurement of operating lease liabilities was 3.53 %. The

Note 12 – Leases (Continued)

Company used current FHLB fixed rate advances at the time the lease was placed in service for the term most closely aligning with remaining lease term to determine the discount rate.

The following table presents total lease cost and cash paid for each year:

| | Twelve Months Ended December 31, | | | |
| | 2024 | | 2023 | |
	(In thousands)			
Lease cost:				
Operating lease	$	4,094	$	3,772
Short-term lease cost		124		105
Total lease cost	$	4,218	$	3,877
Other information:				
Cash paid for amounts included in the measurement of lease liabilities	$	3,572	$	3,074

Future minimum payments under operating leases with terms longer than 12 months are as follows at December 31, 2024:

| | Amount | |
Twelve months ended December 31,	(In thousands)	
2025	$	3,722
2026		3,498
2027		3,208
2028		3,093
2029		2,467
Thereafter		14,541
Total future operating lease payment		30,529
Amounts representing interest		(7,588)
Present value of net future lease payments	$	22,941

The Company has an operating lease agreement with a member of the Company's board of directors for a building containing the Company's corporate headquarters and branch, which is included in the above lease schedule. At the lease initiation date, the lease terms were comparable to similarly outfitted office space in the Company's market. Base rental payments of $275 thousand and $315 thousand were made to this related party in each of the years ended December 31, 2024 and 2023, respectively. Certain operating expenses, including real estate taxes, insurance, utilities, maintenance and repairs, related to this property are paid directly to the various service providers.

Note 13 – Directors Fee Plan

The Company adopted a Non-Employee Director Deferred Compensation Plan in April 2022, which allows directors to defer a portion of their compensation ranging from 0% to 100% for a period of two to five years, if elected. During 2024 certain directors elected to defer a total of approximately $200 thousand for which they receive phantom stock. Once they retire, the phantom stock can be taken either as stock or cash.

Note 14 – Goodwill and Core Deposit Intangible

Goodwill and core deposit intangibles result from the Company's prior acquisitions. The changes in the carrying amount of goodwill and core deposit intangible assets are summarized as follows:

	Goodwill		Core Deposit Intangible
	(In thousands)		
Balance at December 31, 2023	$ 8,853	$	1,422
Acquisition of Cornerstone Bank	$ 5,528	$	2,812
Amortization expense	-		(602)
Balance at December 31, 2024	$ 14,381	$	3,632

	Goodwill		Core Deposit Intangible
	(In thousands)		
Balance at December 31, 2022	$ 8,853	$	1,825
Acquisition of Noah Bank	-		99
Amortization expense	-		(502)
Balance at December 31, 2023	$ 8,853	$	1,422

The core deposit intangible assets are being amortized over 10 years, using the sum of the year's digits. As of December 31, 2024, the future fiscal periods amortization for the core deposit intangible is as follows:

	Amount
	(In thousands)
2025	847
2026	717
2027	587
2028	457
2029	327
Thereafter	697
Total	$ 3,632

Note 15 – Fair Value Measurements and Disclosure

The Company follows the guidance on fair value measurements codified as FASB ASC Topic 820, Fair Value Measurement ("Topic 820"). Fair value measurements are not adjusted for transaction costs. Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

Note 15 – Fair Value Measurements and Disclosure (Continued)

Management uses its best judgment in estimating the fair value of the Company's financial instruments, however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in sales transactions on the dates indicated. The estimated fair value amounts have been measured as of their respective period-end and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.

The fair value measurement hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2024 were as follows:

Description	(Level 1) Quoted Price in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs	Total Fair Value December 31, 2024
	(In thousands)			
Mortgage-backed securities -U.S. government sponsored enterprise (GSEs)	$ -	$ 190,545	$ -	$ 190,545
U.S. government agency securities	-	10,200	-	10,200
Obligations of state and political subdivisions	-	39,730	-	39,730
Small Business Association (SBA) securities	-	1,857	-	1,857
U.S. treasury securities	4,839	-	-	4,839
Mortgage servicings rights	-	1,060		1,060
Financial assets at fair value	$ 4,839	$ 243,392	$ -	$ 248,231

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2023 were as follows:

Note 15 – Fair Value Measurements and Disclosure (Continued)

Description	(Level 1) Quoted Price in Active Markets for Identical Assets		(Level 2) Significant Other Observable Inputs		(Level 3) Significant Unobservable Inputs		Total Fair Value December 31, 2023	
			(In thousands)					
Mortgage-backed securities -U.S. government sponsored enterprise (GSEs)	$	-	$	42,634	$	-	$	42,634
U.S. government agency securities				5,291		-		5,291
Obligations of state and political subdivisions		-		40,809		-		40,809
Small Business Association (SBA) securities		-		2,618		-		2,618
Mortgage servicings rights		-		1,562				1,562
Financial assets at fair value	$	-	$	92,914	$	-	$	92,914

For assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2024, were as follows:

Description	(Level 1) Quoted Price in Active Markets for Identical Assets		(Level 2) Significant Other Observable Inputs		(Level 3) Significant Unobservable Inputs		Total Fair Value December 31, 2024	
			(In thousands)					
Collateral dependent loan	$	-	$	-	$	16,223	$	16,223
Other real estate owned[1]						295		295
	$	-	$	-	$	16,518	$	16,518

[1] The Bank charged off approximately $197,000 during the year ended December 31, 2024, prior to the property being transferred to other real estate owned.

For assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2023, were as follows:

Description	(Level 1) Quoted Price in Active Markets for Identical Assets		(Level 2) Significant Other Observable Inputs		(Level 3) Significant Unobservable Inputs		Total Fair Value December 31, 2023	
			(In thousands)					
Collateral dependent loan	$	-	$	-	$	4,485	$	4,485
	$	-	$	-	$	4,485	$	4,485

The following table presents quantitative information with regards to Level 3 fair value measurements at December 31, 2024.

Note 15 – Fair Value Measurements and Disclosure (Continued)

Description	December 31, 2024		Valuation Technique	Unobservable Input	Range (Weighted Average)
			(Dollars in thousands)		
Collateral dependent loan	$	16,223	Collateral[1]	Discount adjustment	12.0% 12.0%
Other real estate owned[2]	$	295	Collateral[1]	Discount adjustment	0.0% 0.0%

[1] Fair value is generally determined through independent appraisal of the underlying collateral, primarily using comparable sales.

[2] The other real estate owned was written down to the estimated net realizable value.

The following table presents quantitative information with regards to Level 3 fair value measurements at December 31, 2023.

Description	December 31, 2023		Valuation Technique	Unobservable Input	Range (Weighted Average)
			(Dollars in thousands)		
				Discount	0.0%
Collateral dependent loan	$	4,485	Collateral[1]	adjustment	(0.0%)

[1] Value based on third party offer to purchase note from the Bank.

There were no liabilities measured at fair value on a recurring or nonrecurring basis at December 31, 2024 or 2023.

The following methods and assumptions were used by the Company in estimating fair value disclosures:

Investment Securities

The fair value of securities available-for-sale (carried at fair value) and held-to-maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices. Level 2 debt securities are valued by a third-party pricing service commonly used in the banking industry, and not adjusted by management. Level 2 fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, live trading levels, trade execution date, market consensus prepayment speeds, credit information and the security's terms and conditions, among other things.

Individual evaluated loans (generally carried at fair value)

Individual loans carried at fair value are those loans in which the Company has measured for a reserve are generally based on the fair value of the related loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds, discounted for estimated selling costs or other factors the Company determines will impact collection of proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

Note 15 – Fair Value Measurements and Disclosure (Continued)

Loans Receivable, net

The fair value of loans receivable, net is based on discounted cash flow methodologies for which the determination of fair value may require significant management judgement.

Deposits

The fair value of demand deposits is considered to approximate fair value since they are due upon demand. The fair value of time deposits is based on discounted cash flow methodologies of observable market rate data.

Borrowings

Borrowings held by the Company that are overnight, the carrying value is deemed to be its approximate fair value.

Restricted investment in Company stock and accrued interest receivable and accrued interest payable

Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business. The fair value has not been estimated for assets and liabilities that are not considered financial instruments.

Mortgage Servicing Rights

The Company uses a third party to estimate the fair value of mortgage servicing rights and they are carried at fair value and included in other assets on the statement of financial condition.

The carrying amounts and estimated fair value of financial instruments are as follows:

| | December 31, 2024 | | | | |
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
			(In thousands)		
Financial Assets:					
Cash and cash equivalents	$ 117,348	$ 117,348	$ 117,348	$ -	$ -
Securities available-for-sale at fair value	247,171	247,171	4,389	242,782	-
Securities held-to-maturity	161	162	-	162	-
Loans receivable, net	1,795,218	1,798,302	-	-	1,798,302
Restricted investments in bank stock	2,075	2,075	-	2,075	-
Accrued interest receivable	7,975	7,975	-	7,975	-
Equity method investments	11,160	11,160	-	6,850	4,310
Mortgage servicing rights	1,060	1,060	-	1,060	-
Financial Liabilities:					
Deposits	$ 2,032,625	1,934,884	$ -	$ 1,934,884	$ -
Accrued interest payable	15,401	15,401	-	15,401	-

Note 15 – Fair Value Measurements and Disclosure (Continued)

	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
			December 31, 2023		
			(In thousands)		
Financial assets:					
Cash and cash equivalents	$ 150,557	$ 150,557	$ 150,557	$ -	$ -
Securities available-for-sale at fair value	91,352	91,352	-	91,352	-
Securities held-to-maturity	193	192	-	192	-
Loans receivable, net	1,529,843	1,425,814	-	-	1,425,814
Restricted investments in bank stock	1,410	1,410	-	1,410	-
Accrued interest receivable	6,089	6,089	-	6,089	-
Equity method investments	8,296	8,296	-	5,900	2,396
Mortgage servicing rights	1,562	1,562	-	1,562	-
Financial liabilities:					
Deposits	$ 1,635,741	$ 1,581,762	$ -	$ 1,581,762	$ -
Accrued interest payable	9,162	9,162	-	9,162	-

Limitations

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, the foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale. This is due to the fact that no active market exists for a sizable portion of the loan, deposit and off-balance sheet instruments.

In addition, the fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to value anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

Note 16 – Stock-Based Compensation

In 2012, the Bank adopted The Bank of Princeton 2012 Equity Incentive Plan (the "2012 Plan"), which was approved by our board of directors in February 2012 and by our stockholders in May 2012. The 2012 Plan enabled the board of directors to grant stock options or restricted shares of common stock to employees, directors, consultants and other individuals who provide services to the Bank. The shares subject to or related to options under the 2012 Plan are authorized and unissued shares of the Bank. In 2013, the Bank's board of directors and stockholders approved an amendment to the 2012 Plan that increased the maximum number of shares that may be subject to options under the 2012 Plan from 100,000 to 600,000, all of which may be issued as Incentive Stock Options or as Non-Qualified Stock Options. Vesting periods range from immediate to four years from the date of grant. No incentive stock options may be granted under the 2012 Plan after April 30, 2023.

In 2014, the Bank adopted an amendment to each of the 2007 Plan and to the 2012 Plan, which amendments were approved by our Board of Directors, to provide that all outstanding options under the 2007 Plan and the 2012 Plan

Note 16 – Stock-Based Compensation (Continued)

will become fully vested and exercisable upon a change in control of the Bank and to further specify the consideration that may be exchanged with respect to outstanding awards upon any such change in control.

In 2018, the Bank adopted The Bank of Princeton 2018 Equity Incentive Plan (the "2018 Plan"), which was approved by our board of directors in February 2018 and by our stockholders in May 2018. The 2018 Plan enabled the board of directors to grant stock options, restricted stock, or restricted stock units to employees, directors, consultants and other individuals who provide services to the Bank. At December 31, 2024 there were 215,025 shares remaining available for issuance under the 2018 Plan.

The expected life of stock options granted is generally derived from historical experience. Expected volatilities are general based on the average of three peers' historical volatilities due to the limited liquidity of the Company's stock in the Company market. The Company uses an estimated forfeiture rate due to limited historical data. At the time of the grant, the Company had not declared any cash dividend therefore no dividend yield was used. The risk-free rate for periods within the contractual term of the share option is based on the U.S. Treasury for a comparable term.

The following is a summary of the status of the Company's stock option activity and related information for the year ended December 31, 2024:

	Number of Stock Options		Weighted Average Exercise Price	Weighted Avg. Remaining Contractual Life	Aggregate Intrinsic Value	
Balance at January 1, 2024	279,750	$	22.84			
Granted	-		-			
Exercised	(51,800)		15.26			
Forfeited	-		-			
Expired	-		-			
Balance at December 31, 2024	227,950	$	24.56	1.63 Years	$	2,250,316
Exercisable at December 31, 2024	227,950	$	24.56	1.63 Years	$	2,250,316

The following is a summary of the status of the Bank's stock option activity and related information for the year ended December 31, 2023:

	Number of Stock Options		Weighted Average Exercise Price	Weighted Avg. Remaining Contractual Life	Average Intrinsic Value	
Balance at January 1, 2023	330,650	$	21.45			
Granted	-		-			
Exercised	(50,900)		13.87			
Forfeited	-		-			
Expired	-		-			
Balance at December 31, 2023	279,750	$	22.83	2.25 Years	$	3,654,453
Exercisable at December 31, 2023	279,750	$	22.83	2.25 Years	$	3,654,453

The Company granted 31,858 restricted stock units ("RSU's") during 2024, with a fair value of $34.50, which reflected the market value of the Company's common stock on the date of the grant. Of the 31,858 RSU's granted during 2024, 9,000 RSU's have a vesting period of one year and the remaining 22,858 RSU's vest over the next three years. At December 31, 2024, 53,859 RSU's with a fair value of $33.40 granted to executive management have not vested.

The Company granted 30,661 restricted stock units ("RSU's") during 2023, with a fair value of $32.49, which reflected the market value of the Company's common stock on the date of the grant. Of the 30,661 RSU's granted during 2023,

Note 16 – Stock-Based Compensation (Continued)

7,250 RSU's have a vesting period of one year and the remaining 19,182 RSU's vest over the next three years. At December 31, 2023, 48,887 RSU's with a fair value of $30.64 granted to executive management have not vested.

Stock option expenses included in salaries and employee benefits expense in the consolidated statements of income were $706,000 and $575,000 (which consist of RSUs) for the years ended December 31, 2024 and 2023, respectively. A tax benefit was recognized of $198,000 and $161,000 for the years ended December 31, 2024 and 2023, respectively. Stock option expenses recorded within other expenses were $306,000 for the year ended December 31, 2024. Stock option expenses recorded within other expenses were $231,000 for the year ended December 31, 2023. A tax benefit was recognized of $64,000 for the year ended December 31, 2023. At December 31, 2024, there was approximately $1.8 million of unrecognized expenses related to outstanding stock options and RSU's, which will be recognized over a period of approximately 1.67 years.

Note 17 – Regulatory Matters

Regulatory Capital

Current FDIC capital standards require institutions to satisfy a common equity Tier 1 capital requirement, a leverage capital requirement and a risk-based capital requirement. The common equity Tier 1 capital component generally consists of retained earnings and common stock instruments and must equal at least 4.5% of risk-weighted assets. Leverage capital, also known as "core" capital, must equal at least 3.0% of adjusted total assets for the most highly rated state-chartered non-member banks. Core capital generally consists of common stockholders' equity (including retained earnings). An additional cushion of at least 100 basis points is required for all other banking associations, which effectively increases their minimum Tier 1 leverage ratio to 4.0% or more. Under the FDIC's regulations, the most highly-rated banks are those that the FDIC determines are strong banking organizations and are rated composite 1 under the Uniform Financial Institutions Rating System. Under the risk-based capital requirements, Tier 1 Capital to risk-weighted assets ratio must equal at least 6.0% (and 8.0% for the Bank to be considered "well capitalized") and total capital to risk-weighted assets ratio must equal at least 8.0% (10.0% to be considered "well capitalized"). The FDIC also is authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

The final capital rules introduced a requirement for a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets which is in addition to the other minimum risk-based capital standards in the rule. Institutions that do not maintain this required capital buffer will become subject to progressively more stringent limitations on the percentage of earnings that can be paid out in dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management. At December 31, 2024, the Bank met all capital adequacy requirements on a fully phased-in basis.

Any banking organization that fails any of the capital requirements is subject to possible enforcement action by the FDIC. Such action could include a capital directive, a cease-and-desist order, civil money penalties, the establishment of restrictions on the institution's operations, termination of federal deposit insurance and the appointment of a conservator or receiver. The FDIC's capital regulations provide that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

The Bank's actual capital amounts and ratios at December 31, 2024 and 2023 are presented below:

Note 17 – Regulatory Matters (Continued)

	Actual		For capital conservation buffer requirement		To be well capitalized under prompt corrective action provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2024:						
Total capital (to risk-weighted assets)	$ 270,633	13.490%	$ 210,648	10.500%	$ 200,617	10.000%
Tier 1 capital (to risk-weighted assets)	$ 246,976	12.311%	$ 170,524	8.500%	$ 160,493	8.000%
Common equity tier 1 capital (to risk-weighted assets)	$ 246,976	12.311%	$ 140,432	7.000%	$ 130,401	6.500%
Tier 1 leverage capital (to average assets)	$ 246,976	10.577%	$ 151,776	6.500%	$ 116,750	5.000%
December 31, 2023:						
Total capital (to risk-weighted assets)	$ 254,030	14.677%	$ 181,740	10.500%	$ 173,086	10.000%
Tier 1 capital (to risk-weighted assets)	$ 235,538	13.608%	$ 147,123	8.500%	$ 138,469	8.000%
Common equity tier 1 capital (to risk- weighted assets)	$ 235,538	13.608%	$ 121,160	7.000%	$ 112,506	6.500%
Tier 1 leverage capital (to average assets)	$ 235,538	12.289%	$ 124,583	6.500%	$ 95,833	5.000%

The payment of dividends to shareholders of the Company is dependent on the Bank paying dividends to the Company. The Bank may pay dividends as declared from time to time by the Board of Directors out of funds legally available, subject to certain restrictions. Under the New Jersey Banking Act of 1948, as amended, the Bank may not pay a cash dividend unless, following the payment, the Bank's capital stock will be unimpaired and the Bank will have a surplus of no less than 50.0 percent of the Bank's capital stock or, if not, the payment of the dividend will not reduce the surplus. In addition, the Bank cannot pay dividends in amounts that would reduce the Bank's capital below regulatory imposed minimums.

Under Pennsylvania law, the Company may not pay a dividend, if, after giving effect thereto, it would be unable to pay its debts as they become due in the usual course of business and, after giving effect to the dividend, the total assets of the Company would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose rights are superior to those receiving the dividend.

It is also the policy of the Federal Reserve that a bank holding company generally may only pay dividends on common stock out of net income available to common shareholders over the past twelve months and only if the prospective rate of earnings retention appears consistent with a bank holding company's capital needs, asset quality, and overall financial condition. A bank holding company also should not maintain a dividend level that places undue pressure on the capital of such institution's subsidiaries, or that may undermine the bank holding company's ability to serve as a source of strength for such subsidiaries.

The Company declared and paid cash dividends of $0.30 per share in each quarter for the year ended December 31, 2024.

Note 18 – Subsequent Events

On January 22, 2025, the Board of Directors declared a cash dividend of $0.30 per share of common stock. The dividend was paid on February 28, 2025 to shareholders of record at the close of business on February 5, 2025.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States, which is commonly referred to as GAAP. The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating and evaluating the Company's internal control over financial reporting. Because of these inherent limitations, internal control over financial reporting cannot provide absolute assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that our internal control over financial reporting may become inadequate because of changes in conditions or other factors, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of the Bank's President and Chief Financial Officer, evaluated the effectiveness of the Bank's internal control over financial reporting as of December 31, 2024 using the criteria in "Internal Control—Integrated Framework (2013)" issued by COSO 2013. Based on this assessment, management determined that, as of December 31, 2024, the Bank's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Disclosure Controls and Procedures

Management, with the participation of the Bank's President and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Bank's disclosure controls and procedures (as defined in Rule l3a-l5(e) promulgated under the Exchange Act) as of December 31, 2024. Based on this evaluation, the Bank's President and Chief Financial Officer have concluded that the Bank's disclosure controls and procedures are effective as of December 31, 2024 to ensure that the information required to be disclosed by the Bank in the reports that the Bank filed or submitted, or the Company files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting identified during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

PART III

Item 10. Directors, Executive Officers and Corporate Governance

       The information required by this Item is set forth under the headings, "MATTER NO. 1 ELECTION OF DIRECTORS," "EXECUTIVE OFFICERS AND COMPENSATION – Executive Officers," "DELINQUENT SECTION 16(a) REPORTS," "CODE OF CONDUCT," "BOARD OF DIRECTORS AND COMMITTEES – Board of Directors' Committees – Audit Committee" in the Company's definitive proxy statement to be filed with the SEC not later than 120 days after December 31, 2024 in connection with the solicitation of proxies for its 2025 Annual Meeting of Shareholders and incorporated by reference.

       The Company has an insider trading policy governing the purchase, sale, and other disposition of the Company's securities by directors, officers and employees, that the Company believes is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards.

Item 11. Executive Compensation

       The information required by this Item is set forth under the headings, "EXECUTIVE OFFICERS AND COMPENSATION – Executive Compensation," "– Employment and Other Agreements," and "– Equity Incentive Plans," "– Management Incentive Plan," "– Employee Stock Ownership Plan," "– 401(k) Plan," "– PAY VERSUS PERFORMANCE," "EQUITY COMPENSATION PLAN INFORMATION – Outstanding Stock Option and Other Equity Awards at Fiscal Year End," and "2024 Compensation of Directors" in the Company's definitive proxy statement to be filed with the SEC not later than 120 days after December 31, 2024 in connection with its 2025 Annual Meeting of Shareholders and incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

       The information required by this Item is set forth under the headings, "EQUITY COMPENSATION PLAN INFORMATION," and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", in the Company's definitive proxy statement to be filed with the SEC not later than 120 days after December 31, 2024 in connection with its 2025 Annual Meeting of Shareholders and incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

       The information required by this Item is set forth under the headings, "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," and "BOARD OF DIRECTORS AND COMMITTEES – Director Independence," in the Company's definitive proxy statement to be filed with the SEC not later than 120 days after December 31, 2024 in connection with its 2025 Annual Meeting of Shareholders and incorporated by reference.

Item 14. Principal Accounting Fees and Services

       The information required by this Item is set forth under the heading, "MATTER NO. 4 - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS," in the Company's definitive proxy statement to be filed with the SEC not later than 120 days after December 31, 2024 in connection with its 2025 Annual Meeting of Shareholders and incorporated by reference.

       Our independent registered public accounting firm is Wolf and Company, P.C. Boston, Massachusetts, Auditor Firm ID: 392.

Item 15. Exhibits, Financial Statement Schedules

(a) The following portions of the Bank's consolidated financial statements are set forth in Item 8 - "Financial Statements of Supplementary Data" of this Annual Report:

    i.   Consolidated Statements of Financial Condition as of December 31, 2024 and 2023

    ii.   Consolidated Statements of Income for the years ended December 31, 2024 and 2023

    iii.   Consolidated Statements of Comprehensive Income for the years ended December 31, 2024 and 2023

    iv.   Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2024 and 2023

    v.   Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023

    vi.   Notes to Consolidated Financial Statements

(b) Financial Statement Schedules

All financial statement schedules are omitted as the information, if applicable, is presented in the consolidated financial statements or notes thereto.

(c) Exhibits

Exhibit No.		Description
3.1	(A)	Articles of Incorporation.
3.2	(B)	Bylaws
4.1	(C	Specimen form of stock certificate.
4.2	(D)	Description of Capital Stock
10.1	(E)	The Bank of Princeton Amended and Restated 2007 Stock Option Plan*
10.2	(F)	The Bank of Princeton Amended and Restated 2012 Equity Incentive Plan*
10.3	(G)	MoreBank 2004 Incentive Equity Compensation Plan*
10.4	(H)	Princeton Bancorp, Inc. Amended and Restated Equity 2018 Equity Incentive Plan, as amended
10.5	(I)	Amended and Restated Employment Agreement between the Company and the Bank and Edward J. Dietzler dated as of June 21, 2023*
10.6	(J)	Amended and Restated Employment Agreement between the Company and the Bank and Daniel J. O'Donnell dated as of June 21, 2023*
10.7	(K)	Amended and Restated Employment Agreement between the Company and the Bank and George S. Rapp dated as of June 21, 2023*
10.8	(L)	Employment Agreement between the Bank and Stephanie Adkins dated January 25, 2019*
10.9	(M)	Employment Agreement between the Bank and Christopher Tonkovich dated February 25, 2019*
10.10	(N)	The Bank of Princeton 2018 Director Fee Plan*
10.11	(O)	2020 Management Incentive Plan*
10.12	(P)	Dividend Reinvestment and Stock Purchase Plan
10.13	(Q)	Supplemental Executive Retirement Plan dated July 30, 2021 for the benefit of Edward J. Dietzler and Daniel J. O'Donnell*

10.14	(R)	The Bank of Princeton Non-Employee Directors Deferred Compensation Plan*
21.1		Subsidiaries of the Registrant
23.1		Consent of Independent Registered Public Accounting Firm
31.1		Rule 13a-14(a) Certification of the Principal Executive Officer
31.2		Rule 13a-14(a) Certification of the Principal Financial Officer
32.1		Section 1350 Certifications

---

* Management contract or compensatory plan, contract or arrangement.

Management contract or compensatory plan, contract or arrangement.

(A) Incorporated by reference to Exhibit 3.1 to registrant's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2024 filed with the SEC on August 12, 2024.

(B) Incorporated by reference to Exhibit 3.1(ii) to registrant's Registration Statement No. 333-263313 of Form S-4EF filed with the SEC on March 4, 2022.

(C) Incorporated by reference to Exhibit 4.1 to registrant's Registration Statement No. 333-263313 of Form S-4EF filed with the SEC on March 4, 2022

(D) Incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K12B, filed with the SEC on January 10, 2023.

(E) Incorporated by reference to Exhibit 10.1 to registrant's Registration Statement No. 333-263313 of Form S-4EF filed with the SEC on March 4, 2022.

(F) Incorporated by reference to Exhibit 10.2 to registrant's Registration Statement No. 333-263313 of Form S-4EF filed with the SEC on March 4, 2022.

(G) Incorporated by reference to Exhibit 10.3 to registrant's Registration Statement No. 333-263313 of Form S-4EF filed with the SEC on March 4, 2022.

(H) Incorporated by reference to Exhibit 10.4 to registrant's Registration Statement No. 333-263313 of Form S-4EF filed with the SEC on March 4, 2022.

(I) Incorporated by reference to Exhibit 10.5 to registrant's Registration Statement No. 333-263313 of Form S-4EF filed with the SEC on March 4, 2022.

(J) Incorporated by reference to Exhibit 10.1 to registrant's Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2023.

(K) Incorporated by reference to Exhibit 10.2 to registrant's Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2023.

(L) Incorporated by reference to Exhibit 10.3 to registrant's Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2023.

(M) Incorporated by reference to Exhibit 10.10 to registrant's Registration Statement No. 333-263313 of Form S-4EF filed with the SEC on March 4, 2022.

(N) Incorporated by reference to Exhibit 10.11 to registrant's Registration Statement No. 333-263313 of Form S-4EF filed with the SEC on March 4, 2022.

(O) Incorporated by reference to Exhibit 10.12 to registrant's Registration Statement No. 333-263313 of Form S-4EF filed with the SEC on March 4, 2022.

(P) Incorporated by reference to Exhibit 10.13 to registrant's Registration Statement No. 333-263313 of Form S-4EF filed with the SEC on March 4, 2022.

(Q) Incorporated by reference to Exhibit 10.14 to registrant's Registration Statement No. 333-263313 of Form S-4EF filed with the SEC on March 4, 2022.

(R) Incorporated by reference to Exhibit 10.15 to registrant's Registration Statement No. 333-263313 of Form S-4EF filed with the SEC on March 4, 2022

(S) Incorporated by reference to Exhibit 10.1 to registrant's Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2023

(T) Incorporated by reference to Exhibit 10.4 to registrant's Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2023

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized as of March 14, 2025.

Princeton Bancorp, Inc.

/s/ Edward Dietzler

By: Edward Dietzler
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Richard Gillespie Richard Gillespie	Chairman of the Board	March 14, 2025
/s/ Stephen Distler Stephen Distler	Vice Chairman of the Board	March 14, 2025
/s/ Stephen Shueh Stephen Shueh	Director	March 14, 2025
/s/ Susan Barrett Susan Barrett	Director	March 14, 2025
/s/ Robert N. Ridolfi Robert N. Ridolfi, Esq	Director	March 14, 2025
/s/ Judith A. Giacin Judith A. Giacin	Director	March 14, 2025
/s/ Martin Tuchman Martin Tuchman	Director	March 14, 2025
/s/ Ross Wishnick Ross Wishnick	Director, Vice Chairman	March 14, 2025
/s/ Edward Dietzler Edward Dietzler	President, Chief Executive Officer, Director (Principal Executive Officer)	March 14, 2025
/s/ George S. Rapp George S. Rapp	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	March 14, 2025
/s/ Jeffrey T. Hanuscin Jeffrey T. Hanuscin	Senior Vice President, Treasurer and Chief Accounting Officer (Principal Accounting Officer)	March 14, 2025

Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Formation
The Bank of Princeton	NJ
Bayard Lane, LLC	NJ
112 Fifth Avenue, LLC	NJ
Bayard Properties, LLC	NJ
TBOP REIT, Inc.	NJ
TBOP Delaware Investment Company	DE

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No.333-263313) on Form S-4EF, as amended on (i) Form S-4/A, (ii) Post-Effective Amendment No. 1 on Form S-8, and (iii) Post-Effective Amendment No. 2 on Form S-3, of Princeton Bancorp, Inc. of our report dated March 14, 2025, relating to our audits of the consolidated financial statements and effectiveness of internal control over financial reporting of Princeton Bancorp, Inc. appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2024.

/s/ Wolf & Company, P.C.
Boston, Massachusetts
March 14, 2025

Exhibit 31.1

RULE 13A-14(A)/15D-14(A) CERTIFICATIONS OF THE
CHIEF EXECUTIVE OFFICER

I, Edward Dietzler, certify that:

1. I have reviewed this annual report on Form 10-K of Princeton Bancorp, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

Date: March 14, 2025   /s/ Edward Dietzler

                                                          Edward Dietzler
                                                          President and Chief Executive Officer
                                                          (Principal Executive Officer)

Exhibit 31.2

**RULE 13A-14(A)/15D-14(A) CERTIFICATIONS OF THE
CHIEF FINANCIAL OFFICER**

I, George S. Rapp, certify that:

1. I have reviewed this annual report on Form 10-K of Princeton Bancorp, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

Date: March 14, 2025   /s/ George S. Rapp
                                              George S. Rapp
                                              Executive Vice President and Chief Financial Officer
                                              (Principal Financial Officer)

Exhibit 32.1

SECTION 1350 CERTIFICATIONS

In connection with the Annual Report of Princeton Bancorp, Inc (the "Company") on Form 10-K for the period ended December 31, 2024 as filed with the United States Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Edward Dietzler
Edward Dietzler
President and Chief Executive Officer
(Principal Executive Officer)

/s/ George S. Rapp
George S. Rapp
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

March 14, 2025

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Who We Are



EDWARD J. DIETZLER

PRESIDENT & CEO



RICHARD J. GILLESPIE

CHAIRMAN



STEPHEN A. DISTLER

VICE CHAIRMAN



ROSS E. WISHNICK

VICE CHAIRMAN



JUDITH A. GIACIN



ROBERT N. RIDOLFI, ESQ.



STEPHEN K. SHUEH



MARTIN TUCHMAN



SUSAN BARRETT

Board of Directors

Who We Are



EDWARD J. DIETZLER
PRESIDENT & CEO



DANIEL J. O'DONNELL, ESQ.
EVP, CHIEF OPERATING OFFICER & GENERAL COUNSEL



GEORGE S. RAPP
EVP, CHIEF FINANCIAL OFFICER



CHRISTOPHER M. TONKOVICH
EVP, CHIEF CREDIT OFFICER



STEPHANIE M. ADKINS
EVP, CHIEF LENDING OFFICER



MATTHEW T. CLARK
CHIEF INFORMATION OFFICER

The Bank of Princeton opened its first branch in scenic downtown Princeton, New Jersey, in April 2007. Since then, the Bank's vision of providing a welcoming, reliable, and locally rooted banking experience has grown to embrace communities throughout the Garden State, Pennsylvania, and New York.



Executive Management

Our Team



COMMERCIAL LENDING
Paul Bencivengo, SVP
William McCoy, SVP
William McDowell, SVP
Kris Muse, SVP
Denise Youn, SVP
Duncan Farquhar, VP
Stefanie Frosty, VP
Michele Lewis-Fleming, VP
Brian Schoener, VP

COMPLIANCE & OPERATIONS
Karen D. Pfeifer, SVP
Frank Monaghan, SVP
Jamie Wilson, SVP
Angela Bancroft, VP
Kenneth Miller, VP
Paul Ojeda, VP
Steven Beck, AVP
Michelle Gorda, AVP
Frances Hughes, AVP
Justin Naidoo, AVP
Sandhya Paul, AVP

CREDIT ADMINISTRATION
Mary Beth Gorecki, SVP
Lukasz Gargas, VP
Theresa Harris-Norfleet, VP
John Kim, VP
Peggyann Lane, VP
Clifford Livingston, VP
David Mulryne, VP
Amela Muslic, VP
Stanley Plytynski, VP
Olivia Pyon, VP
Natalya Khandros, AVP
Kyongsuk Kim, AVP
Eileen McBride, AVP
Lucy Song, AVP
Wanda Szymanski, AVP
Rebecca Vanselous, AVP

DIGITAL MARKETING
Stefanie Gryger, AVP

FACILITIES
Ryan M. Cavicchio, VP

FINANCE
Jeffrey T. Hanuscin, SVP
David Sorce, VP
Rosemary Tumino, AVP

HUMAN RESOURCES
Anna Maria Potter-Miller, SVP

INFORMATION TECHNOLOGY
Michael C. Stocklin, SVP
Kyndle E. Alig, VP
John Critelli, VP
Kevin Pierce, VP

RETAIL ADMINISTRATION
Karin van Garderen, SVP
Krista Mitchell, VP
Rose Russo, VP
Lisa Welsh, VP
Amy Zuccarello, VP

RETAIL MANAGEMENT
Princeton Region
Henrry Polanco, VP, RRM
Rian Andrews, AVP, Bayard Ln.
Tara Ziegler, AVP, Kingston
Wendy J. Evans, AVP, Monroe
Roberto Rivera, AVP, Montgomery
Darshana Jadav, AVP, Nassau St.
Keisha Patrick-Davey, AVP, New
  Brunswick
Miriam Colón, AVP, Piscataway

North Central Region
Nedgine Douge, VP, RRM*
Jonathan Collins, AVP,
  Bordentown
Lourdes Pagan, AVP, Hamilton
Shawn Polukord, AVP,
  Lambertville
Barbara Brehaut, AVP,
  Lawrenceville
Jason Koenigsberg, AVP,
  Pennington
Rhoda Sundhar, AVP, Princeton
  Junction
Yvette Windsor, AVP,
  Quakerbridge Road

North / Western Region
Sera Yu, VP, RRM*
Kyung Nam Kim, AVP,
  Cheltenham
Mikyung Kim, AVP, Elkins Park
Yukyung Sang, AVP, Flushing
Hyun Sang Lee, AVP, Fort Lee
Jieun Park, AVP, Jericho
Monica Kyung Ae Song, AVP,
  North Wales
Mi Ja Tong, AVP, Palisades Park

South Central Region
Nathalie Cassion, VP, RMM*
Rebecca Zheng, AVP, Arch Street
  Cherry Hill
Maria Insoon Park, AVP,
  Chestnut Street
Ashlee Ott-Unger, AVP, Deptford
Shantol Bryan, AVP, Sicklerville
  Woodbury
Nikkia Warlow, AVP, Voorhees

Southern Region
Donna Craddock, VP, RRM*
Jessica Pfeifer, AVP, Browns Mills
Susan Woolman, AVP, Burlington
Kona Green, AVP, Chesterfield
Jeralyn H. Lang, AVP, Cream
  Ridge
Jhonatan Castro, AVP, Lakewood
Tracy McKee, AVP, Medford
Evelyn Stevenson, AVP,
  Moorestown

Regional Retail Manager

SECURITY
Keith R. Bitzel, VP

Community Partners

101 Foundation
200 Club of Mercer County
Adopt A Classroom
Alex Block Foundation
Allentown Redbirds Baseball 10u
Alpha Care
Anchor House
Arm In Arm
Arts Council of Princeton
Asian American Chamber of Commerce of Greater Philadelphia
Asian Americans for Equality, Inc.
Bayard Rustin Center for Social Justice
Bethany Christian Services
Big Red Race, The
Boheme Opera NJ
Bordentown City Cats
Bordentown Historical Society
Bordentown Rotary Club
Borough of Palisades Park
Boys & Girls Clubs of Mercer County
Bridge Academy of New Jersey, The
Burlington County Regional Chamber of Commerce
Burlington Mercer Chamber of Commerce
Businesses Committed to South Jersey
Cancer Support Community New Jersey
Capital Harmony Works
Capital Health Foundation
Catholic Charities Diocese of Trenton
Center for Family Services
Center for Hope
Center for Modern Aging
Central Bucks Student Activity Fund
Central Jersey Housing Resource Center
Central New Jersey Jack & Jill of America, Inc.
Chesterfield MVP LLC
Chesterfield Township
Children's Home Society of New Jersey, The
Christian Caring Center
City Garden Club of Burlington, The
Clarifi
Community Action Agency of Delaware County, Inc.
Community Affairs & Resource Center Lakewood
Community House of Moorestown
Crossing Paths Animal Rescue
CYO of Mercer County
Delaware River Steamboat Floating Classroom
Delaware River Towns Charities
Deptford Township High School Spartan Marching Band
Down Syndrome Association of Central New Jersey
Downtown Bordentown Association
Dress for Success Central New Jersey
Elijah's Promise
Ewing PBA Local 111
Father Center, The

Federation of Korean American Associations of North Eastern U.S.A.
Fellowship CrossPoint Church
First Tee Greater Trenton
Fisherman's Mark
Fort Lee Police Benevolent Association
Franklin Food Bank
Friends of Hopewell Valley Open Space
Friends of the Library Company of Burlington, The
Generations Family Success Center
Good Grief
Good Samaritan Food Bank, The
Great Mission for New Life, The
Greater Philadelphia Asian Social Services Center
Greater Philadelphia Coalition Against Hunger
Habitat for Humanity of South Central New Jersey, Inc.
Habitat for Humanity, Philadelphia
Habitat for Humanity, Raritan Valley Chapter
Hamilton Area YMCA
Hamilton Educational Foundation
Harvest for the World
Historical Society of Moorestown
HiTOPS, Inc.
HomeFront
HomeWorks Trenton
Hope United Methodist Church
Hopewell Valley Arts Council
Hopewell Valley Central High School
Hopewell Valley Education Foundation
Hopewell Valley Mobile Food Bank
Hopewell Valley Senior Services
Hopewell Valley Soccer Association
Hopewell Valley Veterans Association
Hopewell Valley YMCA
Hopewell-Pennington PBA Local 342
Housing Initiatives of Princeton
I Believe in Pink
I Can Make A Difference
Interfaith Caregivers of Greater Mercer County
Isles, Inc.
Jacobstown Volunteer Fire Company & Auxiliary
James R. Halsey Foundation of the Arts
Jesus Love House Mission
Jewish Family & Children's Service of Greater Mercer County
Jewish Renaissance Foundation
John O Wilson Hamilton Center Inc.
Joint Effort - Princeton Safe Streets Weekend
Jubilee Presbyterian Church
Kalmia Club, The
Kidsbridge
King of Kings Foundation
Knights of Columbus Lawrence Council #7000
Korean American Association of New Jersey
Korean American Filial Piety, Inc.

Thank you to our community partners for the difference you make.



Korean American Realty Association
Korean Cultural Foundation
Korean-American Chamber of Commerce for Philadelphia
Korean-American Senior Mutual Association, The
Lambertville Area Education Foundation
Lambs Terrace Fire Company
Lawrence Township Education Foundation
Lawrenceville Main Street
Main St.
Mainstage Center for the Arts
Manna on Main Street
McGuire / Dix / Lakehurst American Red Cross
Meadow View Junior Academy
Meals on Wheels in Greater New Brunswick
Meals on Wheels North Jersey
Meals on Wheels of Mercer County
MEND Hunger Relief Network
Mercer County Bar Association
Mercer County Community College Foundation
Mercer County Turkey Trot
Mercer Street Friends
Middlesex County Regional Chamber of Commerce
Milal Mission in NY, Inc.
Milal Mission in Philadelphia
Milal Missionary Choir Association, Inc.
Minkwon Center
Moms Helping Moms
Monroe Township Girls Softball
Montgomery County Korean Senior Association
Montgomery Township Fireworks Committee
Morven Museum & Garden
Mount Carmel Guild of Trenton
Nanoom House
New Egypt Recreational Baseball
New Hope Celebrates
New Jersey Korean Bowling Association
New York Deaf Church
New York Exhorters Missionary Chorus, The
Northern Burlington County Regional High School
NY Common Pantry
Ocean Running Club
Old Mill Hill Society
Om Parikh Memorial Fund
Partners for Kids & Families Inc.
Passage Theatre Company
Pemberton Township High School Athletic Program
Pemberton Township Volunteer Fire Company
Penn Asian Senior Services
Pennington Business & Professional Association
Pennington Day, Inc.
Philabundance
Philadelphia Chinatown Development Corporation
Philip Jaisohn Memorial Foundation, The
Pine Hill Police Department
Pinelands Family Success Center
Piscataway Police Department National Night Out
Planned Lifetime Assistance Network of NJ
Plumstead Softball Association
Pride Center of New Jersey, The
Princeton Area Alumni Association

Princeton Battlefield Society, The
Princeton Community Housing
Princeton Mercer Regional Chamber of Commerce
Princeton Public Library
Princeton University Summer Chamber Concerts
Project Freedom
Puerto Rican Action Board
Radiant Church
Rebuilding Together Philadelphia
Rescue Mission of Trenton
Rhona Fischer Family Assistance Program
Rise
Robert Wood Johnson University Hospital Hamilton Foundation
Rotary Club of Montgomery-Rocky Hill
Rotary Club of Moorestown
Rotary Club of Robbinsville Hamilton Foundation, Inc.
SAFE in Hunterdon
Saint Ann's Church
Saint Gregory the Great
Saint John of God Community Services
Saint Paul School
Saint Raphael School
SAVE, A Friend to Homeless Animals
Send Hunger Packing Princeton
Senior Crimestoppers
SEWA International
Share Food Program
Sisterhood Inc.
Soroptimist International
South Jersey Dream Center
South Jersey Food Bank
South Jersey Gators
Special Olympics NJ
Stoutsburg Sourland African American Museum
Sunshine Dongshim, Inc.
Thomas Edison State University Foundation
Town Clock Community Development Corporation
Township of Deptford
Township of Piscataway
Township of Washington
Toys for Tots
Trenton Area Soup Kitchen, The
Trenton Catholic Preparatory Academy
Trenton Country Club / Urban Promise Trenton
United Way of Greater Mercer County
United Way of Hunterdon County
Urban Promise Trenton
Van Harlingen Historical Society
Voorhees-Gibbsboro Lions
Washington Township Police National Night Out
Westrick Music Academy
Womanspace
Women Aware
Women's Community Revitalization Project
Xodus Recovery Community Center
YMCA Camp Mason
YMCA of Metuchen, Edison, Woodbridge & South Amboy
YWCA Princeton

Corporate Information



Conveniently Located Throughout the Tri-State Metro Area

NEW JERSEY

Bayard Lane
183 Bayard Lane
Princeton, NJ 08540
609.847.7300

Bordentown
335 Farnsworth Avenue Bordentown, NJ 08505 609.291.8200

Browns Mills
101 Pemberton Browns Mills Road
Browns Mills, NJ 08015
609.893.5540

Burlington
353 High Street
Burlington, NJ 08016
609.387.4528

Cherry Hill
1405 Route 70 East
Cherry Hill, NJ 08034
856.616.7200

Chesterfield
305 Bordentown–Chesterfield Road
Chesterfield, NJ 08515
609.324.1256

Cream Ridge
403 Route 539
Cream Ridge, NJ 08514 609.757.1120

Deptford
1895 Hurffville Road
Sewell, NJ 08080
856.227.9440

Fort Lee
2337 Lemoine Avenue
Fort Lee, NJ 07024
201.944.4100

NEW JERSEY

Hamilton
339 Route 33
Hamilton, NJ 08619
609.584.0011

Kingston
4422 Route 27, Bldg. B
Kingston, NJ 08528
609.454.0333

Lakewood
12 America Avenue, 7B
Lakewood, NJ 08701
732.835.7320

Lambertville
10 Bridge Street
Lambertville, NJ 08530
609.397.0333

Lawrenceville
2999 Princeton Pike
Lawrenceville, NJ 08648 609.882.0500

Medford
170 Himmelein Road
Medford, NJ 08055
609.714.3430

Monroe
1 Rossmoor Drive, Ste 120 Monroe Twp, NJ 08831 609.655.7790

Montgomery
1185 Route 206
Princeton, NJ 08540
609.497.0500

Moorestown
253 West Main Street
Moorestown, NJ 08057
856.638.1220

NEW JERSEY

Nassau St.
194 Nassau Street
Princeton, NJ 08542
609.921.3311

New Brunswick
1 Spring Street, Ste 102
New Brunswick, NJ 08901 732.993.0066

Palisades Park
449 Broad Avenue
Palisades Park, NJ 07650
201.585.6006

Pennington
2 Route 31 South
Pennington, NJ 08534
609.730.8500

Piscataway
1642 Stelton Road, Ste 410 Piscataway, NJ 08854 732.743.9500

Princeton Jct.
11 Cranbury Road
Princeton Junction, NJ 08550 609.759.8100

Quakerbridge Rd.
3745 Quakerbridge Road
Hamilton, NJ 08619
609.981.8900

Sicklerville
483 Cross Keys Road
Sicklerville, NJ 08081
856.728.0343

Voorhees
133 Route 73
Voorhees, NJ 08043
856.753.9191

Woodbury
1201 North Broad Street
Woodbury, NJ 08096
856.384.1689

NEW YORK

Flushing
154-04 Northern Blvd.
Flushing, NY 11354
718.943.9100

Jericho
350 North Broadway #352 Jericho, NY 11753
516.348.1750

PENNSYLVANIA

Arch St.
921 Arch Street
Philadelphia, PA 19107
215.923.6200

Cheltenham
470 W. Cheltenham Avenue Philadelphia, PA 19126 215.224.6400

Chestnut St.
1839 Chestnut Street
Philadelphia, PA 19103
215.996.7380

Elkins Park
7301 Old York Road
Elkins Park, PA 19207
215.424.5100

North Wales
1222 Welsh Road
North Wales, PA 19454
215.631.9911

CORPORATE HEADQUARTERS 183 Bayard Lane, Princeton, NJ 08540 | 609.921.1700 | **thebankofprinceton.com**

OPERATIONS CENTER 403 Wall Street, Princeton, NJ 08540